# OTIS

## Notice of Annual Meeting of Shareholders and Proxy Statement

## 2021



# We are Otis

**We are the world's leading company for elevator and escalator manufacturing, installation and service.**

You'll find us in the world's most iconic structures, as well as residential and commercial buildings, transportation hubs and everywhere people are on the move.

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# Our Vision

We give people freedom to connect and thrive in a taller, faster, smarter world.

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# The Otis Absolutes

In realizing our vision, our employees are guided by our commitment to The Otis Absolutes:

## Safety

We are in the safety business. The well-being of our colleagues, our customers and the riding public is paramount.

**EVERYTHING DEPENDS ON MOVING PEOPLE SAFELY.**

---

## Ethics

We strive to be a trusted company, and the employer and supplier of choice. Doing business the ethical, lawful and honest way is who we are and our reputation depends on it.

**DOING BUSINESS THE RIGHT WAY – IT'S WHO WE ARE.**

---

## Quality

We stand for delivering quality results in everything we do – from engineering, manufacturing, installation and service, to selling, marketing and financial reporting.

**WE DELIVER QUALITY RESULTS IN EVERYTHING WE DO.**

# Creating value in 2020

In 2020, Otis Worldwide Corporation ("Otis") became an independent public company trading on the New York Stock Exchange ("NYSE"), following the spinoff from United Technologies Corporation ("UTC"). In our first independent year, we grew stronger, showed our resilience and accelerated our innovation – thriving through change.

## Our reach is global, our people are local

 We maintain approximately **2.1 million** customer units worldwide

 We serve customers in more than **200** countries and territories

 We have more than **69,000** employees, including **40,000** field professionals

 We have over **1,400** branches and offices and a direct physical presence in approximately **80 countries**

## Executing on our strategy

As an independent company, we are focused on optimizing our business model and driving returns for shareholders. A foundation of our strategy is balanced capital allocation that supports a sustainable dividend, debt reduction, share repurchase and acquisitions. Our strategy is growth-oriented, and our business is focused on executing against our strategic pillars.

| STRATEGIC PILLARS | 2020 RESULTS |
|---|---|
| Sustain new equipment growth | • Grew new equipment share by approximately 60 basis points[1]<br>• Expanded sales force and networks in key markets and improved effectiveness through digitalization<br>• Expanded product offerings by launching new Gen2 Prime in key markets to address unique customer needs<br>• Launched new LINK commercial and public escalator products in China and India |
| Accelerate service portfolio growth | • Leveraged digital tools to improve productivity and customer satisfaction and retention<br>• Used targeted initiatives to improve new equipment conversion, reduce cancellations and bring Otis units back to the portfolio<br>• Enhanced service model in key regions to train and develop more specialized maintenance and callback service mechanics to improve response times and maintenance completion<br>• Expanded service portfolio through targeted acquisitions |
| Advance digitalization | • Accelerated deployment of Otis ONE, our IoT offering, driving service productivity for our field mechanics and value for our customers<br>• Opened an Industry 4.0 escalator factory in China, upgrading our smart manufacturing capabilities<br>• Introduced 16th generation of Compass destination dispatching software, continuing to help improve traffic flow<br>• Moved network infrastructure to global cloud-based solutions to improve collaboration, efficiency and security for our teams |
| Focus and empower our workforce | • Strengthened our culture as a standalone Otis, reinforcing our commitment to The Otis Absolutes and diversity, equity and inclusion<br>• Continued to develop process discipline around safety, our First Absolute, with an emphasis on ownership through global safety stand-downs, stop-work authority and speak-up culture that empowers our workforce to continuously improve outcomes for colleagues and customers |

[1] Based on Otis internal estimates.

# Financial highlights

Otis delivered solid financial results in 2020. On an adjusted basis, we were able to grow operating profit and expand operating profit margins with our continuous, multiyear focus on productivity and swift and concerted focus on cost containment amid a challenging environment due to the impact of COVID-19. Organic sales[1] were down due to COVID-19, but our contractual maintenance business proved resilient. Against this backdrop, we also executed on our capital deployment initiatives, returning $260 million in dividends to our shareholders, about 38% of net income, and paid down $350 million in debt, $100 million more than we planned at the beginning of the year due to our strong cash flow.

## SALES
(in billions)                                    % change from 2019

**GAAP**                            12.8          **(2.1)% organic
                                                  sales[1] decline**

## OPERATING PROFIT
(in billions)                                    % change from 2019

**GAAP**                            1.6           **-9.6%**

**Adjusted[1]**                     1.9           **2.5%**

## CASH FLOW
(in billions)                                    % change from 2019

**Operating
Cash Flow**                         1.5           **0.7%**

**Free Cash
Flow[1]**                           1.3           **-2.0%**

## DILUTED EARNINGS PER SHARE
                                                  % change from 2019

**GAAP**                            $2.08         **-19.4%**

**Adjusted[1]**                     $2.52         **12.5%**

[1] As defined more fully in Appendix A on pages 80-82, the company refers to non-GAAP sales as organic sales, non-GAAP operating profit as adjusted operating profit, non-GAAP cash flow as free cash flow and non-GAAP diluted earnings per share as adjusted EPS. Appendix A also provides a reconciliation of these non-GAAP financial measures to the corresponding GAAP financial measures

# Our pandemic response

As a global company, the impact of the COVID-19 pandemic on Otis and its customers differed regionally. The services we provide, however, were deemed essential. We worked swiftly to protect our employees, liquidity and supply chain to minimize disruptions.

| | | |
|---|---|---|
| **PROTECTING OUR EMPLOYEES**<br>Secured critical personal protective equipment that enabled field professionals to safely continue their essential work at job sites, customer locations and our manufacturing operations | **EXPANDING REMOTE CAPABILITIES**<br>Expanded our systems and network capabilities to maximize our employees' ability to securely and efficiently perform their work remotely | **PROTECTING LIQUIDITY**<br>Implemented stepped plan to rationalize expenses across the organization, while maintaining investments in our workforce, research and development, and innovation |
| **PROMOTING WORKFORCE WELLBEING**<br>Provided employees with additional benefits, support and assistance programs to promote workforce health and wellness | **CONTRIBUTING FINANCIALLY**<br>Contributed to the World Health Organization's COVID-19 Response Fund<br><br>Expanded our platform to match employee giving for select COVID-19 causes | **MOBILIZING SUPPLY CHAIN**<br>Mobilized global supply chain to minimize disruptions in meeting global customer demand |

**OTIS**

# Commitment to our people and our communities

With customers in more than 200 countries and territories, and more than 1,400 branches and offices around the world, Otis is a true global citizen. Everywhere we do business, we operate on the belief that financial performance and corporate responsibility go hand in hand. Our vision – to give people freedom to connect and thrive in a taller, faster, smarter world – depends on us doing well by doing good for the people and places we impact. It's why we uphold the highest standards of safety, ethics and quality; nurture a workplace culture of diversity, equity and inclusion; invest in our local communities; encourage employee volunteerism; and aim to minimize our environmental footprint.

A few of our initiatives are highlighted below. Read more at www.otis.com/en/us/our-company/social-impact.

## Protecting our people

We will not be satisfied until every Otis employee and subcontractor returns home safely at the end of every day. We are actively working to ensure our workplaces are safe and our employees and subcontractors have the tools, training and support to create an injury-free environment. Our fundamental work-safety principles, which we call the Cardinal Rules, are designed to deal with the hazards in our industry – from fall protection in the hoistway to controlling elevator movement during service to electrical safety procedures on the jobsite. Our deep commitment to the health and safety of our employees and subcontractors expanded in 2020 as we developed comprehensive safety measures to allow our teams to work safely during the COVID-19 pandemic.

Globally, the Otis total recordable incident rate ("TRIR") and lost time incident rate ("LTIR") have been reduced by 13% and 35%, respectively, between 2015 and 2020. TRIR and LTIR are lagging indicators used by industries of all sizes to measure safety performance by comparing significant injuries to the number of hours worked by all employees. Otis' safety rates are best-in-class compared to the latest reported metrics across our industry, the result of focused initiatives aimed at strengthening our safety culture, demonstrating safety leadership at all levels of our organization and significantly increasing employee engagement and empowerment.

Our key safety initiatives in 2020 included the following:

| | |
|---|---|
| **Speak Up and Stop Work Policy** | We continue to empower all of our employees and subcontractors with stop work authority to use when they perceive an unsafe condition or behavior that may cause a risk of injury. In 2020, employees and subcontractors participated in training to reinforce the need to recognize and take immediate action to stop work where conditions threaten anyone's safety. Actual stop work examples were shared and recognized as they occurred. |
| **The Season of Safety 2020** | This global program focused on strengthening our safety culture by promoting strong employee engagement through gamification, sharing lessons learned and best practices, and encouraging meaningful conversations at various levels of our management team. We emphasized our Cardinal Rules and stop work programs, outlining their importance in keeping all employees safe on jobsites and in the workplace. We achieved a high-level of engagement, further developing our progress toward creating a true culture of care where employees take care of and look out for one another. |
| **Subcontractor risk management** | We completed field safety risk assessments with our active installation and modernization subcontractors to strengthen our partnerships with them and to promote keeping their employees safe. In 2020, we ensured that risk assessments were completed for all of these subcontractor partners and that action plans were developed and executed for certain subcontractors based on the results of their assessments. |
| **COVID-19 pandemic** | As we adjusted to new ways of working in the midst of a global health crisis, we took actions to ensure our workforce remained safe, including: <br><br>• **Employee protection measures.** We took significant measures to protect the health and well-being of our field professionals, factory and office employees, and contractors. Our robust, multilayered approach to prevent the spread of COVID-19 – which will continue as long as COVID-19 transmission remains a threat – uses advanced risk assessment and control techniques. It is focused on four key areas: safe workplace measures, such as increased air filtration, field, factory and office jobsite evaluations and temperature screening capabilities; sanitization and personal protective equipment, including enhanced cleaning and disinfection techniques, touch-free fixtures and use of face masks; social distancing and workspace improvements, including modified work stations and large gathering prohibitions; and exposure and confirmed case reporting procedures. <br><br>• **Our New Workplace: A Guide to Protecting Your Health.** We created a comprehensive manual for our employees to assist them in navigating the work environment during the COVID-19 pandemic. The guide provides information on resources and benefits available to employees and describes procedures for creating and maintaining a safe and healthy work environment. |

# Prioritizing diversity, equity and inclusion

**Our Commitment to Change** initiative outlines actions we have taken or will take to ensure that Otis is a place where every voice feels safe, welcome and heard. It advances these goals by building transparency and accountability into the process. Specifically, we commit to:



Conduct an independent review of Otis to uncover and eliminate biases affecting any of our colleagues in our hiring, compensation, professional development and other business practices



Accelerate anti-racism, unconscious bias and inclusion learning for employees at all levels of the organization and throughout their Otis careers



Create an advisory group to ensure transparency and hold us accountable for achieving measurable progress toward a diverse, inclusive culture



Amplify our ongoing commitment to STEM and vocational education, as we join with community and business partners to invest in and build a diverse talent pipeline



Make social justice and racial equity an integral part of our community giving, volunteerism and external reporting programs



Promote and expand mental health and well-being benefits, policies and practices to support our colleagues

In support of Our Commitment to Change, we have already:

- Completed the first commitment, an independent review of Otis to uncover and eliminate biases, with key findings related to: accelerating gender diversity, increasing focus on career growth for field professionals, expanding diversity measurements, modifying existing talent lifecycle practices to ensure equity and inclusion throughout all touch points and building accountability at all management levels
- Finalized the design and implementation plan to launch unconscious bias training globally during 2021
- Invested in our talent and culture, providing underrepresented talent throughout our organization increased opportunities to attend professional development events
- Launched a series of webinars to support our employees during these times of crisis, with topics focused on mental health, managing stress, resiliency and thriving during the COVID-19 pandemic
- Forged new, meaningful relationships with a diverse set of nonprofits and non-governmental organizations, including the Thurgood Marshall Scholarship Fund, the Urban League, UNICEF, The Asia Foundation, the China Women's Development Foundation and Serving People with Disabilities in Singapore

We encourage our employees to join Employee Resource Groups ("ERGs"), which provide mentoring, career guidance, allyship and mutual support for colleagues who share the concerns and affinities of race, ethnicity, gender, gender identity, sexual orientation, disability, generation, veteran status and more.

For example, in 2020, the North America ERGs hosted a series of programs for Otis employees, called Breaking Bread & Breaking Barriers, that focused on and encouraged more dialogue about diversity, equity and inclusion. To support the goal of developing relationships with people from a variety of backgrounds and groups to discuss these topics, our employees organized and gathered in small groups that included a wide range of seniority (including executives), work roles, geographies and other characteristics.

Otis

# Preparing tomorrow's leaders

We are committed to providing education and training resources to develop tomorrow's diverse leaders.

## Made to Move Communities

Made to Move Communities, the cornerstone of our Corporate Social Responsibility strategy, focuses on two issues that are vital both to Otis and to the communities where we live and work: STEM education and inclusive mobility. This program features an annual global student challenge for student teams from around the world to develop and apply creative, technology-based solutions for eliminating the barriers to mobility that our neighbors in underrepresented communities often encounter. Students in the program's first year focused their research on mobility solutions for those communities most affected by the COVID-19 pandemic.

## Our Employee Scholar Program

We support a culture of lifelong learning in which our employees are encouraged to expand their knowledge and capabilities to maintain their competitive skills in an ever-changing world. We aspire to maintain a highly educated workforce capable of the innovation required of our technology-driven company.

Our Employee Scholar Program is one of the most comprehensive company-sponsored employee education programs in the world. Otis provides financial and program support to participating employees attending classes at universities around the world.

| UP TO 100% SUBSIDIZED EDUCATION | BROAD ELIGIBILITY | APPLIES TO ANY FIELD OF STUDY APPLICABLE TO OTIS | PAID STUDY TIME |
|---|---|---|---|
| We pay for our eligible employees to attend credit-bearing classes in approved degree or certificate programs, and tuition, fees and books are covered up to a maximum amount per year and per degree. | All employees worldwide, full-time or part-time, are eligible once they have worked at Otis for one year or are on military leave of absence. | Employees can pursue degrees or certificates in their current field or learn an entirely new field that applies to Otis' business or operations. | We provide eligible employees up to three hours per week of paid time off to study. |

# Closing the gender gap

We are committed to ensuring that women are equally represented throughout our workforce. We believe that gender should not be a barrier to success in any role, and we are taking action to increase engagement of women in all roles. To encourage more women to consider field positions, we have:

- Advanced the efforts of FORWARD, our first global ERG, to support women in field operations
- Re-evaluated the criteria for these field positions to ensure we draw upon a diverse applicant field

## Paradigm for Parity

We are the first in our industry to join the Paradigm for Parity coalition, pledging our commitment to establish gender parity across our executive ranks by 2030. We have committed to implement Paradigm for Parity's 5-point Action Plan, a set of specific actions that when concurrently implemented, aim to catalyze change and enable companies to more effectively increase the number of women of all races, cultures and backgrounds in leadership positions.

### PARADIGM FOR PARITY'S 5-POINT ACTION PLAN

| 1 | 2 | 3 | 4 | 5 |
|---|---|---|---|---|
| Eliminating, or minimizing, unconscious bias in the workplace | Significantly increasing the number of women in senior operating roles | Measuring targets and maintaining accountability through regular progress reports | Basing career progress on business results and performance, rather than physical presence in the office | Providing sponsors, not just mentors, to women well-positioned for long-term success |

We have already begun putting our commitment into action. In 2020, we:

- Defined clear representation goals in our executive ranks and in the non-executive grades to sustain progress
- Participated in the benchmark survey study offered by Paradigm for Parity to identify gaps and opportunities and to contribute to strengthening the coalition to improve gender parity overall

# Strengthening sustainability

We are committed to reducing the impact of our environmental footprint and to developing the sustainable solutions the world needs. We are using our resources judiciously and are relying more on renewable energy. We also are innovating products and services that reduce energy consumption and that are made with recycled and recyclable material.

 **ENVIRONMENTALLY SUSTAINABLE FOOTPRINT**

**Our factory greenhouse gas emissions were reduced by over 30%** between 2015 and 2020 through measures such as using solar fields at a number of our facilities to reduce our reliance on fossil fuels.

Otis was a pioneer in the construction of **green elevator production facilities**. We now have two Gold LEED-certified production factories in Asia. In addition, nearly 85% of our factories are certified to the environmental management standard ISO 14001; and in Europe, six of our factories are certified to energy management standard ISO 50001.

 **RESOURCE EFFICIENCY**

Measured globally, we **reduced our factory water use by over 40%** between 2015 and 2020 by implementing practices that promote a more efficient use of this valuable natural resource. An example is at our factory in São Bernardo do Campo, Brazil, where we installed separate rainwater collection and wastewater reuse systems that allow us to use the reclaimed water for non-potable water sources. This project allowed us to reduce freshwater use by over 2 million gallons annually.

Between 2015 and 2020, we have **recycled over 99% of all waste products generated by factory operations** and **reduced generation of hazardous waste, less than 1% of our total waste generation, worldwide by over 30%**.

 **SUSTAINABLE PRODUCTS**

Our Gen2 elevator with ReGen technology is smaller and **capable of reducing energy consumption by 75% under normal operating conditions** compared to conventional systems without regenerative technology.

Our ReGen drive captures energy that would otherwise be wasted as heat and converts it into reusable energy for use by other building systems.

Our CompassPlus destination dispatching technology saves energy by putting some elevators on standby mode when traffic is light.

**OTIS**

# Independent lead director letter



**TO OUR SHAREHOLDERS:**

In 2020, we returned to our roots as an independent company, 100 years after Otis' initial listing on the New York Stock Exchange. Even before the listing, our Board came together to ensure that we had the background, foundation and relationships to enable us to operate effectively. From financial expertise, global experience, innovation leadership and risk management to gender and ethnic diversity, we have the right combination of experience and variety of perspectives to guide Otis on the path to continued industry leadership and long-term growth. These attributes were instrumental as we navigated the year's unique challenges, including a global pandemic and social unrest. Fueled by these challenges, our Board worked closely with our management team to execute our strategies and deliver on our commitments.

**DIVERSE, EXPERIENCED BOARD OF DIRECTORS**

**SOLID EXECUTION OF OUR STRATEGIES**

I am pleased to report that we performed well in 2020, as demonstrated by our solid results and strong financial position. Our results validate our key strategies to sustain new equipment growth, accelerate portfolio growth, advance digitalization, and focus and empower our workforce. These strategic pillars are part of a broader operational framework to optimize our business model and implement balanced, shareholder-friendly capital allocation.

We also are aligning compensation with strategy execution. Our Compensation Committee introduced new performance goals in the annual incentive plan for executives. Previously, Otis' annual incentive plan was tied to achievement of free cash flow and EBIT (earnings before interest and taxes) results. Although these are important objectives for any business, and we have retained them, our Compensation Committee added performance goals for sales and new equipment orders. These additional goals support our strategic priority of growing the business.

**COMPENSATION METRICS TIED TO GROWING THE BUSINESS**

**THE OTIS ABSOLUTES**

Beyond financial performance, we continue to shape our standalone culture. The Otis Absolutes, our code of ethics, are the foundation of that culture and are based on the pillars of Safety, Ethics and Quality. They apply across our enterprise, represent how we operate as a company and contribute to realizing our vision to give people freedom to connect and thrive in a taller, faster, smarter world.

The culture we have put in place demands that we advance diversity, equity and inclusion, and I am proud of the progress we have made. Our Commitment to Change establishes the Otis roadmap to a more diverse, equitable and inclusive future. Our Made to Move Communities program expands upon our commitment to STEM and vocational education, joining with community and business partners to invest in and build a diverse talent pipeline. Otis joined the Paradigm of Parity coalition as well, pledging to achieve gender parity in executive roles by 2030.

**ACTIVE COMMITMENT TO DIVERSITY, EQUITY AND INCLUSION**

2020 represented a strong start for the newly independent Otis. I am confident this Board, working with senior management, can achieve long-term growth and expand Otis' iconic leadership in the industry we helped create. I also look forward to engaging with you, our shareholders, and to creating the framework for continued dialogue as Otis continues its journey. As such, I request your support for the board-recommended proposals contained in this Proxy Statement.

Yours truly,

*John H. Walker*

**JOHN H. WALKER**
**INDEPENDENT LEAD DIRECTOR AND**
**CHAIR OF THE COMPENSATION COMMITTEE**

# Notice of 2021 Annual Meeting of Shareholders

## Meeting information



**DATE AND TIME:**
April 27, 2021
9:00 a.m. Eastern time



**LOCATION:**
We will be holding our 2021 Annual Meeting of Shareholders ("Annual Meeting") virtually via live webcast.
To attend, vote or submit questions during the Annual Meeting, please see "How to attend" below. You will not be able to attend the meeting in person. For more information, see "Virtual Annual Meeting."

**Your vote is important. Please submit your proxy or voting instructions as soon as possible.**

## Agenda

**1.** Election of the Nine Director Nominees Listed in the Proxy Statement

**2.** Advisory Vote to Approve Executive Compensation

**3.** Advisory Vote on Frequency of Advisory Vote to Approve Executive Compensation

**4.** Appointment of PricewaterhouseCoopers LLP to Serve as Independent Auditor for 2021

**5.** Other Business, if Properly Presented

### Who may vote:

If you owned shares of Otis common stock at the close of business on March 3, 2021, you are entitled to receive this Notice of the 2021 Annual Meeting of Shareholders and to vote at the meeting, either online or by proxy.

### How to attend:

To attend the meeting, please go to www.virtualshareholdermeeting.com/OTIS2021. To participate by voting or submitting questions during the Annual Meeting, you will need to log in to www.virtualshareholdermeeting.com/OTIS2021 using the control number located on your Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability"), proxy card or voting instruction form. You will not be able to attend the Annual Meeting in person.

**Please review your 2021 proxy statement ("Proxy Statement") and vote using one of the methods described on the following page.**

By Order of the Board of Directors.

**NORA E. LAFRENIERE**
**EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL & CORPORATE SECRETARY**

**OTIS**

# How to Vote



### INTERNET
**Online during the Annual Meeting:**
Go to www.virtualshareholdermeeting.com/OTIS2021 and follow the instructions on the website.
**Online in advance of the Virtual Annual Meeting:**
Up until 11:59 p.m. Eastern time on April 26, 2021, go to www.proxyvote.com and follow the instructions on the website.



### TELEPHONE
Up until 11:59 p.m. Eastern time on April 26, 2021, call 1-800-690-6903



### MAIL
Sign, date and return your proxy card or voting instruction form in the enclosed postage-paid enclosed envelope.

**Important notice regarding the availability of proxy materials for the Annual Meeting to be held on April 27, 2021**. This Notice of the 2021 Annual Meeting of Shareholders and Proxy Statement and our 2020 Annual Report to Shareholders ("2020 Annual Report") are available free of charge at www.proxyvote.com. References in either document to our website or any third-party website are for the convenience of readers, and information available at or through these websites is not a part of nor is it incorporated by reference in the Proxy Statement or 2020 Annual Report.

The Board of Directors is soliciting proxies to be voted at our Annual Meeting on April 27, 2021, and at any postponed or reconvened meeting. We expect that the proxy materials or a Notice of Internet Availability will be mailed and made available to shareholders beginning on or about March 12, 2021. At the Annual Meeting, votes will be taken on the matters listed in this Notice of 2021 Annual Meeting of Shareholders.

# Virtual Annual Meeting

For our Annual Meeting, we have adopted a virtual meeting format. This format enables shareholders to participate regardless of geographic location or physical or resource constraints, and also safeguards the health and safety of our shareholders, employees and members of our Board of Directors ("Board") as the COVID-19 pandemic continues. All that is required is an internet-connected device.

## How will the Annual Meeting be held?

The Annual Meeting will be held via live webcast through an online virtual meeting platform that allows shareholders around the globe to listen to the entire meeting on their computer or other device and submit questions. Members of management, our Board and a representative of our independent auditor will be in virtual attendance.

## How can shareholders attend and participate in the Annual Meeting?

Only shareholders of record and beneficial owners as of March 3, 2021, the record date, may attend or participate in the meeting by voting or submitting questions. To attend and participate, go to www.virtualshareholdermeeting.com/OTIS2021 and log in using the 16-digit control number included on your Notice of Internet Availability, Proxy Card or voting instruction form.

On the day of the Annual Meeting, April 27, 2021, shareholders may begin to log in to the online Virtual Meeting platform beginning at 8:45 a.m. Eastern time. The meeting will begin promptly at 9:00 a.m. Eastern time. Please allow ample time to log in.

## How can shareholders receive technical assistance in connection with the Annual Meeting?

Beginning at 8:45 a.m. Eastern time on the day of the meeting, we will have technicians ready to assist you with any technical difficulties you may have logging in to or accessing the Annual Meeting. For technical support, you may call 844-986-0822 (U.S.) or 303-562-9302 (International). These technical support numbers also will be displayed on the login page of the online virtual meeting platform.

## How can shareholders submit questions at the Annual Meeting?

Once logged in to the virtual meeting platform as instructed above, shareholders may submit questions directly by following the instructions on the website. We will answer as many shareholder-submitted questions that are pertinent to the meeting matters and appropriate as time permits during the Annual Meeting. Substantially similar questions may be answered as a group.

**YOU WILL NOT BE ABLE TO ATTEND THE ANNUAL MEETING IN PERSON.**

OTIS

# Table of contents

**12 PROXY STATEMENT SUMMARY**

12 Governance and Board highlights

  12 About the Separation

  12 Foundation of good governance

  14 Our director nominees

**16 CORPORATE GOVERNANCE**

16 PROPOSAL 1: Election of directors

16 Board responsibilities and oversight

  16 Leading through change

  17 Areas of Board oversight

  18 Our code of ethics – The Otis Absolutes

19 Creating and maintaining an effective Board

  19 How we select our directors

  21 Criteria for Board membership

  21 Director skills and attributes

  22 Board effectiveness

24 Our Board nominees

  24 Biographical information

  28 Nominee skills and attributes matrix

  29 Director independence

29 Our leadership and Board structure

  29 Our leadership structure

  30 Board committees

33 Board engagement

  33 Engagement with the Board

  34 Engagement with management

  34 Engagement with shareholders

35 Compensation of directors

  35 Pay structure

**38 EXECUTIVE COMPENSATION**

38 PROPOSAL 2: Advisory vote to approve executive compensation

39 Compensation discussion and analysis

  39 Who we are

  39 Introduction

39 Named Executive Officers

  39 Pre-Separation compensation

  40 Compensation best practices

  40 Executive compensation philosophy

  41 How we make pay decisions and assess our programs

43 Elements of our 2020 executive compensation program

49 Other executive compensation policies and practices

52 Other compensation elements

53 Report of the Compensation Committee

54 Compensation tables

  54 Summary Compensation Table

  56 Grants of plan-based awards

  58 Outstanding equity awards at fiscal year-end

  61 Option exercises and stock vested

  61 Pension benefits

  62 Nonqualified deferred compensation

  63 Potential payments on termination or change-in-control

66 PROPOSAL 3: Advisory vote on frequency of advisory vote on executive compensation

**67 AUDIT MATTERS**

67 Report of the Audit Committee

68 PROPOSAL 4: Appoint an independent auditor for 2021

  68 Audit Committee assessment of PwC

  68 Audit Committee controls relating to independent auditor

  69 Policy on Audit Committee pre-approval of audit and permissible non-audit services of independent auditor

  69 Fees billed by PwC

**70 OTHER IMPORTANT INFORMATION**

70 Stock ownership

  70 Beneficial Stock ownership of directors and executive officers

  71 Certain beneficial owners

71 Delinquent Section 16(a) reports

71 Transactions with related persons

73 Other matters

**75 FREQUENTLY ASKED QUESTIONS ABOUT THE ANNUAL MEETING**

**80 APPENDIX A: RECONCILIATION OF GAAP MEASURES TO CORRESPONDING NON-GAAP MEASURES**

**83 APPENDIX B: FINANCIAL PERFORMANCE METRICS USED IN OTIS' SHORT-TERM INCENTIVE COMPENSATION PLAN**

# Proxy Statement summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

## Proxy voting roadmap

| PROPOSAL 1 | **Election of directors**<br>BOARD RECOMMENDATION: **FOR** EACH DIRECTOR NOMINEE | PAGE **16** |
|---|---|---|
| PROPOSAL 2 | **Advisory vote to approve executive compensation**<br>BOARD RECOMMENDATION: **FOR** | PAGE **38** |
| PROPOSAL 3 | **Advisory vote on frequency of advisory vote to approve executive compensation**<br>BOARD RECOMMENDATION: **ONE YEAR** | PAGE **66** |
| PROPOSAL 4 | **Appoint an independent auditor for 2021**<br>BOARD RECOMMENDATION: **FOR** | PAGE **68** |

# Governance and Board highlights

## About the Separation

In 2018, UTC announced its intention to spin off its Otis reportable segment into a separate publicly traded company (the "Separation"). We became an independent, public company as of April 3, 2020. The Separation is further described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 ("2020 Annual Report on Form 10-K"), available on our website at www.otisinvestors.com/financials/sec-filings.

## Foundation of good governance

Otis is committed to best corporate governance practices. Our governance structure reflects processes from across industries that we believe provide the basis for effective board oversight. Our governance is dynamic, reflecting the Board's continuous review of best practices and goal of maintaining optimum effectiveness.

Otis

Below are Otis' key corporate governance practices, together with where in this Proxy Statement and/or other publicly available documents you may find further information on these practices. Publicly available documents such as our Corporate Governance Guidelines, Certificate of Incorporation, Bylaws, Committee Charters and The Otis Absolutes are available on our website at www.otisinvestors.com/governance/governance-documents.

| Board independence and composition | For more information |
|---|---|
| **Fresh perspectives** – the tenure of eight of our nine directors on the Otis Board or its predecessor, UTC, is less than three years | page 15 |
| **7 of 9 director nominees are independent** | page 29 |
| **All committees are comprised of independent directors only** | pages 31-33 |
| **Independent Lead Director** has expansive responsibilities | page 30<br>Corporate Governance Guidelines ("CGG") |
| **Private sessions of independent directors** are held following each regularly scheduled Board and committee meeting without management present; presided by the Lead Director or committee chair | CGG |
| **All directors are elected annually** | page 20<br>Bylaws and Certificate of Incorporation |
| **Overboarding is prevented** – all directors are restricted in the number of other boards on which they may serve | page 20<br>CGG |
| **Majority voting standard** applies for uncontested elections; resignation policy is in place if a director fails to receive the majority of votes cast | CGG |

| Director engagement | |
|---|---|
| **5 Board meetings** and **13 committee meetings** in 2020 | page 33 |
| **100% director attendance** at Board and committee meetings in 2020 | page 33 |
| **Robust onboarding education** program for all directors | page 23<br>CGG |
| **Annual self-evaluations** completed by all directors | page 22<br>CGG |

| Environmental, social and governance ("ESG") matters | |
|---|---|
| **Strong commitment to diversity, equity and inclusion** | page 4 |
| **The Otis Absolutes, our code of ethics**, applies to all employees globally as well as the Board | The Otis Absolutes and CGG |
| **Extensive ESG program and active Board and committee oversight** of ESG matters in place | page 18 |

| Shareholder rights | |
|---|---|
| **Nomination of director candidates** available through the proxy access process; properly made shareholder nominations considered by the Nominations and Governance Committee | Bylaws |
| **Request for a special meeting of shareholders** can be made by shareholders holding at least 15% of outstanding shares of Otis common stock | Bylaws |
| **No dual class or cumulative voting structure – one vote per share** | Certificate of Incorporation |
| **No supermajority shareholder vote requirements or poison pill plan** | Bylaws and Certificate of Incorporation |

| Stock ownership requirements | |
|---|---|
| **Robust stock ownership requirements** for directors and executive officers | pages 36 and 49<br>CGG |
| **Prohibition on hedging and pledging** of our common stock by directors and employees (including officers) | page 49 |

# Our director nominees

The Board has nominated nine individuals for election to the Otis Board upon recommendation of the Nominations and Governance Committee. These nominees are deeply experienced executives with the highest integrity and represent a highly diverse collection of backgrounds, experience, skills and perspectives. The nominees have led companies as chief executive officers, presidents, chairmen, and managing or lead partners in a wide range of sectors, including high-tech manufacturing, asset management, consumer products, professional services and transportation. Each of the nominees is a current Otis director, appointed in connection with the Separation. During this past year of unpredictability and change, the nominees have proven that they work well together with respect, agility and dedication.

## INDEPENDENT


**Jeffrey H. Black**, 66
Former Senior Partner and Vice Chairman,
Deloitte LLP


**Kathy Hopinkah Hannan**, 59
Former Global Lead Partner, National Managing Partner and Vice Chairman, KPMG, LLP


**Shailesh G. Jejurikar**, 54
CEO and Executive Sponsor, Corporate Sustainability, Fabric & Home Care, The Procter & Gamble Company


**Harold W. McGraw III**, 72
Former Chairman, President & CEO, McGraw-Hill Companies


**Margaret M. V. Preston**, 63
Former Managing Director,
U.S. Wealth Management,
TD Bank


**Shelley Stewart, Jr.**, 67
Former Chief Procurement Officer,
E. I. du Pont de Nemours and Company


**John H. Walker**, 63
Former Chairman and CEO,
Global Brass and Copper Holdings, Inc.

## NON-INDEPENDENT


**Christopher J. Kearney**, 65
Executive Chairman,
Otis Worldwide Corporation


**Judith F. Marks**, 57
President & CEO,
Otis Worldwide Corporation

**OTIS**

## Focus on Board diversity

Otis places great emphasis on diversity in its workplace and beyond, and the Board is no exception. The Nominations and Governance Committee actively considers diversity in recruitment and nominations of directors and assesses its effectiveness in this regard when reviewing the composition of the Board. The current composition of our Board reflects those efforts and the importance of diversity to the Board. Further, the Nominations and Governance Committee itself is specifically composed of a diverse group of directors, which gives it a strong foundation for considering diversity in Board leadership and governance matters.

### NOMINEES


33%
33%
78%

**Women** | **Ethnic/racial diversity** | **Global experience**

- African American
- Native American Indian
- Indian American

### NOMINATIONS AND GOVERNANCE COMMITTEE


50%
50%
75%

**Women** | **Ethnic/racial diversity** | **Global experience**

- African American
- Native American Indian

## Independent, focused board with fresh perspectives


78%

**Independence**

<1

**Average other current U.S.-listed public board membership**


89%

**Tenure as director with Otis/UTC**

- Less than 3 years
- More than 3 years*

*Harold W. McGraw III served as a UTC director from September 2003 until the Separation.

## Board qualifications

Our Board values the varying perspectives that individuals of differing backgrounds and experiences bring. Each of our nominees meets the fundamental criteria required to be an Otis Board member:

- Objectivity and independence
- Loyalty
- Commitment to enhancing long-term shareholder value
- Broad senior-level experience
- Diversity
- Capacity to devote time required
- Professional and personal ethics
- Alignment on corporate purpose

Our nominees as a group also possess the following highly valuable skills that the Board has identified as most relevant and desirable to support and guide Otis in excelling now and into the future:

| | |
|---|---|
| **Senior industry leadership** | 7/9 |
| **Environmental, social and governance** | 9/9 |
| **Innovation and optimization** | 5/9 |
| **Financial or financial reporting** | 8/9 |
| **Risk management** | 7/9 |
| **Global** | 7/9 |
| **Diversity** | 5/9 |

# Corporate governance

## Proposal 1:
## Election of directors

- We are seeking your support for the election of the nine individuals that the Board has nominated to serve on the Board for a one-year term beginning on the date of the Annual Meeting.
- All the nominees are current directors of Otis, first appointed in connection with the Separation in April 2020.
- The Board believes that the nominees have the qualifications consistent with our position as a global leader in the elevator and escalator manufacture, installation and service industry with operations worldwide.

### THE BOARD RECOMMENDS A VOTE FOR EACH DIRECTOR NOMINEE:

 **Jeffrey H. Black**

 **Christopher J. Kearney**

 **Margaret M. V. Preston**

 **Kathy Hopinkah Hannan**

 **Judith F. Marks**

 **Shelley Stewart, Jr.**

 **Shailesh G. Jejurikar**

 **Harold W. McGraw III**

 **John H. Walker**

# Board responsibilities and oversight

## Leading through change

2020 was a year of tremendous change for Otis. Most significantly, we became an independent public company, pursuing our strategies that we expect will lead to long-term value creation for our shareholders. At the same time, the world was being transformed by a pandemic unseen in our lifetimes. Workplaces, residences and public spaces took on new meanings and functions. Health and safety, already paramount concerns, took on expanded importance. Moreover, our commitment to diversity, equity and inclusion was made more urgent by widespread social unrest rooted in the basic human need for equality and dignity. Through it all, our strong financial position, agile operations and a steadfast adherence to our values enabled us to succeed.

Our Board led strongly, soundly and with unwavering commitment as we pursued our strategies and supported our colleagues, customers and communities. The Board was deeply engaged as Otis quickly adapted to the rapidly changing business environment, ensuring that the company continued to provide critical and essential services while protecting its liquidity and its employees. The Board never lost focus on The Otis Absolutes and the need for inclusion and empowerment to remain a constant through uncertainty. The Board's collective breadth and depth of experience and expertise proved invaluable.

### OVERSEEING CHANGE

Members of the Otis Board bring with them experiences that are helpful in overseeing a company undergoing change. They have experience with:

| | | |
|---|---|---|
| **Newly public companies** | | 7/9 |
| **Crisis management** | | 9/9 |
| **Risk management** | | 8/9 |
| **Oversight of employee safety programs** | | 7/9 |

**OTIS**

# Areas of Board oversight

The Board is responsible for overseeing Otis business and activities. Board oversight is divided into several key areas, with oversight responsibility delegated in some instances from the Board as a whole to one or more of its committees. Key areas of Board oversight are set forth below. More information about committee oversight and responsibilities is set forth in "Our leadership and Board structure – Board committees."

## STRATEGY

While management is responsible for executing Otis' strategy, the Board actively engages with management to guide, inform and advise on that strategy in order to support and promote long-term shareholder value.

- The Board receives updates from management on status of company performance, key strategic initiatives, global socioeconomic conditions, competitive trends, capital markets and other developments.
- The Board, primarily through the Audit Committee's review and advice, has oversight responsibility over capital allocation policy, including financings, dividends, share repurchases, and significant investments and capital appropriations.
- Throughout the year, the Board, through its committees, is briefed on strategies for issues falling under the oversight of those committees, such as corporate social responsibility and diversity, equity and inclusion.
- The Board's varied experiences and perspectives allow it to probe and, if appropriate, challenge management's assumptions and conclusions on strategies and their implementation.
- Engagement by the entire Board is supported and promoted through discussions at private sessions of the independent members of the Board following every Board meeting led by the independent Lead Director, and following every Board committee meeting led by its committee chair.

## RISK MANAGEMENT

Successful execution of a robust and innovative growth strategy involves accepting a certain measure of risk. Otis identifies, assesses, monitors and manages risks through its comprehensive enterprise risk management ("ERM") program that conforms to the Enterprise Risk – Management Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission. The Board works with management to develop appropriate risk tolerances, and oversees and monitors the management of risks that could significantly affect the company's operations or growth. The Board, its committees and management work together on risk management as follows:

### Board of Directors

The full Board has oversight responsibility for the following areas of risk and risk management:

- Overall risk management program and structure; risk tolerance levels
- Selection and evaluation of senior executive management
- Management succession planning and development
- Business objectives and major strategies
- Risks deemed significant

The Board delegates certain risk management responsibilities to committees upon recommendation from the Audit Committee.

Risk oversight delegated to committees includes:

| Audit Committee | Compensation Committee | Nominations and Governance Committee |
|---|---|---|
| • Enterprise risk management policies and practices | • Executive incentive plan performance metrics and goals | • Director qualifications and nomination |
| • Financial statements, reporting and controls | • Compensation levels for senior leaders | • Director independence |
| • Legal, ethical and regulatory compliance | • CEO and Executive Chairman performance goals | • Assessment of Board effectiveness |
| • Financial and capital | • Stock ownership requirements | • Board refreshment |
| • Operational | | • Corporate governance |
| • Reputational | | • Corporate social responsibility |
| • Cybersecurity | | • Safety and environment |
| | | • Diversity, equity and inclusion |
| | | • Public policy issues |

## ESG PROGRAMS

For Otis, being a good corporate citizen is fundamental to everything that we do. Underscoring that importance, the Nominations and Governance Committee engages in extensive review and oversight of issues falling under the ESG umbrella.

Otis has developed an ESG Governance Model that supports its ESG efforts. ESG matters impact every corner of the business, and, accordingly, ESG governance is cross-functional, involving team members from multiple functional and business areas. The ESG Council – composed of the Executive Vice President, General Counsel & Corporate Secretary; Executive Vice President & Chief People Officer; Executive Vice President, Operations; and Vice President, Financial Planning & Analysis & Investor Relations – works closely with an internal ESG Working Group and reports regularly to the CEO.

### ESG Governance Model

Integrated, cross-functional initiative

Objectives established in key areas, with continued discussion around longer-term approach

ESG Council and Working Group meet frequently, a demonstration of Otis' commitment to developing and maintaining a successful ESG program

ESG strategy aligned with Otis culture, values and business strategies and objectives

**NOMINATIONS AND GOVERNANCE COMMITTEE**

**CEO**

**ESG COUNCIL**

**ESG WORKING GROUP**

Areas of oversight include, but are not limited to:

- Employee Health and Safety
- Diversity, Equity and Inclusion
- Corporate Governance
- Sustainability
- Community Giving
- Supply Chain
- Ethics and Compliance
- Investor Relations

In 2020, the Nominations and Governance Committee received information from management at every meeting concerning progress on key ESG objectives. The Committee engaged in reviews of issues including: employee health and safety; corporate social responsibility and giving; sustainability; diversity, equity and inclusion, including Our Commitment to Change and the Made to Move Communities initiative. More information about the Committee's oversight of ESG can be found in "Our leadership and Board structure – Board committees."

# Our code of ethics – The Otis Absolutes

Otis' code of ethics is called The Otis Absolutes. This code, which applies to all directors and employees, including all executive officers, is based on The Three Absolutes of Safety, Ethics and Quality. These core values establish standards of conduct and ethical principles that guide every employee and Board member across the globe in their day-to-day decisions. The Board, through its Audit Committee, receives reports from management, the Chief Compliance Officer and Otis' internal auditor on any significant issues regarding compliance with The Otis Absolutes.

Otis

# Creating and maintaining an effective Board

## How we select our directors



### HOW WE SELECT OUR DIRECTORS

As a newly independent company, our Board is composed of individuals who, together, bring fresh perspectives and possess the skills, experiences and perspectives that are ideally suited to guide Otis today and lead Otis forward. Our directors were all nominated for re-election following a thorough and rigorous process.

1. **ESTABLISH QUALIFICATIONS FOR SELECTION AS A DIRECTOR**
2. **IDENTIFY PERSONS QUALIFIED TO SERVE AS DIRECTORS, CONSISTENT WITH APPROVED QUALIFICATIONS**
3. **REVIEW CANDIDATES RECOMMENDED BY MANAGEMENT AND SHAREHOLDERS IN LIGHT OF THE APPROVED QUALIFICATIONS**
4. **RECOMMEND A SLATE OF DIRECTOR CANDIDATES TO BE PROPOSED FOR ANNUAL ELECTION BY SHAREHOLDERS**

**STEP 1**

**Establish qualifications for selection as a director**

The Board, upon recommendation by the Nominations and Governance Committee, has established fundamental criteria that any prospective director must possess. Additionally, recognizing that Otis and its strategy must continuously adapt to ever-changing business, social, environmental and other global dynamics, the Board considers which skills, attributes and experiences are necessary to support Otis in executing its current strategy as well as to guide the company in the future.

The qualifications used by the Board in selecting the nominees for directors are described under "Criteria for Board membership" and "Director skills and attributes."

**STEP 2**

**Identify persons qualified to serve as directors, consistent with approved qualifications**

The CEO, in consultation with the Executive Chairman and the Nominations and Governance Committee, is responsible for identifying candidates for the Board. The Board has delegated the screening and evaluation process for director candidates to the Nominations and Governance Committee. The Nominations and Governance Committee also may engage search firms to assist in identifying and evaluating qualified candidates and to ensure that a large and diverse pool of potential candidates is being considered.

**STEP 3**

**Review candidates recommended by management and shareholders in light of the approved qualifications**

The Nominations and Governance Committee will consider candidates recommended by directors, management and shareholders who meet the qualifications Otis seeks in its directors. Each candidate is reviewed to ensure that he or she meets the criteria for Board membership established by the Board. While objectivity and independence of thought is a critical attribute for any nominee, the Board also considers whether the candidate satisfies the independence and other requirements for service on the Board and its committees in accordance with the rules of the NYSE and Securities and Exchange Commission ("SEC").

Shareholder nominations. Shareholders may recommend nominees for consideration by the Committee by advance notice or proxy access, pursuant to the procedures set forth in Otis' Bylaws. See "Frequently Asked Questions About the Meeting – How do I submit proposals and nominations for the 2022 Annual Meeting of Shareholders?" for more information on shareholder nominations of directors for the 2022 Annual Meeting of Shareholders.

Conflicts of interest. Directors must be loyal to and act in the best interests of Otis and promote shareholder value, thus avoiding conflicts of interest and any appearance thereof, as defined by applicable laws and as set forth in The Otis Absolutes. Candidates for Board membership must disclose all situations that could reasonably represent a conflict of interest.

**Additional considerations for renomination**

Change in principal responsibilities. If a director's principal employment or principal responsibilities outside of Otis change substantially, the director must offer to resign from the Board. The Committee will recommend to the Board whether the resignation should be accepted.

Service on other boards. A director may not serve on the boards of more than four other public companies in addition to the Otis Board. Additionally, the Committee will review the appropriateness of a director's continuing Board service if a director joins the board of a public company or for-profit company where a relationship between Otis and such other entity may affect the independence of the director, require disclosure or conflict with other legal requirements.

Retirement policy. Our Corporate Governance Guidelines require that directors will not stand for re-election and will retire from the Board as of the Annual Meeting of Shareholders following their attainment of age seventy-five (75). The Board retains the authority to approve exceptions to this policy based upon special circumstances. There are no fixed term limits for members of the Board since such a policy could deprive Otis of the benefit of the experience and insight into Otis' operations that develop and strengthen over time.



**STEP 4**

**Recommend a slate of director candidates to be proposed for annual election by shareholders**

The individuals nominated for re-election to the Board at the Annual Meeting have served diligently, capably and vigorously in 2020. Each has been determined by the Nominations and Governance Committee and the Board to possess the skills, experiences and attributes necessary to lead Otis strongly into the future. While the world has experienced much change since the nominees were initially elected to the Board in April 2020, their skills, experience and agility have proven to be invaluable in guiding the company.

**OTIS**

# Criteria for Board membership

The Board, upon recommendation by the Nominations and Governance Committee, has established fundamental criteria that a prospective director must possess:

- Objectivity and independence in making informed business decisions
- Broad, senior-level experience to be able to offer insight and practical wisdom
- The highest professional and personal ethics and values in accordance with The Otis Absolutes
- Loyalty to the interests of Otis
- A commitment to enhancing long-term shareholder value
- A capacity to devote the time required to successfully fulfill a director's duties
- The ability to contribute to the diversity of the Board, consistent with Otis' diversity, equity and inclusion initiatives
- Alignment on the corporation's goal to positively impact employees, communities, the environment and other stakeholders

Recognizing that Otis and its strategy must continuously adapt to ever-changing business, social, environmental and other global dynamics, the Board also considered which skills and attributes were necessary to support Otis in executing its current strategy and navigating through change. As a result, the Board, upon recommendation from the Committee, determined that the Board should be composed of individuals possessing one or more of the following skills and attributes, so that each crucial skill and attribute is adequately represented on the Board:

# Director skills and attributes

 **Senior industry leadership**
Industry knowledge through service as a senior leader or as a director

 **Environmental, social and governance**
Experience managing or overseeing matters related to environmental, health and safety, and social and governance initiatives

 **Innovation and optimization**
Executive experience overseeing product development, operations and/or technological innovation translating into an understanding of how to adapt to rapid change and generate optimized solutions

 **Financial**
Proficiency in complex financial management, financial reporting processes, capital allocation, capital markets, and M&A

 **Risk management**
Experience in overseeing and understanding major risk exposures, including significant financial, operational, compliance, reputational, strategic, regulatory, global, trade and cybersecurity risks

 **Global**
Extensive leadership experience with a significant, global enterprise providing relevant business and cultural perspectives

 **Diversity**
Contributes to the diversity of the Board consistent with Otis' diversity, equity and inclusion initiatives

# Board effectiveness

A strong and effective Board is the foundation of Otis' governance. The Board monitors and maintains its effectiveness through its interrelated Board governance practices. The Board's self-evaluation process allows it to improve its practices and policies in order to increase effectiveness. Continuous improvement includes understanding and staying current on industry, global, financial and other trends impacting the business. Otis' governance practices include robust onboarding and continuing education opportunities.

## BOARD COMPOSITION

- Stringent director qualifications ensure high-quality and high-performing directors
- Retirement and overboarding policies support appropriate refreshment and focus
- Permissible range in Board size keeps the Board small enough to permit vigorous interaction while allowing for responsiveness to changing circumstances
- Independent Lead Director and majority independent Board support objective, independent governance

## BOARD ENGAGEMENT

- Comprehensive management reporting occurs at Board and committee meetings
- Private sessions at every Board and committee meeting support candid discussions
- Committee oversight and reporting to the Board allow robust analysis and sharing of information
- Full access to management

**Board effectiveness**

## BOARD EDUCATION

- Comprehensive onboarding education and training
- Full access to advisors and counsel
- Year-round management-led education presentations at Board meetings
- Continuing education, which is encouraged and promoted

## BOARD GOVERNANCE AND ACCOUNTABILITY

- Competitive director compensation helps attract highly skilled individuals
- Each member of the Board expected to be a long-term Otis shareholder to align with shareholder interests
- Committee assignments managed to ensure appropriate and diverse perspectives
- Annual elections, majority voting standard for uncontested elections and proxy access support accountability to shareholders

## EVALUATION OF EFFECTIVENESS: BOARD AND COMMITTEE SELF-EVALUATIONS

- The Nominations and Governance Committee oversees the design and implementation of an annual self-evaluation to assess the performance and effectiveness of the Board, its committees and the contributions of directors.
- The Lead Director and the Nominations and Governance Committee Chair jointly lead the self-evaluation process.
- The directors provide an evaluation of the performance of the Board and the committees on which they sit, their own performance and the performance of the other directors on the Board as a whole. A summary of results identifying any themes or issues that emerge from the self-evaluations are discussed in Board and committee private sessions without management.
- Results from self-evaluations are used to enhance Board and governance practices and policies, as well as inform the Board's consideration of:
  - Board roles, including committee assignments and chair positions
  - Succession planning
  - Composition and refreshment objectives

The Otis Board engaged in its first self-evaluation process in November 2020.

Otis

## Director onboarding

As required by the Corporate Governance Guidelines, all Otis directors participated in a comprehensive onboarding program in 2020. The multiday onboarding program, which took place over the course of two months, included:

- Sessions familiarizing directors with the roles and responsibilities of the Board, including topics tailored to each director's committee assignments
- Meetings with senior leaders reviewing the company's strategy; the business; financial statements; significant financial, accounting and risk management issues; compliance programs and The Otis Absolutes; and the internal audit function and the independent auditor
- Attendance at Otis Investor Day
- Meetings with key executives, including regional and functional area leaders
- Visit to the Otis Bristol Test Tower facility in Connecticut to view the 13 test elevator shafts and the testing labs for quality-control products and digital tools for field professionals
- Visit to a customer site to understand modernization and service practices and to see demonstrations of Otis' digital products

The extensive onboarding program also gave the directors the opportunity to meet each other and establish their working relationships – an essential component of a healthy, effective and respectful board.

## Director continuing education

We encourage our Board members to visit our branches, service centers and other facilities. However, apart from the director onboarding program, these in-person visits were postponed in 2020 due to the COVID-19 pandemic. Going forward, it is the Board's intention to conduct at least one annual on-site visit to an Otis operating unit, factory or construction or customer site, giving directors a firsthand understanding of Otis operations and providing an opportunity for employees and directors to interact. Directors also are encouraged to attend outside continuing education programs. Several times throughout the year, management and/or external advisors may provide presentations and materials to directors at Board and committee meetings, at the request of a director or as deemed relevant and beneficial.

# Our Board nominees

The Board, upon the recommendation of the Nominations and Governance Committee, has nominated for election the nine individuals below. All are current directors of Otis who were appointed to the Otis Board in connection with the Separation. Six of the nine directors are new to Otis, while three bring continuity and an understanding of Otis' pre-Separation business and the UTC governance model in which Otis operated – Ms. Marks, Otis President & CEO, and Messrs. Kearney and McGraw, who served as UTC directors prior to the Separation.

## Biographical information

Each nominee's biography highlights the key skills and attributes upon which the Board particularly relies, in addition to describing each director's significant work experience and service.



**INDEPENDENT DIRECTOR**

**BOARD COMMITTEES:**

Audit **(Chair)**

**OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:**

None

### JEFFREY H. BLACK | 66 | BIRTHPLACE UNITED STATES

**SKILLS AND ATTRIBUTES:**

 Senior industry leadership

 Environmental, social and governance

 Financial

 Risk management

 Global

**EXPERIENCE:**

- Senior Partner and Vice Chairman, Deloitte LLP, 2002-2016; Member of Board of Directors, 2004-2011
- Partner-in-Charge of Metro New York audit practice, Arthur Andersen LLP, 1988-2002

**OTHER LEADERSHIP EXPERIENCE:**

- Director, Vantage Airport Group, LTD (non-public)
- Director, Basin Holdings LLC (non-public)
- Board Chair, The Research Foundation for the State University of New York
- Treasurer and Director, The University at Albany Foundation



**INDEPENDENT DIRECTOR**

**BOARD COMMITTEES:**

Audit, Nominations and Governance

**OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:**

Annaly Capital Management, Inc.

### KATHY HOPINKAH HANNAN | 59 | BIRTHPLACE UNITED STATES

**SKILLS AND ATTRIBUTES:**

 Environmental, social and governance

 Financial

 Risk management

 Diversity

**EXPERIENCE:**

- Global Lead Partner, Senior Advisor for Board Leadership Center and National Leader Total Impact Strategy, KPMG LLP, 2015-2018
- National Managing Partner of Diversity and Corporate Responsibility, KPMG LLP, 2009-2015
- Midwest Area Managing Partner, Tax Services, KPMG LLP, 2004-2009
- Vice Chairman, Human Resources, KPMG LLP, 2000-2004

**OTHER LEADERSHIP EXPERIENCE:**

- Director, Blue Trail Software (non-public)
- Board Chair and National President, Girl Scouts of the United States of America
- Board Chair, Smithsonian National Museum of the American Indian
- Trustee of the Committee for Economic Development
- President George W. Bush's National Advisory Council on Indian Education



**INDEPENDENT DIRECTOR**

**BOARD COMMITTEES:**

Audit,
Compensation

**OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:**

None

## SHAILESH G. JEJURIKAR | 54 | BIRTHPLACE INDIA

**SKILLS AND ATTRIBUTES:**

 Senior industry leadership

 Environmental, social and governance

 Innovation and optimization

 Financial

 Risk management

 Global

 Diversity

**OTHER LEADERSHIP EXPERIENCE:**

- Member, Nanyang Technological University, Singapore Business Advisory Board, 2008-2018
- Vice Chairman, ACI-American Cleaning Institute, 2014-2017

**EXPERIENCE:**

- Chief Executive Officer, Fabric & Home Care, The Procter & Gamble Company, since 2019
- Executive Sponsor, Corporate Sustainability, The Procter & Gamble Company, since 2016
- President, Global Fabric Care & Home Care Sector, The Proctor & Gamble Company, 2018-2019
- President, Global Fabric Care & Brand Building Organization, The Proctor & Gamble Company, 2015-2018
- President, Fabric Care, North America, The Proctor & Gamble Company, 2014-2015



**EXECUTIVE CHAIRMAN**

**BOARD COMMITTEES:**

None

**OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:**

Nucor Corporation

## CHRISTOPHER J. KEARNEY | 65 | BIRTHPLACE UNITED STATES

**SKILLS AND ATTRIBUTES:**

 Senior industry leadership

 Environmental, social and governance

 Innovation and optimization

 Financial

 Risk management

 Global

**OTHER LEADERSHIP EXPERIENCE:**

- Director, United Technologies Corporation, 2018-2020
- Director, Polypore International, Inc., 2012-2015

**EXPERIENCE:**

- Executive Chairman, Otis Worldwide Corporation, since 2020
- Non-Executive Chairman of SPX FLOW, Inc., 2016-2017
- Chairman, President and Chief Executive Officer, SPX FLOW, Inc., October-December 2015
- Chairman, President and Chief Executive Officer, SPX Corporation, 2007-2015
- President and Chief Executive Officer, SPX Corporation, 2004-2007
- Managing Partner, Eagle Marsh Holdings, LLC, since 2016



**PRESIDENT & CEO**

**BOARD COMMITTEES:**

None

**OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:**

None

## JUDITH F. MARKS | 57 | BIRTHPLACE  UNITED STATES

**SKILLS AND ATTRIBUTES:**

 Senior industry leadership

 Environmental, social and governance

 Innovation and optimization

 Financial

 Global

 Diversity

**OTHER LEADERSHIP EXPERIENCE:**

Director, Hubbell, Inc., 2016-2020

**EXPERIENCE:**

- President & Chief Executive Officer, Otis Worldwide Corporation, since 2020
- President (since 2017) & Chief Executive Officer (since 2019), Otis Elevator Company
- Chief Executive Officer, Siemens USA and Dresser Rand, a Siemens business, 2016-2017
- Executive Vice President, New Equipment Solutions, Dresser Rand, 2015-2016
- President & Chief Executive Officer, Siemens Government Technologies, 2011-2015



**INDEPENDENT DIRECTOR**

**BOARD COMMITTEES:**

Compensation, Nominations and Governance

**OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:**

Phillips 66 Company

## HAROLD W. MCGRAW III | 72 | BIRTHPLACE  UNITED STATES

**SKILLS AND ATTRIBUTES:**

 Senior industry leadership

 Environmental, social and governance

 Global

**EXPERIENCE:**

- Chairman, McGraw-Hill Companies, 1999-2015
- President & CEO, McGraw-Hill Companies, 1998-2013

**OTHER LEADERSHIP EXPERIENCE AND SERVICE:**

- Chairman, U.S. Council for International Business
- Member, U.S. Trade Representatives' Advisory Committee for Trade Policy and Negotiations
- Honorary Chairman, International Chamber of Commerce
- Director, ConocoPhillips, 2005-2012
- Director, United Technologies Corporation, 2003-2020



**INDEPENDENT DIRECTOR**

**BOARD COMMITTEES:**

Compensation, Nominations and Governance **(Chair)**

**OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:**

McCormick & Company

## MARGARET M. V. PRESTON | 63 | BIRTHPLACE UNITED STATES

**SKILLS AND ATTRIBUTES:**

 Environmental, social and governance

 Financial

 Risk management

 Global

 Diversity

**EXPERIENCE:**

- Managing Director, North Region Leader, U.S. Wealth Management, TD Bank, N.A., 2014-2019
- Managing Director and Regional Executive for U.S. Trust, Bank of America Private Wealth Management, 2006-2014
- Executive Vice President, Wealth Management and Investments, PNC Bank (formerly Mercantile-Safe Deposit & Trust Co.), 2002-2006

**OTHER LEADERSHIP EXPERIENCE AND SERVICE:**

- Board Member, Lincoln Center, Women's Leadership Council
- Board Member, United Way of New York City Women's Leadership Council



**INDEPENDENT DIRECTOR**

**BOARD COMMITTEES:**

Audit, Nominations and Governance

**OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:**

Kontoor Brands, Inc.

## SHELLEY STEWART, JR. | 67 | BIRTHPLACE UNITED STATES

**SKILLS AND ATTRIBUTES:**

 Senior industry leadership

 Environmental, social and governance

 Innovation and optimization

 Financial

 Risk management

 Global

 Diversity

**EXPERIENCE:**

- Vice President, Sourcing and Logistics, and Chief Procurement Officer, E. I. du Pont de Nemours and Company, 2012-2018
- Senior Vice President, Operational Excellence, Chief Procurement Officer, Tyco International plc, 2005-2012
- Vice President, Supply Chain Management, Tyco International plc, 2003-2005
- Senior Vice President, Supply Chain, Invensys PLC, 2001-2003
- Managing Partner, Bottom Line Advisory LLC, since 2018

**OTHER LEADERSHIP EXPERIENCE:**

- Director, Cleco Corporation, 2010-2016
- Board of Trustees, Howard University
- Chair, Board of Visitors, Howard University School of Business
- Board of Governors, University of New Haven



**LEAD DIRECTOR**

**INDEPENDENT DIRECTOR**

**BOARD COMMITTEES:**

Compensation **(Chair)**

**OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS:**

Nucor Corporation
O-I Glass, Inc.

## JOHN H. WALKER | 63 | BIRTHPLACE UNITED STATES

**SKILLS AND ATTRIBUTES:**

 Senior industry leadership

 Environmental, social and governance

 Innovation and optimization

 Financial

 Risk management

**EXPERIENCE:**

- Non-Executive Chairman, Nucor Corporation, since 2020
- Non-Executive Chairman, Global Brass and Copper Holdings, Inc., 2014-2019
- Executive Chairman, Global Brass and Copper Holdings, Inc., 2013-2014
- Chief Executive Officer, Global Brass and Copper Holdings, Inc., 2007-2014
- President and Chief Executive Officer, The Boler Company, 2003-2006

**OTHER LEADERSHIP EXPERIENCE:**

- Director, United Continental Holdings, Inc., 2002-2016
- Director, Delphi Corporation, 2005-2009
- Executive Director, Weirton Steel Corporation, 2000-2003

# Nominee skills and attributes matrix

We are proud of the breadth, depth and diversity of skills and expertise that our Board possesses. No one skill is more important than the other, and the strength of our Board comes from its collective perspectives. The chart below and the biographical information for each director nominee above illustrate the diverse set of key skills, attributes and areas of expertise represented on our Board. The absence of a "●" for a particular skill or attribute does not mean the director is unable to contribute to the decision-making process in that area.

| | Jeffrey H. Black | Kathy Hopinkah Hannan | Shailesh G. Jejurikar | Christopher J. Kearney | Judith F. Marks | Harold W. McGraw III | Margaret M. V. Preston | Shelley Stewart, Jr. | John H. Walker |
|---|---|---|---|---|---|---|---|---|---|
| **Senior industry leadership** | ● | | ● | ● | ● | ● | | ● | ● |
| **Environmental, social and governance** | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| **Innovation and optimization** | | | ● | ● | ● | | | ● | ● |
| **Financial** | ● | ● | ● | ● | ● | | ● | ● | ● |
| **Risk management** | ● | ● | ● | ● | | | ● | ● | ● |
| **Global** | ● | | ● | ● | ● | ● | ● | ● | |
| **Diversity** | | ● | ● | | ● | | ● | ● | |

**Otis**

# Director independence

Objectivity and independence of thought are critical attributes for all our Board members, enabling our Board as a whole to respect and consider the broad range of viewpoints offered by our diverse directors. To further ensure that our directors are guided by independent thought and interest, the Board, under the Corporate Governance Guidelines, requires that a substantial majority of directors be independent in accordance with applicable law and the listing standards of the NYSE.

Independence determinations by the Board are further guided by the Board's Director Independence Policy (available at www.otisinvestors.com/governance/governance-documents), pursuant to which a director is considered independent if the Board makes an affirmative determination, after consideration of all relevant facts and circumstances, that the director does not have a material relationship with Otis (other than as a director) either directly or as a partner, shareholder or executive officer of another entity that has a relationship with Otis. When assessing the materiality of a director's relationship with Otis, the Board will consider the issue both from the director's standpoint and from that of persons or organizations affiliated with the director.

Before joining the Board and annually thereafter, the Nominations and Governance Committee conducts an assessment for each nominee and director that considers all known relevant facts and circumstances about relationships bearing on the independence of the nominee/director. This assessment is based on a questionnaire completed by the nominee/director, as well as company information about sales and purchases of products and services in the ordinary course of business, as well as other transactions, between Otis (including its subsidiaries) and other companies or charitable organizations, where directors and nominees (and their immediate family members) may have relationships pertinent to the independence determination. The assessment also examines relationships that may affect heightened independence standards that apply to members of the Audit Committee and Compensation Committee.

Following its assessments in connection with the nomination of the nine incumbent directors to the Board at the Annual Meeting, the Nominations and Governance Committee has concluded, and the Board affirmatively determined, that all of the directors other than Christopher J. Kearney and Judith F. Marks, who are employed by Otis, are independent under Otis' Director Independence Policy and the NYSE listing standards because none of the directors, other than Mr. Kearney and Ms. Marks, has a business, financial, family or other relationship with Otis that is considered material.

# Our leadership and Board structure

## Our leadership structure

The Otis Board is led by an Executive Chairman and an independent Lead Director, with the CEO as a vital member of the Board. As a newly public company, Otis' Board leadership structure reflects the desire for both continuity of leadership and fresh, independent oversight. Otis has no fixed policy on whether the roles of Executive Chairman and CEO should be separate or combined, but rather allows the Board to determine the best structure based on the circumstances. The Otis Board believes that the current structure continues to serve the best interests of Otis at this time.



**INDEPENDENT LEAD DIRECTOR**

Ensures strong leadership and oversight independent of management

**EXECUTIVE CHAIRMAN**

Organizes and directs the work of the Board, providing robust leadership, direction and strategic vision for the company

**CEO**

Executes the strategy developed with the Board and manages the operations of the company

The roles of CEO, Executive Chairman and Lead Director are separate and distinct, but function together and support each other. The separate roles of CEO and Executive Chairman allow CEO Judith F. Marks to focus on leading and growing our newly independent business and operations. At the same time, Executive Chairman Christopher J. Kearney can focus on strong Board governance and leadership, while working collaboratively with senior management. Mr. Kearney, who served on the UTC board of directors prior to the Separation, is well-suited for this role since he brings an understanding of Otis' pre-Separation business and the UTC governance model in which Otis operated. Additionally, Mr. Kearney has recent, extensive and highly relevant experience leading a Fortune 500 manufacturing company as Chairman, President and Chief Executive Officer of SPX Corporation and overseeing the spinoff of a large segment into a standalone public company (SPX FLOW, Inc.), following which he served as Chairman, President and Chief Executive Officer, and subsequently Non-Executive Chairman of SPX FLOW, Inc.

Since the Executive Chairman is not independent, the Corporate Governance Guidelines require the independent directors to annually select an independent member to serve as Lead Director to act in an advisory capacity to the CEO and Executive Chairman and to management in matters concerning the interests of the organization and the Board and relationships between management and the Board. The independent directors selected John H. Walker to fill this role in light of his extensive executive and board leadership experience.

In electing the individuals to serve as Executive Chairman and independent Lead Director, the Board considers skills and experiences as well as personal characteristics that will best support a strong and collaborative working relationship among them and the CEO. The key roles and responsibilities of the Executive Chairman and the Lead Director are described below.

| Executive Chairman | Lead Director |
|---|---|
| • Presides at all meetings of the full Board<br>• Presides at annual and special shareholders meetings<br>• Fosters open and inclusive discussion at Board meetings<br>• Consults with the CEO and Nominations and Governance Committee in identifying Board candidates<br>• Plans the schedule and agenda for Board meetings, in consultation with the Lead Director and the CEO<br>• Reviews Board materials to ensure quality and sufficiency<br>• Provides ongoing feedback to the CEO<br>• Works closely with the CEO to provide strategic operational and governance advice | • Presides at all meetings of the full Board when the Executive Chairman and the CEO are not present<br>• Calls, develops agendas for and presides at all private sessions of the independent directors<br>• Serves as liaison on boardwide issues between the independent members of the Board and the CEO and the Executive Chairman<br>• Communicates on an individual basis as needed with the other independent directors<br>• Jointly leads, with the Chair of the Nominations and Governance Committee, the Board self-evaluation and works with the Committee to address any issues that arise<br>• Ensures that ongoing evaluation and compensation of the CEO and Executive Chairman is conducted by the Board<br>• Meets, as representative of the Board, with representatives of significant stakeholder constituencies |

## Board committees

While it is the responsibility of the Board as a whole to exercise its business judgment and to act in the best interests of Otis in overseeing Otis' business and affairs, the Board delegates oversight of certain matters to its committees, who act on behalf of the Board and report back to the Board on its activities.

Actions reserved to the full Board include:

- Determine the appropriate size of the Board from time to time
- Oversee the selection and evaluation of senior executive management
- Review business objectives and major strategies
- Oversee significant risks
- Evaluate the performance of the CEO and the Executive Chairman
- Review succession planning and management development

Otis

Our Board has three standing committees: Audit, Compensation, and Nominations and Governance. Each committee is composed exclusively of independent directors. Each standing committee has the authority to retain independent advisors to assist in the fulfillment of its responsibilities, to approve the fees paid to those advisors and to terminate their engagements.

All committee charters, which are reviewed by the respective committee annually, are available on our website at www.otisinvestors.com/governance/governance-documents.

| Audit Committee | Meetings in 2020: 6 |
| --- | --- |

**MEMBERS:**

Jeffrey H. Black,
**Chair**

Kathy Hopinkah Hannan
Shailesh G. Jejurikar
Shelley Stewart, Jr.

All members of the Audit Committee are independent.

**ADDITIONAL INDEPENDENCE REQUIREMENTS:**

All members of the Audit Committee satisfy the heightened independence requirements under the relevant rules of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and NYSE, both of which require that the Board consider the source of member compensation.

**FINANCIAL EXPERTISE AND AUDIT COMMITTEE FINANCIAL EXPERTS:**

The Board has determined that each member of the Audit Committee meets the financial expertise requirements of the NYSE, and that Jeffrey H. Black and Kathy Hopinkah Hannan are "audit committee financial experts" under the relevant rules of the Exchange Act.

**PRIMARY RESPONSIBILITIES:**

**Financial statements and disclosure matters**

- Reviews and discusses with management and the independent auditor the content, preparation, integrity and independent auditor review of Otis' financial statements filed with the SEC, including significant financial reporting issues and judgments, and the adequacy and effectiveness of Otis' internal control over financial reporting

**Independent auditor and internal audit**

- Selects the independent auditor, subject to shareholder ratification, and monitors its performance, audit and non-audit services and independence
- Approves the annual Internal Audit plan, budget and staffing, and reviews significant findings and key trends

**Compliance**

- Oversees the implementation and effectiveness of Otis' legal, ethical and regulatory compliance programs, including The Otis Absolutes
- Oversees complaints and concerns submitted by employees or external parties regarding accounting and internal accounting controls, auditing matters or business practices

**Enterprise risk management**

- Oversees the overall policies and practices for enterprise risk management
- Reviews and oversees the evaluation and management of Otis' major financial, operational, compliance, reputational, strategic and cybersecurity risks

**Significant financial actions**

- Oversees Otis' policies and strategies with respect to financing, dividends, share repurchases, capital appropriations, derivative transactions, and insurance and risk management.
- Reviews plans for and execution of significant acquisitions and divestitures

## Compensation Committee — Meetings in 2020: 4

**MEMBERS:**

John H. Walker,
**Chair**

Shailesh G. Jejurikar
Harold W. McGraw III
Margaret M. V. Preston

All members of the Compensation Committee are independent.

**ADDITIONAL INDEPENDENCE REQUIREMENTS:**

All members of the Compensation Committee satisfy the heightened independence requirements under the relevant rules of the Exchange Act and the NYSE, which require that the Board consider the source of member compensation.

### PRIMARY RESPONSIBILITIES:

**Compensation practices and policies**

- Oversees executive compensation programs, practices and policies, including establishing incentive plan performance goals
- Annually reviews a risk assessment of compensation policies, plans and practices

**CEO and Executive Chairman compensation**

- Reviews and approves annual goals and objectives relevant to CEO and Executive Chairman compensation, and leads an evaluation of the CEO's and Executive Chairman's performance against those goals and objectives
- Determines and approves, subject to review by the other independent directors, the CEO's and Executive Chairman's compensation levels based on the evaluation

**Executive compensation**

- Reviews and approves compensation peer group
- Reviews and approves changes to compensation for named executive officers ("NEOs") and other key officers
- Approves benefit arrangements and agreements for the CEO, Executive Chairman, NEOs and other key officers
- Assists the Board in overseeing and managing risk related to executive compensation practices

### COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION:

During the year ended December 31, 2020:

- No member of the Compensation Committee was a current or former officer or employee of Otis or any of its subsidiaries.
- None of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of the Otis Board or its Compensation Committee.

Otis

| Nominations and Governance Committee | Meetings in 2020: 3 |
|---|---|

**MEMBERS:**

Margaret M. V. Preston, **Chair**

Kathy Hopinkah Hannan
Harold W. McGraw III
Shelley Stewart, Jr.

All members of the Nominations and Governance Committee are independent.

**PRIMARY RESPONSIBILITIES:**

**Board and committee composition**

- Recommends for Board approval the qualifications and criteria for service as a director
- Identifies, evaluates and recommends director candidates
- Submits to the Board recommendations for committee assignments
- Reviews and makes recommendations to the Board regarding whether a director should continue service on the Board if there is a change in his or her principal employment or the number or type of outside boards on which the director serves

**Stakeholder impacts**

- Oversees, reviews and monitors Otis' policies, programs and practices related to environmental, health and safety and diversity, equity and inclusion initiatives and related matters
- Oversees, reviews and monitors Otis' corporate social responsibility and charitable giving programs

**Corporate governance**

- Reviews and recommends to the Board appropriate compensation for non-employee directors
- Oversees the design and conduct of the annual self-evaluation of the performance of the Board and its committees
- Develops, reviews and recommends to the Board updates to the Corporate Governance Guidelines
- Establishes and monitors policies and practices on Board operations and Board service
- Reviews and makes recommendations to the Board regarding shareholder rights and shareholder proposals

# Board engagement

## Engagement with the Board

Throughout 2020, the Board engaged in robust and frequent interaction among themselves as well as with senior leaders, key personnel and advisors. Each Board member participated actively, contributing unique and varied perspectives that allowed the Board as a whole to provide comprehensive and well-reasoned guidance to the company.

Our Board and its committees met frequently in 2020.

| | 2020 MEETINGS (9 months) | |
|---|---|---|
| Board | 5 | |
| Audit Committee | 6 | **100%** attendance |
| Compensation Committee | 4 | |
| Nominations and Governance Committee | 3 | |

Each of our current directors attended 100% of the formal meetings of our Board and the committees on which he or she served as a member during 2020.

We encourage our directors to attend our Annual Meetings of Shareholders. All of our directors are expected to virtually attend the Annual Meeting.

# Engagement with management

The Board engaged continuously with management throughout 2020. In addition to interaction with management at each Board and committee meeting, the Lead Director and committee chairs met with management throughout the course of the year to share information, obtain business updates, provide support and offer guidance. The Corporate Governance Guidelines provide that each Board member has full access to Otis management.

Regular, thorough and clear communication with management is supported by the following practices adopted by the Board:

- **Meeting agendas and material.** The Executive Chairman and Lead Director, as well as the chairs of each committee, meet with the CEO and key management to develop streamlined and informative material and presentations for Board and committee meetings.
- **Intermeeting updates.** In addition to the materials provided in connection with Board and committee meetings, management regularly provides the Board updates on business operations, key customer engagements, communication with investors, ESG topics and other key initiatives through written communications and in-depth conversations. During 2020, management provided updates on COVID-19 impacts in Board meetings and through informal meetings and written updates.
- **Resource material.** Board members receive a daily summary of industry-related and Otis-specific news.

# Engagement with shareholders

Open communication with shareholders is fundamental to good corporate governance. In our first year as an independent company, Ms. Marks and senior leaders engaged extensively with institutional investors and analysts to discuss Otis' business, strategy, financial performance and capital allocation. The Board received frequent reports from management summarizing feedback and key focus areas from those meetings.

**Otis 2020 shareholder engagement key statistics:**

Otis met with **more than** **380** **institutional investors**

Our President & CEO engaged with **more than**

**200** **investors** and our Chief Financial Officer engaged with **more than**

**250** **investors**, in addition to the Otis inaugural Investor Day and pre-Separation equity roadshow

Management met with

**more than** **70%** **of our top 100 active shareholders**

as well as with **more than**

**80%** **of our top 50 active shareholders**

representing **more than**

**30%** **of shares outstanding**

**More than** **80** **institutions** participated in Otis' inaugural Investor Day at the NYSE

Approximately **40** **institutions** participated in the equity roadshow preceding the Separation

**Topics discussed included:**

- ✔ Sustainable growth rate and profitability
- ✔ Long-term strategy and renewed priorities as a standalone company
- ✔ Capital allocation
- ✔ ESG programs and efforts
- ✔ Risk management, particularly related to the COVID-19 environment

The Board values the perspectives of Otis shareholders, who have placed their trust in Otis and its Board. We are eager to engage with those entities whose investments in Otis stock underscore their belief in the long-term shareholder value that Otis is creating. The engagement process will continue to develop and mature, and we expect to engage regularly in meaningful conversations with shareholders concerning our business, executive compensation, corporate environmental and social responsibility, as well as Otis' diversity, equity and inclusion and sustainability initiatives, and other governance topics. The Board believes that candid and specific feedback from its shareholders will enhance Otis' governance, social responsibility and compensation practices, and will contribute positively to Otis' mission, performance and return to shareholders.

Otis

We welcome feedback and communications from all stakeholders.

- Shareholders and other interested persons may send communications to the Board, the Executive Chairman, the Lead Director or one or more independent directors by contacting the Corporate Secretary's Office by mail or email to the address set forth on the Otis website at www.otisinvestors.com/governance/governance-documents.
- Communications relating to Otis' accounting, internal controls, auditing matters or business practices also may be submitted pursuant to the various reporting channels set forth on our website at www.otis.com/en/us/our-company/ethics-compliance/reporting-channels.
- Communications relating to Otis' accounting, internal controls, auditing matters or business practices will be reviewed by the Global Ethics & Compliance Office and reported to the Audit Committee pursuant to the Corporate Governance Guidelines. All other communications will be reviewed by the Corporate Secretary and reported to the Board, as appropriate, pursuant to the Corporate Governance Guidelines.
- Shareholders and other interested persons may contact Otis Investor Relations by phone or email using the number and address provided on the Otis website at www.otisinvestors.com/resources/contact-us.

# Compensation of directors

## Pay structure

Our director compensation program is designed to enable ongoing attraction and retention of highly qualified directors and to address the time, effort, expertise and accountability required of active Board membership. This program is described in further detail below.

### Annual retainer for non-employee directors

Under the Board of Directors Deferred Stock Unit Plan (the "Board DSU Plan"), non-employee Board members are compensated for their service as directors in the form of an annual retainer. The Lead Director, the chairs of each committee and the members of the Audit Committee each receive an additional annual retainer to recognize the additional time and responsibility associated with those roles.

**DIRECTOR RETAINERS HAVE SIGNIFICANT EQUITY COMPONENT**



60%
Deferred stock units

40%
Cash

40% of the annual retainer is payable in cash and the remaining 60% is payable in deferred stock units ("DSUs"), although a director also may elect to receive 100% of the retainer in DSUs. The significant equity component aligns directors' interests with those of our shareholders. DSUs are vested when granted.

| Role | Cash ($) (40%) | Deferred Stock Units ($) (60%) | Total ($) |
|---|---|---|---|
| All Directors (base retainer) | 124,000 | 186,000 | 310,000 |
| **Incremental Amounts Above Base Retainer:*** | | | |
| Lead Director | 14,000 | 21,000 | 35,000 |
| Audit Committee Chair | 10,000 | 15,000 | 25,000 |
| Audit Committee Member | 6,000 | 9,000 | 15,000 |
| Compensation Committee Chair | 8,000 | 12,000 | 20,000 |
| Nominations and Governance Committee Chair | 8,000 | 12,000 | 20,000 |

\* Directors in multiple leadership roles receive incremental compensation for each role.

Directors do not receive additional compensation for attending regularly scheduled Board or committee meetings, but each non-employee director receives an additional $5,000 for each special meeting attended in person. No such compensation was paid in 2020.

Our non-employee directors received initial annual retainers upon joining the Board in 2020. Going forward, annual retainers will be paid each year following the Annual Meeting of Shareholders. Directors joining the Board between an Annual Meeting of Shareholders and the end of September will receive 100% of the annual retainer. Directors joining the Board between October and the next Annual Meeting of Shareholders will receive 50% of the annual retainer for the year they joined the Board.

## Deferred stock units

After a non-employee director leaves the Board, his or her DSUs are converted into shares of our common stock, payable either in a lump sum or in 10- or 15-year installments in accordance with the director's prior election. When we pay a dividend on our common stock, each non-employee director holding DSUs is credited with additional DSUs equal in value to the dividend paid on the corresponding number of our shares.

## Executive Chairman compensation

Christopher J. Kearney, our Executive Chairman, is an executive officer. He receives an annual salary as well as an annual long-term incentive award. For 2020, he received an annual base salary of $1,000,000 and an annual long-term incentive award with a grant date value of $1,500,000.

## Director share ownership requirements

Each non-employee director is required to own our common stock in order to align his or her interests with those of our shareholders and promote sound corporate governance.

| Role | Stock ownership requirement |
| --- | --- |
| Executive Chairman | 5x annual base salary |
| Non-employee director | 5x annual base cash retainer |

Directors must achieve the required share ownership level within five years of joining the Board. If a director does not meet the ownership requirement within this five-year period, then the director is not permitted to sell shares of Otis until he or she achieves the required ownership level. For purposes of determining stock ownership, we count common stock directly or indirectly owned by our non-employee directors or their family members residing in the same household, restricted stock units ("RSUs") and DSUs.

## Impact of the spinoffs on continuing directors' compensation

Messrs. Kearney and McGraw were UTC directors prior to the Separation, and they each held vested UTC DSUs and vested UTC deferred RSUs. These awards were converted into vested DSUs and vested deferred RSUs in all three of the post-Separation companies and the obligation to pay these awards was assumed by Otis under our Board DSU Plan. In addition, Mr. Kearney also held unvested deferred UTC RSUs immediately prior to Separation. These awards were converted into unvested deferred Otis RSUs that were also assumed under our Board DSU Plan as part of the Separation. These deferred RSUs, including any dividend equivalents that are credited as additional RSUs, will vest ratably over the next three years on April 30th of 2021, 2022 and 2023, subject to Mr. Kearney's continued Board service on the applicable vesting date. Upon separation from service, Otis DSUs and vested deferred Otis RSUs will be distributed in shares of our common stock, while DSUs and RSUs in the other two companies will be distributed in cash.

Otis

## 2020 non-employee director compensation

The following table provide information on the compensation paid to our non-employee Board members in 2020. Ms. Marks and Mr. Kearney, who are also employees, receive no additional compensation for their service as directors.

| Name | Fees Earned or Paid in Cash ($)[1] | Stock Awards ($)[2] | All Other Compensation ($)[3] | Total ($) |
|---|---|---|---|---|
| Jeffrey H. Black | 134,000 | 201,000 | – | 335,000 |
| Kathy Hopinkah Hannan | 130,000 | 195,000 | – | 325,000 |
| Shailesh G. Jejurikar | – | 325,000 | 25,000 | 350,000 |
| Harold W. McGraw III | 124,000 | 186,000 | – | 310,000 |
| Margaret M. V. Preston | 132,000 | 198,000 | – | 330,000 |
| Shelley Stewart, Jr. | 130,000 | 195,000 | 25,000 | 350,000 |
| John H. Walker | – | 365,000 | – | 365,000 |

[1] Messrs. Jejurikar and Walker elected to receive additional DSUs in lieu of the cash portion of the annual retainer.

[2] Stock Awards consist of the grant date fair value of DSU awards credited to the director's account, including any portion of the annual cash retainer that the director elected to receive as DSUs. The value of DSU awards has been calculated in accordance with the Compensation – Stock Compensation Topic of the FASB ASC using assumptions described in Note 13: Employee Benefit Plans, to the Consolidated Financial Statements in Otis' 2020 Annual Report on Form 10-K. The number of DSU units credited to each director in 2020 for their annual retainer(s) was calculated by dividing the value of the award by $51.81, the NYSE closing price per share of our common stock on May 11, which was the date of grant. DSU awards vest on the grant date, but are not distributed until the director leaves the Board. The aggregate number of DSU awards outstanding for each director can be found in the table on page 70.

[3] Amounts in this column represent matching contributions to eligible nonprofit organizations under our matching gift program that covers non-employee directors as well as Otis employees. Under this program, we will make matching contributions of up to $25,000 per year.

# Executive compensation


**Proposal 2:**

## Advisory vote to approve executive compensation


**WHAT AM I VOTING ON?**

We seek a non-binding advisory vote from our shareholders to approve the compensation of our Named Executive Officers as described in the "Compensation discussion and analysis" section beginning on page 39 and the accompanying compensation tables on pages 54-65. This vote is commonly known as "say-on-pay" and is advisory and not binding on Otis or the Board. However, the Board and the Compensation Committee will consider the outcome of the vote in making future executive compensation decisions.

We encourage you to read the "Compensation discussion and analysis" and accompanying compensation tables to learn more about our executive compensation programs and policies. As described on page 40 of this Proxy Statement, our executive compensation program is guided by the following four principles:

- **Attract and retain talent.** We should provide compensation and benefit programs that allow Otis to attract, retain and motivate talent around the globe.
- **Drive performance.** We should incentivize and reward strong company performance and differentiate pay based on an individual's contribution to that success.
- **Reinforce core values.** We should design compensation and benefit programs that drive fair and equitable pay globally and align with Otis' values.
- **Ensure shareholder alignment.** We should align the interests of our executives with the interests of our shareholders. We should use stock-based compensation and performance measures that drive long-term shareholder value.

Our Board recommends that shareholders vote FOR the following resolution:

"Resolved, that the shareholders approve the compensation of the Named Executive Officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation discussion and analysis, the executive compensation tables and other executive compensation disclosures in this proxy statement."

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THIS PROPOSAL.**

Otis

# Compensation discussion and analysis

This Compensation discussion and analysis ("CD&A") describes our executive compensation philosophy and the compensation provided to our named executive officers ("NEOs") for 2020.

39    WHO WE ARE

39    INTRODUCTION

39    NAMED EXECUTIVE OFFICERS

39    PRE-SEPARATION COMPENSATION

40    COMPENSATION BEST PRACTICES

40    EXECUTIVE COMPENSATION PHILOSOPHY

41    HOW WE MAKE PAY DECISIONS AND ASSESS OUR PROGRAMS

43    ELEMENTS OF OUR 2020 EXECUTIVE COMPENSATION PROGRAM

49    OTHER EXECUTIVE COMPENSATION POLICIES AND PRACTICES

52    OTHER COMPENSATION ELEMENTS

53    REPORT OF THE COMPENSATION COMMITTEE

## Who we are

We are the world's leading company for elevator and escalator manufacturing, installation and service. We operate in over 200 countries, employ approximately 69,000 people and have been in business for 168 years. From 1976 to April 2020, we were a business unit of UTC. In April 2020, 100 years after we first listed our common stock on the NYSE, we once again became an independent public company listed on the NYSE as a result of the Separation.

## Introduction

In the discussion that follows, we provide:

- An explanation of our executive compensation philosophy and governance practices
- An overview of our executive compensation programs
- A review of the compensation decisions made for our NEOs
- The factors considered in making those decisions

# Named Executive Officers

Our NEOs for 2020 were:

     

| **Judith F. Marks** President & Chief Executive Officer (CEO) | **Rahul Ghai** Executive Vice President & Chief Financial Officer | **Peiming (Perry) Zheng** President, Otis China | **Stéphane de Montlivault** President, Otis Asia Pacific | **Nora E. LaFreniere** Executive Vice President, General Counsel & Corporate Secretary | **Richard M. Eubanks, Jr.** Former President, Otis EMEA |

Richard M. Eubanks, Jr. served as President, Otis EMEA, until September 30, 2020. See "Eubanks Separation Agreement" on page 51 for more information.

## Pre-Separation compensation

From 1976 to 2020, we were a business unit of UTC. As a result, we inherited UTC's executive compensation programs and practices. In 2020, both UTC's Compensation Committee and our Compensation Committee (the "Committee") had a role in determining the compensation paid to our NEOs for 2020. Prior to the Separation, UTC's Compensation Committee decided what compensation was paid to our NEOs and other executives, including their salaries, annual short-term incentive ("STI") targets and long-term incentive ("LTI") awards.

# Compensation best practices

We are committed to executive compensation practices that drive performance, mitigate risk and align the interests of our executives with those of our shareholders. Below is a summary of best practices that we have implemented and those that we avoid because we believe they are not in the best interests of our shareholders.

| **WHAT WE DO** | **WHAT WE DON'T DO** |
|---|---|
| ✔ Pay for performance | ✕ Allow hedging or pledging of our stock |
| ✔ Use performance goals aligned with business objectives | ✕ Reprice, backdate or spring-load equity awards |
| ✔ Annually assess our executive compensation programs to ensure that they do not encourage imprudent risk taking | ✕ Vest equity on a single-trigger basis on a change-in-control |
| ✔ Maintain strong clawback provisions | ✕ Provide excessive severance |
| ✔ Use an independent compensation consultant | ✕ Provide change-in-control excise tax gross-ups |
| ✔ Maintain robust stock ownership requirements | ✕ Provide significant perquisites |
| ✔ Require our Executive Leadership Group ("ELG") members, where permitted by law, to sign non-competition and non-solicitation agreements | ✕ Include evergreen provisions in our LTI plan |

# Executive compensation philosophy

Our executive compensation philosophy, which applies to all our executives, including our NEOs, has four guiding principles that we believe are critical to our success:

| **ATTRACT, RETAIN AND MOTIVATE TOP TALENT** | **DRIVE PERFORMANCE** | **REINFORCE CORE VALUES** | **ENSURE SHAREHOLDER ALIGNMENT** |
|---|---|---|---|
| Provide a market-competitive mix of pay and benefit programs designed to attract, retain and motivate top talent globally | Incentivize and reward strong company performance, while differentiating pay based on an executive's contribution to our success | Design programs that drive fair and equitable pay globally and align with our values | Establish and maintain well-governed programs that create long-term value for our shareholders and executives |

To support these principles, we take the following actions:

| **ATTRACT, RETAIN AND MOTIVATE TOP TALENT** | **DRIVE PERFORMANCE** | **REINFORCE CORE VALUES** | **ENSURE SHAREHOLDER ALIGNMENT** |
|---|---|---|---|
| We benchmark our programs and target pay (base salary, STI and LTI awards) to be competitive in the markets in which we compete for talent. Our programs also include competitive benefits to promote physical, mental and financial well-being. | Our compensation programs are designed to ensure that a significant portion of pay delivered is variable and based on a mix of company and individual performance. We offer meaningful upside opportunity in both our STI and LTI programs for achieving superior performance. We use performance goals aligned with business objectives to drive both near- and long-term success. We retain discretion to increase or decrease compensation based on an individual's performance. | We regularly review compensation to ensure it is appropriate and equitable. We consider results and how those results were achieved in setting and approving compensation. We emphasize the importance of adhering to The Otis Absolutes (Safety, Ethics and Quality) and maintain clawback provisions and discretion to reduce compensation where appropriate. | Our STI and LTI programs use financial performance measures that correlate well with shareholder value. The value of our LTI is tied to our performance on both an absolute and relative basis. We maintain strong stock ownership requirements with hedging and pledging prohibitions. |

**OTIS**

# How we make pay decisions and assess our programs

## Role and responsibilities

### COMPENSATION COMMITTEE
**Oversees our programs**

- Reviews our executive compensation practices and policies to ensure that they align executive and shareholder interests
- Reviews and approves our clawback provisions
- Annually reviews a risk assessment of our compensation policies, plans and practices
- Assists the Board in its oversight of our human capital management
- Establishes and determines the satisfaction of performance goals for our STI and LTI programs
- Reviews and approves our compensation peer group
- Recommends the CEO's compensation to the Board
- Reviews and approves the CEO's recommendations for pay changes for ELG members and executive officers and makes adjustments, as appropriate
- Annually reviews compliance with stock ownership requirements
- Reviews and approves executive compensation program design changes
- Considers shareholder input regarding executive compensation decisions and policies

### CEO
**Provides selective input to the Committee**

- Considers the performance of ELG members and executive officers, market benchmarks, internal equity and retention risk when determining pay recommendations
- Presents the Committee with recommendations for each principal element of compensation for ELG members (including the other NEOs) and executive officers
- Has no role in the determination of her own compensation

### MANAGEMENT AND THE INDEPENDENT CONSULTANT
**Provide insight and assistance**

The Executive Vice President & Chief People Officer, along with our Vice President, Total Rewards, and the independent compensation consultant, provide insight on program design and compensation market data to assist the Committee with its decisions. Management also has been delegated oversight responsibility for STI plan and LTI plan administration other than for ELG members and executive officers.

### SHAREHOLDERS
**Provide feedback on our programs**

In assessing our program each year, the Committee will consider feedback from our shareholders. This feedback, along with other factors, will help the Committee in its decisions and its ongoing assessment of the effectiveness of our programs.

## Independent compensation consultant

Prior to the Separation, UTC's Compensation Committee retained Pearl Meyer & Partners ("Pearl Meyer"), who also served as UTC's independent compensation consultant, to serve as the independent compensation consultant for the Committee. Although Pearl Meyer may make recommendations on the form and amount of compensation, it does not make any decisions regarding the compensation of our NEOs and other ELG members. These decisions were made by UTC's Compensation Committee prior to the Separation and by Otis' Compensation Committee (or the Board for Ms. Marks) following the Separation.

During 2020, Pearl Meyer advised on a variety of subjects, including compensation plan design and trends, benchmarking data and related matters. Pearl Meyer reported directly to the Committee, participated in meetings as requested and communicated with the Committee Chair between meetings as necessary. A Pearl Meyer representative attended each of the Committee's meetings in 2020.

The Committee reviewed Pearl Meyer's qualifications, independence and any potential conflicts of interest. Pearl Meyer does not perform other services for, or receive other fees from, Otis. The Committee determined that Pearl Meyer qualified as an independent consultant. The Committee has the sole authority to modify or approve Pearl Meyer's compensation, determine the nature and scope of its services, evaluate its performance, terminate the engagement, and hire a replacement or an additional consultant at any time.

## Our compensation peer group

### HOW WE USE PEER GROUP DATA

We compare our executive compensation programs to those of 17 companies that make up our compensation peer group (the "Peer Group"). Data from a broader range of companies are used for insight into general compensation trends and to supplement Peer Group data when necessary and appropriate. For example, we use data from companies with similar revenues to us when evaluating compensation if we do not have adequate data from the Peer Group (e.g., for assessing pay for other than the CEO and CFO). The Committee evaluates each compensation element relative to the market median for each ELG member's and NEO's role and makes adjustments based on the Committee's assessment of other factors that it determines to be relevant, including Otis and individual performance, job scope, retention risk, internal pay equity and tenure.

### HOW OUR PEER GROUP WAS CONSTRUCTED

In anticipation of the Separation, UTC's Compensation Committee approved our Peer Group. In determining the Peer Group, UTC's Compensation Committee considered factors such as revenue, market capitalization, global scope of operations, manufacturing footprint, and research and development activities.

The Peer Group for 2020 consisted of the following companies:

| | | |
|---|---|---|
| Cummins Inc. | Illinois Tool Works Inc. | Rockwell Automation, Inc. |
| Dover Corporation | Trane Technologies plc* | Stanley Black & Decker, Inc. |
| Eaton Corporation plc | Lear Corporation | TE Connectivity Ltd. |
| Emerson Electric Co. | Motorola Solutions, Inc. | Terex Corporation |
| Fluor Corporation | Navistar International Corporation | Western Digital Corporation |
| Fortive Corporation | Parker Hannifin Corporation | |

\* Originally, this peer company was Ingersoll Rand Plc. However, this company spun off its industrial business and changed its name to Trane Technologies.

Our Committee will regularly reassess the composition of the Peer Group.

# Elements of our 2020 executive compensation program

In the table below, we discuss for each of the key elements of our executive compensation program for 2020, the key characteristics of the element, why we pay the element, and how the amount was determined.

| Compensation Element | Key Characteristics | Why We Pay It | How the Amount is Determined |
|---|---|---|---|
| Base Salary | Fixed amount payable in cash | Required for attracting and retaining top talent | Reflects job scope and responsibilities, experience, market value and individual performance |
| Short-Term Incentive (STI) | Variable compensation payable in cash, based on the achievement of pre-established annual financial goals and individual performance. Amount payable can range from 0%-200% of the NEO's target incentive, which is a percentage of the NEO's salary | Aligns compensation with annual performance results and drives the achievement of those results | The STI target percentage is determined based on a market analysis of each NEO's role. We design our STI program to provide competitive annual incentive payments if target goals are achieved, to provide above-target payments if these goals are exceeded and to provide below-target payments or no payments if the target goals are not achieved. In addition, individual performance is considered when determining STI payments |
| Long-Term Incentive (LTI) | Variable compensation tied to our stock price | Aligns the interests of our executives with shareholders and provides the opportunity for upside potential based on stock price appreciation and the achievement of long-term financial goals<br><br>Encourages long-term company performance and serves to retain talent | Targets grant value based on job scope and responsibilities, experience, market value and individual performance |

## Our 2020 compensation mix

To support our executive compensation philosophy, our NEO compensation mix is heavily weighted toward at-risk compensation within our STI and LTI programs. The following shows the relative weightings of the salary, target STI award and target LTI compensation awarded to our NEOs in 2020.



To determine these percentages, we used the salary paid, STI target award percentage and the target grant date value of LTI awards.

## Base salary

We target base salaries at the market median; however, actual salaries may vary from the median depending on individual performance and experience. Prior to the Separation, UTC's Compensation Committee determined the base salaries for our NEOs. After the Separation, the Committee reviewed the base salaries payable to the NEOs to ensure they remained competitive for an independent public company. Based upon this review and in recognition of the expanded job scope and responsibilities of a Chief Executive Officer, Chief Financial Officer and General Counsel of a public company, as well as the performance of the NEOs, the Committee determined that increases were warranted. However, in light of the uncertainty of the impact of COVID-19 on our business, the Committee decided to delay the effective date of the salary increases for all executives and to apply a 15% salary reduction to our NEOs and other ELG members, along with a 10% salary reduction to other executives, from June 1st to August 31st.

The salary increases set forth in the table below became effective on September 1, 2020.

| | Base Salary at Separation ($) | Merit Increase ($) | New Base Salary ($) | Percentage Increase |
|---|---|---|---|---|
| **J. Marks** | 1,000,000 | 150,000 | 1,150,000 | 15.0% |
| **R. Ghai** | 675,000 | 75,000 | 750,000 | 11.1% |
| **P. Zheng** | 540,000 | 60,000 | 600,000 | 11.1% |
| **S. de Montlivault** | 543,578 | 23,374 | 566,952 | 4.3% |
| **N. LaFreniere** | 485,000 | 65,000 | 550,000 | 13.4% |

The increases for Ms. Marks, Mr. Ghai and Ms. LaFreniere reflected their performance and the additional responsibilities they assumed when Otis became an independent public company. Mr. Eubanks did not receive an increase, and the increases for Messrs. Zheng and de Montlivault reflected a combination of market value and individual performance.

## STI compensation

As a standalone company, we remain committed to providing a market-competitive compensation program designed to motivate and reward key talent. We provide an STI program that rewards our NEOs based on annual financial results and individual performance. The program balances regional (i.e., the Americas, Asia Pacific, China and EMEA regions) and global companywide goals and aligns NEOs on key performance goals critical to our near- and long-term success.

Prior to the Separation, UTC's Compensation Committee approved the 2020 target STI awards for our NEOs based on company-wide free cash flow and earnings before interest and taxes ("EBIT") performance metrics. After the Separation, the Committee completed a thorough review of the STI program and decided to make two changes for the 2020 awards to ensure the program's market competitiveness and alignment to our strategic priorities as a newly formed independent company. First, it decided to increase, effective April 1, 2020, the individual STI target percentages of three NEOs with corporate-level responsibilities (Ms. Marks, Mr. Ghai and Ms. LaFreniere) to align their STI target opportunity with market-competitive practice for roles of similar scope and responsibility. The targets percentages for all our NEOs, with the applicable changes, are provided below:

| | Pre-Separation UTC Target % | Post-Separation Otis Target % |
|---|---|---|
| **J. Marks** | 125 | 150 |
| **R. Ghai** | 80 | 100 |
| **P. Zheng** | 80 | no change |
| **S. de Montlivault** | 80 | no change |
| **N. LaFreniere** | 70 | 75 |
| **R. Eubanks, Jr.** | 80 | no change |

Second, our Committee decided to replace the UTC STI design with a new design that was better aligned with Otis' strategic priorities as an independent company. This design, which reflected shareholder feedback to add performance goals to drive revenue growth, was implemented and effective for the last three quarters of 2020. Due to the complexities of measuring quarterly performance based on the legacy UTC design, the Committee decided that 25% of the 2020 STI opportunity (corresponding to Q1 2020) would be calculated assuming that target performance was achieved, with the remaining 75% (corresponding to Q2-Q4) calculated based on the new design.

Otis

Under the new STI design, our corporate NEOs, Ms. Marks, Mr. Ghai and Ms. LaFreniere, were rewarded based solely on the achievement of overall Otis' performance goals while our region NEOs, Messrs. Zheng, de Montlivault and Eubanks, were rewarded based on the achievement of a combination of region performance goals (80% weighting) and Otis' overall performance (20% weighting).

The graphic below describes the design of the new STI design for our corporate and region NEOs:

<table>
<tr><td>

**CORPORATE NEOs**



10%
Otis New
Equipment Orders

20%
Otis Sales

30%
Otis Free
Cash Flow

40%
Otis Net
Income

Payout Factors for **Corporate NEOs** are based 100% on Otis overall metrics

</td><td>

**REGION NEOs**



15%
Region New
Equipment Orders

15%
Region
Sales

30%
Region Free
Cash Flow

40%
Region EBIT

Payout Factors for **Region NEOs** are based 80% on Region metrics and 20% on Otis overall metrics

</td></tr>
</table>

The table below describes why we chose the performance goals, how the relative weightings were chosen, how the targets were determined and information on the minimum and maximum payout levels. Please refer to Appendix A for information on how these goals are defined and calculated.

| | Net Income/EBIT | Free Cash Flow (FCF) | Organic Sales Growth | New Equipment Orders Growth |
|---|---|---|---|---|
| **Why the performance goal was chosen by the Committee** | Net income was chosen for corporate level NEOs because it includes items such as tax, interest and foreign exchange fluctuations, which are measured and influenced at the corporate level. EBIT was chosen for our region NEOs since it measures operating earnings, which they can influence. | FCF performance measures our ability to generate cash to fund our operations, pay down debt, reward our shareholders and invest in strategic initiatives. | Organic sales is a key measure of top-line growth which helps drive net income and FCF. This goal was added as the result of feedback received during shareholder engagement. Adding this goal provides a more balanced STI program. | New equipment orders are essential in laying the foundation for future or multiyear growth. This goal was added as the result of feedback received during shareholder engagement. Adding this goal helps ensure management balances short- and long-term performance objectives. |
| **How the relative performance goal weightings were determined** | The Committee wanted to maintain a significant focus on earnings and FCF, which are key metrics for our business, but it also wanted to introduce two new metrics to encourage top-line growth. New equipment orders were set at a higher weighting in the regions as compared to the corporate level because region NEOs have more influence over the achievement of this metric. | | | |
| **How the targets were determined** | We provided initial guidance to potential investors at our first Investor Day on February 11, 2020. The targets set for net income, FCF and organic sales goals were consistent with that guidance and were based on the operating plan that was set prior to the Separation and the emergence of COVID-19. The new equipment orders target was set to drive incremental new equipment share gain to support our medium-term growth targets for new equipment sales and was consistent with the same operating plan. | | | |
| **How the maximums and thresholds were determined** | Despite the uncertainty on how the COVID-19 pandemic would impact our business, the Committee did not make adjustments to the STI performance goal targets, which were based on our annual financial plan that was set prior to the outbreak of the COVID-19 pandemic. However, the Committee took into account the considerable uncertainty of how COVID-19 could impact our business when it set the threshold and maximum payout levels. | | | |

The following table shows the Q2-Q4 corporate performance goals, the payouts at maximum, target and threshold performance, and the actual results and associated payout factors.

| Performance Goals | Net Income ($M) | | Free Cash Flow (FCF) ($M) | | Organic Sales Growth % | | New Equipment Orders Growth % | | Total Payout % |
|---|---|---|---|---|---|---|---|---|---|
| | Goal $ | Payout % | Goal $ | Payout % | Goal $ | Payout % | Goal $ | Payout % | |
| Maximum | 1,070 | 80 | 1,208 | 60 | 7.2 | 40 | 7.8 | 20 | 200 |
| Target | 973 | 40 | 1,050 | 30 | 2.3 | 20 | 2.7 | 10 | 100 |
| Threshold | 730 | 20 | 735 | 15 | (18.3) | 10 | (17.8) | 5 | 50 |
| 2020 Actual Results | 1,096 | 80 | 1,297 | 60 | (2.1) | 18 | (2.7) | 8.7 | 166.7 |

Since 75% of the 2020 STI award was based on Q2-Q4 performance and 25% was based on Q1 performance, the final 2020 corporate STI payout factor was 150% (75% times 166.7% plus 25% times 100%). The final region 2020 STI payout factors for Messrs. Zheng, de Montlivault and Eubanks were 136%, 96% and 123%, respectively.

## DETERMINATION OF 2020 INCENTIVE PAYMENTS

Payments under our STI plan are determined based on a combination of financial results against pre-established targets as well as the NEO's individual performance and can range from 0% to 200% of the NEO's target STI percentage.

SALARY ✕ TARGET STI % ✕ FINANCIAL PERFORMANCE PAYOUT FACTOR % ✕ INDIVIDUAL PERFORMANCE PAYOUT FACTOR % = STI PAYMENT

The 2020 STI Payments for each of our NEOs are shown below.

| | Salary ($) | Target STI % | Financial Performance Payout Factor % | Individual Performance Payout Factor % | STI Payment ($) |
|---|---|---|---|---|---|
| **J. Marks** | 1,150,000 | 143.8 | 150 | 108.9 | 2,700,000 |
| **R. Ghai** | 750,000 | 95.0 | 150 | 112.2 | 1,200,000 |
| **P. Zheng** | 600,000 | 80.0 | 136 | 100.0 | 655,000 |
| **S. de Montlivault** | 566,952 | 80.0 | 96 | 100.0 | 435,618 |
| **N. LaFreniere** | 550,000 | 73.8 | 150 | 106.8 | 650,000 |
| **R. Eubanks, Jr.** | 625,000 | 60.0 | 123 | 100.0 | 461,250 |

The base salaries in effect on December 1, 2020, (September 30, 2020, for Mr. Eubanks) were used to calculate the STI payments and STI payment amounts were rounded in some cases. The target STI percentage for Ms. Marks, Mr. Ghai and Ms. LaFreniere is a blended rate reflecting different target STI percentages applied in Q1 and Q2-Q4. For Mr. Eubanks, his target STI percentage was prorated because his employment terminated on September 30, 2020.

The increases in the individual performance payout factors for Ms. Marks, Mr. Ghai and Ms. LaFreniere were made in recognition of their efforts leading to the successful Separation, including standing up public company functions and driving strong performance in the face of a challenging global economic environment.

The STI plan provides the Committee with the ability to make adjustments to the determination of STI financial performance payout factors to account for material, unforeseen circumstances beyond management's control that affected financial performance results relative to the pre-established goals, including certain non-recurring charges and credits unrelated to operating performance. The Committee did not make any such adjustments for 2020.

Otis

## Long-term incentive compensation

### 2020 LTI GRANTS

Prior to the Separation in February 2020, UTC made its annual LTI awards to our NEOs under its long-term incentive plan. Our NEOs received 50% of their legacy UTC LTI award opportunity in the form of restricted stock units ("RSUs") and the remaining 50% in the form of stock appreciation rights ("SARs"). Since UTC was expecting the Separation to occur in the first half of 2020, it did not grant performance stock units ("PSUs") due to the impending structural changes that would make it difficult to measure UTC's performance over a three-year performance period. In 2021, as described below, the Committee granted 50% of the 2021 LTI opportunity to our NEOs in the form of PSUs.

UTC's annual LTI awards are subject to three-year, service-based vesting requirements, with exceptions for death, disability, retirement, qualifying terminations following a change-in-control and certain qualifying involuntary terminations.

UTC RSUs vest three years from the grant date and earn dividend equivalents during the vesting period that are reinvested as additional RSUs each time UTC pays a dividend. The reinvested RSUs vest on the same date as the underlying RSUs.

UTC SARs entitle the award recipient to receive shares of UTC common stock with a market value equal to the difference between the market price of UTC common stock on the date the UTC SARs are exercised and the closing price of UTC common stock on the date of grant. UTC SARs vest and become exercisable after three years and expire 10 years from the grant date (or earlier in the case of termination of employment in certain circumstances).

The target value of the 2020 LTI awards granted by UTC to each our NEOs is shown below:

| | Target Value of UTC LTI Grant ($) |
|---|---|
| **J. Marks** | 5,000,000 |
| **R. Ghai** | 2,500,000 |
| **P. Zheng** | 1,250,000 |
| **S. de Montlivault** | 1,000,000 |
| **N. LaFreniere** | 1,350,000 |
| **R. Eubanks, Jr.** | 1,500,000 |

UTC had historically granted a substantial portion of the value of its annual LTI award opportunity in the form of PSUs, which could vest at the end of a three-year performance period if, and to the extent that, UTC achieved the performance goals it established at the start of the performance period. Between 0%-200% of the target number of awards subject to a PSU award could vest based on the level of performance achieved. If a PSU award vests, it is converted into shares of common stock. Unvested PSUs did not earn dividend equivalents.

## CONVERSION OF UTC LTI AWARDS

Immediately prior to the Separation, our NEOs held unvested UTC RSUs and PSUs, and they also held unvested and vested UTC SARs. Certain of our executives also held unvested and vested UTC stock options ("Options").

How LTI awards were treated in the Separation depended on whether the awards were vested or not at the time of the Separation.

| Unvested UTC Awards | Treatment |
|---|---|
| RSUs, SARs, Options | These were converted into "concentrated" unvested Otis awards of the same type and are subject to the same terms that applied to the original UTC awards, including the original vesting schedule. |
| PSUs | Since UTC-wide performance conditions could no longer be measured after the Separation, outstanding PSUs that UTC had granted in 2018 and 2019 were converted into concentrated unvested Otis RSUs. The number of Otis RSUs received was further adjusted to reflect UTC's performance achieved prior to the Separation. The Otis RSUs are otherwise subject to the same terms that applied to the original UTC PSUs, including the original three-year vesting schedule. Otis RSUs received in respect of UTC PSUs are not entitled to dividend equivalents. |

| Vested UTC SARs/Options | Treatment |
|---|---|
| | These were converted into vested SARs/Options in each of the three companies resulting from the Separation (Otis, Carrier and UTC). Each of these adjusted awards is subject to the same terms that applied to the original UTC award prior to the Separation, except that Carrier and UTC awards are exercisable until the expiration date of the award, regardless of the original terms of the award or the circumstances of the award holder's termination of employment. |

The number of shares subject to converted awards, as well the applicable exercise prices for SARs and Options, was adjusted in a manner intended to preserve the aggregate intrinsic value of the award immediately after the Separation when compared to the aggregate intrinsic value of the corresponding UTC award immediately prior to the Separation, subject to rounding.

Otis awards received for converted UTC awards became subject to the terms of our 2020 Long-Term Incentive Plan (the "LTIP"), which is a "mirror" plan of UTC's Long-Term Incentive Plan. Prior service with UTC is recognized for vesting purposes of Otis awards. For details on the Otis awards that our NEOs received for their UTC awards, please see the "Grants of plan-based awards," "Outstanding equity awards at fiscal year-end" and "Option exercises and stock vested" tables on pages 56-61.

## OTIS FOUNDERS GRANTS

The Committee made a one-time grant of RSUs ("Founders Grants") to certain senior executives, including our NEOs, on June 1, 2020, to increase the retention and engagement of our senior leaders at a pivotal moment in our history; to recognize the significant efforts undertaken to prepare for our successful Separation; and to reinforce senior executive focus on the long-term success of our newly independent company. In granting these awards, the Committee considered the prevalent market practices of other companies that have gone through similar spin-off transactions. Ms. Marks received a Founders Grant with a target value of $3 million and each of our other NEOs received Founders Grants with a target value of $1 million. The Founders Grants vest on the third anniversary of the date of grant, subject to continued employment through this date with exceptions only in the case of death, disability or a qualifying termination following a change-in-control of Otis.

## 2021 LTI GRANTS

In February of this year, when the Committee made its first annual LTI awards to our employees, 50% of each NEO's LTI opportunity was granted in the form of PSUs. These PSUs have performance-based vesting based on Otis' performance against three-year cumulative adjusted earnings per share, three-year average annual organic sales growth and relative total shareholder return. Going forward, the Committee expects that a significant portion of the value of the annual LTI award opportunity will require performance-based vesting.

## EQUITY GRANT PRACTICES

The Committee intends to approve annual LTI awards at its meeting in February each year, which will follow the release of our annual earnings by at least two days. The Committee has delegated the authority to certain officers to make individual equity grants to persons who are not officers subject to Section 16 of the Securities Exchange Act or to ELG members within certain parameters. The Committee reviews the use of this delegation each year.

Otis

# Other executive compensation policies and practices

## Significant stock ownership requirements

The Committee believes that our ELG members and executive officers should maintain significant stock ownership to align their interests with those of our shareholders. As a result, we adopted stock ownership requirements when we became a public company on April 3, 2020. These stock ownership requirements must be achieved within five years of the Separation (or, if later, the individual's appointment to the ELG or as an executive officer), and progress toward meeting these requirements is reviewed by the Committee annually. The ownership requirements are a multiple of the executive officer's base salary in effect at the end of the five-year period.

| | |
|---|---|
| Chief Executive Officer | 6x |
| Executive Chairman | 5x |
| Chief Financial Officer | 4x |
| Executive Officers who are ELG members | 3x |
| Chief Accounting Officer | 2x |

If ownership requirements are not satisfied by the end of this period, the executive officer or ELG member is not permitted to sell any Otis shares (other than any sales required to pay applicable taxes) until achieving the required ownership. For purposes of determining stock ownership, we count common stock directly or indirectly owned by the individual or family members residing in the same household, RSUs and DSUs (including units held under non-qualified deferred compensation plans). We do not count Options, SARs and unvested PSUs.

## Clawbacks

Otis can claw back compensation awarded under our STI program and under our LTIP. Under our STI program, the Committee can claw back STI awards if a performance goal is recalculated and the corrected performance goal would have (or likely would have) resulted in a reduced STI payout. The Committee will determine the amount to be repaid, which, at a minimum, will equal the difference between the STI paid and the STI that would have been paid had the corrected performance goal been used. Under our LTIP, the Committee has the authority to cancel awards, including vested awards, and to recoup gains realized by participants from previous long-term incentive awards if the LTIP participant violates post-employment non-competition, non-solicitation or non-disparagement covenants or if the LTIP participant is terminated for cause (or it is discovered within three years that the participant could have been terminated for cause).

## No short sales, pledging or hedging of Otis securities and no underwater option buyouts

Our insider trading policy prohibits our directors, officers and employees from selling our stock "short," engaging in short-term trading (purchase and sale of Otis or vice versa within six months) or entering into any puts or calls on our stock. The policy also prohibits our directors, officers and employees from entering into any hedging or pledging transactions involving our stock. Our LTIP also prohibits buyouts of underwater Options or SARs.

## Employment agreements

None of our U.S.-based ELG members have an employment agreement. The Committee does not believe that our interests are served by entering into employment contracts because they limit our flexibility and often provide for guaranteed compensation levels. However, we have entered into agreements with executives based outside of the United States where local regulations and practice require employment agreements.

## Post-employment restrictive covenants

Our ELG members are subject to certain contractual provisions preventing them from engaging in activities after termination of employment or retirement that are detrimental to Otis, such as disclosing proprietary information, soliciting Otis employees or clients, or engaging in competitive activities. Violations can result in a clawback of LTI awards.

## Severance and change in control arrangements

Our NEOs and ELG members are covered by our ELG Severance Plan and our Change in Control Severance Plan which are each described below. The majority of the companies in our Peer Group provide similar plans or arrangements. The Committee believes that such arrangements are a necessary component of a competitive executive compensation program and provide an appropriate level of benefits in the event of qualifying termination. Both our ELG Severance Plan and Change in Change Severance Plan require covered participants to agree to post-employment restrictive covenants designed to protect our interests, including non-competition and non-solicitation obligations.

In addition, each of our NEOs received a UTC Executive Leadership Group RSU grant when we were part of UTC. These awards, which were converted into Otis ELG RSU grants in the Separation, will vest if a "mutually agreeable separation" occurs. This would occur when:

- An ELG member's position has been eliminated or diminished by a divestiture, restructuring, shift in priorities or similar event;
- An ELG member retires between age 62 and 65 with the company's consent; or
- An executive retires at age 65 or older.

Receipt of the ELG RSU award is contingent upon the executive entering into an agreement containing the following restrictive covenants: (i) non-competition; (ii) employee non-solicitation; (iii) non-disparagement; (iv) protection of confidential, sensitive and proprietary information; and (v) post-termination cooperation. As explained below, Otis has discontinued the practice of granting ELG RSU grants and has instead adopted the ELG Severance Plan.

### ELG SEVERANCE PLAN

The Committee adopted the ELG Severance Plan (the "Severance Plan") to provide ELG members with severance benefits upon qualifying terminations of employment. The Committee also was motivated to adopt the Severance Plan because it wanted to provide a more market-competitive severance arrangement based on the ELG member's annual cash compensation rather than the stock-based severance arrangement previously provided by UTC to its ELG members (i.e., the ELG RSUs awards described above) which varies in value based on trading prices.

The Severance Plan provides for the payment of severance and other benefits upon an involuntary termination of employment other than for Cause, Disability (as such terms are defined in the Severance Plan) or death and that is not a qualifying termination under our Change in Control Severance Plan (discussed below). Subject to the execution of a release and covenant agreement, which will contain a release of claims and non-competition and non-solicitation covenants that may extend for up to two years after termination, the Severance Plan provides for the following payments and benefits upon a qualifying termination:

- a lump sum payment equal to one time (one and one-half times for Otis' CEO) the sum of the ELG member's annual base salary and target STI;
- a prorated STI for the year of termination, such STI to be paid after the completion of the year based on actual performance, but assuming target performance for any individual performance goals;
- continued healthcare benefits for up to 12 months at no cost; and
- outplacement services for up to 12 months.

The value of any cash severance payable under the Severance Plan to an ELG member will be reduced by the value of any his or her ELG RSU grant (if any) that vests upon termination of employment, as well as by any other severance benefits that the ELG member is entitled to receive upon termination of employment.

### CHANGE IN CONTROL SEVERANCE PLAN

Prior to the Separation, we adopted our Change in Control Severance Plan. The Change in Control Severance Plan provides severance benefits to our executives (including our NEOs) upon a qualifying termination of employment. Approximately 200 people are covered by the Change in Control Severance Plan. The plan was adopted to address the uncertainty that may result from a potential change in control, including the loss or distraction of our executives to the detriment of Otis and its shareholders. The pre-Separation board considered the avoidance of such loss and distraction to be essential to protecting and enhancing the best interests of Otis and its shareholders.

Otis

Under the Change in Control Severance Plan, any NEO who is terminated without cause or resigns for good reason on, or within the two years following, a change in control, would be entitled to receive (subject to the officer's execution of a release of claims and agreement to a one-year post-termination non-competition covenant and a two-year post-termination non-solicitation covenant):

- a lump-sum cash severance payment equal to three times (for the CEO) or two times (for the other NEOs) the sum of (a) the executive's annual base salary and (b) the executive's target STI;
- a prorated target STI for the year of termination (reduced by any STI payment to which the NEO is entitled for the same period of service);
- up to 12 months of healthcare benefit coverage continuation at no premium cost;
- outplacement services for 12 months; and
- continued financial planning services for 12 months.

The Change in Control Severance Plan provides that if the payments and benefits payable under it, or otherwise would be subject to the golden parachute excise tax imposed under the Internal Revenue Code, then the executive will either receive all such payments and benefits and pay the excise tax, or such payments and benefits will be reduced to the extent necessary so that the excise tax does not apply, whichever approach results in a higher after-tax amount of the payments and benefits being retained by the executive. Under our LTIP, unvested equity awards will vest on an accelerated basis if, within two years following a change in control, an NEO's employment is terminated in circumstances that would entitle him or her to severance under the Change in Control Severance Plan. For performance-based equity awards, acceleration will occur at either the greater of actual or target performance levels.

A change in control will generally be triggered under the Change in Control Severance Plan or the LTIP upon:

- the acquisition by any individual, entity or group of 20% or more of our outstanding securities or 20% or more of the combined voting power of our outstanding securities;
- a change in the composition of a majority of our Board of Directors that is not supported by at least two-thirds of the incumbent board of directors;
- the consummation of certain major corporate transactions, such as a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of our assets; or
- approval by our shareholders of our complete liquidation or dissolution.

## EUBANKS SEPARATION AGREEMENT

On July 30, 2020, we entered into a separation agreement with Mr. Eubanks (the "Separation Agreement"). Pursuant to the Separation Agreement, on September 30, 2020, Mr. Eubanks stepped down as the President of Otis EMEA. Under the Separation Agreement, we agreed to provide Mr. Eubanks deferred cash payments totaling $1.125 million, which was equal to the sum of his annual base salary and target STI award, a pro-rata STI award for 2020, and continued health benefits coverage for up to 12 months. These benefits are consistent with the benefits that we provide under our ELG Severance Plan (which was not yet in effect at the time of Mr. Eubanks' termination of employment). In addition, as described in more detail in the "Potential payments on termination or change-in-control" table on page 63, we also agreed to make payments to Mr. Eubanks in respect of outplacement, legal fees and relocation expenses; provide him with continued use of a company car and his apartment for three months after his termination, repatriate him and his family back to the United States from France; and provide tax equalization services.

Under the Separation Agreement, Mr. Eubanks forfeited his ELG RSU grant and the equity grants made to him in 2020, including his Founders Grant. He received pro-rata vesting of his 2019 LTI awards in accordance with the terms of those awards, and he received full vesting of his new-hire RSU grant in accordance with the terms of that award. For more details on the equity that vested, please refer to the "Options exercises and stock vested" table on page 61. The Separation Agreement contains customary confidentiality provisions and a mutual release of claims, as well as 18-month non-competition and non-solicitation obligations. The Committee, which was already considering the adoption of the ELG Severance Plan when reviewing the severance package for Mr. Eubanks, determined that the severance benefits provided to Mr. Eubanks were reasonable and appropriate based on historic practices, the soon-to-be-adopted ELG Severance Plan and Mr. Eubanks' release of claims, as well as his other obligations under the Separation Agreement, including the 18-month non-competition and non-solicitation obligations.

# Other compensation elements

## Retirement and deferred compensation benefits

Prior to the Separation, our U.S.-based employees and our internationally mobile employees participated in retirement and deferred compensation benefit plans that were sponsored by UTC. Under the employee matters agreement ("Employee Matters Agreement") entered into in connection with the Separation, we were required to adopt substantially similar nonqualified plans to those that had been provided by UTC prior to the Separation. Our plans also assumed the responsibility to pay all or a portion of the benefits that had been accrued by our employees under the UTC plans prior to the Separation. Retirement and deferred compensation plans help us to attract and retain talented executives.

Below are brief descriptions of each retirement and deferred compensation arrangement that we offer. See the "Pension benefits" table on page 61 and the "Nonqualified deferred compensation" table on page 62 for more details.

| Plan | Description |
| --- | --- |
| **Otis Retirement Savings Plan** | A tax-qualified defined contribution plan where salaried employees hired on or after January 1, 2010, receive an additional age-based company contribution (ranging from 3% to 5.5% of earnings) to their Otis Retirement Savings Plan account. Salaried employees hired prior to January 1, 2010, who previously participated in the UTC Pension Plan receive additional age-based company contributions (ranging from 3% to 8% of earnings), which is an amount equivalent to the cash balance benefits previously provided under UTC's pension plans. Eligible participants also receive a matching contribution in cash equal to 60% of the first 6% of pay they contribute. |
| **Otis Savings Restoration Plan ("SRP")** | An unfunded, nonqualified plan that permits eligible employees to defer up to 6% of their compensation to the extent such compensation exceeds the Internal Revenue Code ("IRC") compensation limit applicable to the qualified Otis Retirement Savings Plan and receive employer matching contributions at the same rate (up to 60% of the first 6% of pay) that would have been provided in the Otis Retirement Savings Plan, if not for the IRC's compensation limit. |
| **Otis Company Automatic Contribution Excess Plan** | An unfunded, nonqualified plan in which eligible employees may receive an age-based company automatic contribution for amounts above the IRC limits applicable to the qualified Otis Retirement Savings Plan. For employees hired on or after January 1, 2010, these age-based contributions range from 3% to 5.5% of earnings. Employees hired prior to January 1, 2010, who previously participated in UTC's pension plans, receive company contributions ranging from 3% to 8% of earnings. The plan also provides missed matching contributions for employees whose contributions to the Otis Retirement Savings Plan are limited by the IRC's contribution limits. |
| **Otis Deferred Compensation Plan** | An unfunded, nonqualified plan that allows eligible participants to defer up to 50% of base salary and/or up to 70% of the STI. The compensation deferred is matched to the extent that the deferral election results in a reduction in compensation that would otherwise have been matched under the qualified Otis Retirement Savings Plan or the SRP. |
| **Otis LTIP PSU Deferral Plan** | An unfunded, nonqualified plan that allows eligible participants to defer between 10% and 100% of their vested PSU awards granted under the Otis LTIP. Upon vesting, the deferred portion of each PSU award is converted into deferred stock units that accrue dividend equivalents. There are no matching or other employer contributions to this plan. |
| **Otis Pension Preservation Plan ("PPP")** | A frozen unfunded, nonqualified defined benefit pension plan covering salaried participants hired by UTC prior to January 1, 2010, who worked for Otis. The PPP provides supplemental benefits that cannot be paid under the UTC Pension Plan due to IRC pay and benefit limits. The plan formula was originally a final average earnings-based ("FAE") formula recognizing final five-year average salary and service which changed to a prospective cash balance formula (providing annual pay credits of 3% to 8% of pay based on service) for all participants by January 1, 2015, (earlier for participants hired prior to July 1, 2002, or who elected to participate under a prior pension choice program). Effective December 31, 2019, the PPP was frozen other than with respect to interest credits on cash balance accounts in the plan. Active participants who were previously eligible for cash balance benefits became eligible for equivalent age-based contributions under the Otis Company Automatic Contribution Excess Plan beginning January 1, 2020. The portion of the FAE benefit earned after December 31, 2003, (post-Code Section 409A) and the cash balance portion of the benefit were spun off with the Separation and are now sponsored by Otis. The accruals earned prior to January 1, 2004, and the qualified portion of the benefits were retained by UTC post-Separation. |

Otis

| Plan | Description |
|------|-------------|
| **Otis Retirement Plan for Third Country National Employees (the "TCN Plan")** | An unfunded, nonqualified defined benefit pension plan covering internationally mobile employees hired prior to January 1, 2008. The TCN Plan was created at the Separation when Otis assumed all obligations under the UTC TCN Plan with respect to current and former Otis employees. The plan formula mirrored the UTC's Retirement Plan formula and was originally an FAE formula recognizing final five-year average salary and service which changed on January 1, 2015, to a prospective cash balance formula (providing annual pay credits of 3% to 8% of pay based on service) for all participants. The FAE formula was frozen on December 31, 2014, but participants continue to accrue benefits under the cash balance formula. Under the TCN Plan, participants who terminate their employment with less than five years of continuous service forfeit all their rights to benefits. The normal retirement age is 65. Early retirement benefits also are available under the plan for active participants and for participants who terminated employment after attaining age 55 and 10 years of continuous service. These benefits are reduced by 0.2% for each month the early retirement date precedes age 62 (which is based on the sum of the credited service to date of retirement/termination or December 31, 2014, if earlier for the FAE benefits, and as of the benefit commencement date for the cash balance benefits). The normal form of payment is a life annuity, but participants can elect instead a contingent annuity option or a life annuity with a guaranteed number of monthly payments option. |

## Perquisites and other benefits

We provide our ELG members with the perquisites and other benefits described below. These benefits were provided by UTC prior to the Separation, and the Committee believes that they are appropriate given their contribution to recruitment and retention.

| Perquisite/Benefits | Description |
|---------------------|-------------|
| **ELG Long-Term Disability** | The ELG long-term disability program provides an annual benefit upon disability that is equal to 80% of base salary plus target STI. |
| **Executive Physical** | ELG members are eligible for a comprehensive annual executive physical. |
| **Executive Leased Vehicle** | ELG members receive an annual allowance toward the cost of a leased vehicle. Non-U.S.-based ELG members get a comparable benefit based on local practice. Lease payments above the annual allowance are paid directly by the executive. |
| **Financial Planning** | ELG members are eligible to receive an annual financial planning benefit. |

Our expatriates and foreign executives on local contracts also receive certain perquisites in accordance with their respective local contracts and international assignment packages, for which contracts are customary in those countries. Those benefits may include housing allowance, relocation, educational allowance for their children, tax equalization to their home country and home leave travel. Both Messrs. Zheng and de Montlivault are on international assignment packages. See footnote (7) to the Summary Compensation Table on page 55 for more details on these perquisites and benefits.

# Report of the Compensation Committee

The Compensation Committee establishes and oversees the design and function of Otis' executive compensation program. We have reviewed and discussed the foregoing compensation discussion and analysis with the management of Otis and have recommended to the Board of Directors that the compensation discussion and analysis be included in the Proxy Statement for the 2021 Annual Meeting of Shareholders.

## COMPENSATION COMMITTEE

John H. Walker, Chair

Shailesh G. Jejurikar

Harold W. McGraw III

Margaret M. V. Preston

# Compensation tables

## Summary Compensation Table

| Year | Salary ($)[2] | Bonus ($)[3] | Stock Awards ($)[4] | Option Awards ($)[5] | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6] | All Other Compensation ($)[7] | Total ($)[8] |
|---|---|---|---|---|---|---|---|
| **Judith F. Marks[1]**  President & Chief Executive Officer | | | | | | | |
| 2020 | 1,012,500 | 2,700,000 | 5,797,929 | 2,130,560 | – | 346,323 | 11,987,312 |
| 2019 | 956,250 | 1,500,000 | 2,150,799 | 2,066,540 | – | 283,055 | 6,956,644 |
| 2018 | 868,750 | 1,400,000 | 2,950,834 | 1,051,810 | – | 241,555 | 6,512,949 |
| **Rahul Ghai[1]**  Executive Vice President & Chief Financial Officer | | | | | | | |
| 2020 | 674,688 | 1,200,000 | 2,325,414 | 1,065,280 | – | 133,592 | 5,398,974 |
| 2019 | 311,932 | 875,000 | 1,875,975 | 815,474 | 12,069 | 190,411 | 4,080,861 |
| **Peiming (Perry) Zheng[1]**  President, Otis China | | | | | | | |
| 2020 | 539,750 | 655,000 | 1,719,279 | 538,482 | – | 1,379,777 | 4,832,288 |
| **Stephane de Montlivault[1]**  President, Otis Asia Pacific | | | | | | | |
| 2020 | 530,986 | 435,618 | 1,593,948 | 433,130 | 534,798 | 633,908 | 4,162,388 |
| 2019 | 493,734 | 433,865 | 505,379 | 478,460 | 586,576 | 456,449 | 2,954,463 |
| **Nora E. LaFreniere[1]**  Executive Vice President, Chief General Counsel & Corporate Secretary | | | | | | | |
| 2020 | 488,479 | 650,000 | 1,782,575 | 585,316 | 120,993 | 154,158 | 3,781,521 |
| **Richard M. Eubanks, Jr.[1]**  President, Otis EMEA (Former) | | | | | | | |
| 2020 | 445,313 | 461,250 | 1,839,929 | 643,846 | – | 978,976 | 4,369,314 |
| 2019 | 468,750 | 575,000 | 5,040,871 | 707,175 | – | 662,943 | 7,454,739 |

[1] Three years of compensation information is presented for Ms. Marks because she was an Otis NEO for 2019 and a UTC NEO for 2018. For each of the other NEOs, one or two years of compensation information is presented based on how long they have been Otis NEOs. Compensation reported for 2018 and 2019 was solely determined by UTC's Compensation Committee.

[2] **Salary.** Represents the final salary earned in 2020 and includes any amounts that the NEO elected to defer. For more information, see "Base salary" on page 44 and "Retirement and deferred compensation benefits" on pages 52-53.

[3] **Bonus.** Cash bonuses provided under the Otis Executive Annual Bonus Plan for 2020 and the legacy UTC program for 2018 and 2019. Payments are primarily based on measured performance against pre-established goals. For 2020, because the Committee chose to set performance for Q1 under the STI program at target and because the Committee exercised discretion to increase amounts for Ms. Marks, Mr. Ghai and Ms. LaFreniere, amounts are reported in the Bonus column rather than in the Non-Equity Incentive Plan Compensation column.

(4) **Stock Awards.** Grant date fair value of RSUs calculated in accordance with the FASB ASC Topic 718, but excluding the effect of estimated forfeitures. The assumptions made in calculating the fair value of the RSUs granted on February 4, 2020, are set forth in Note 21: Employee Benefit Plans to the Consolidated Statements to Raytheon Technologies Corporation's 2020 Form 10-K and the assumptions for the RSUs granted on June 1, 2020, are set forth in Note 13: Employee Benefit Plans to the Consolidated Financial Statements to Otis' 2021 Annual Report on Form 10-K. Additionally, amounts shown include the incremental fair value resulting from the conversion of UTC PSUs into Otis RSUs for the NEOs who held UTC PSUs. Pursuant to accounting guidance prescribed under FASB ASC Topic 718, the conversion resulted in a grant modification that caused incremental fair value determined by comparing the aggregate fair value of the outstanding awards immediately before and after the modification. The following table separates the grant date fair value of RSUs granted during 2020 and the incremental fair value attributable to the conversion of stock awards at Separation, both calculated in accordance with FASB ASC Topic 718, but excluding the effect of estimated forfeitures.

| Name | Grant Date Fair Value of Stock Awards Granted in February 2020 ($) | Incremental Fair Value of Stock Awards at Separation ($) |
|---|---|---|
| **J. Marks** | 2,509,260 | 87,133 |
| **R. Ghai** | 1,254,630 | – |
| **P. Zheng** | 627,275 | 21,220 |
| **S. de Montlivault** | 504,848 | 18,316 |
| **N. LaFreniere** | 688,488 | 23,303 |
| **R. Eubanks, Jr.** | 765,005 | 4,140 |

(5) **Option Awards/SARs.** Grant date fair value of SARs, calculated in accordance with the FASB ASC Topic 718, but excluding the effect of estimated forfeitures. The assumptions made in the valuation of these awards are set forth in Note 21: Employee Benefit Plans to the Consolidated Statements to Raytheon Technologies Corporation's 2020 Form 10-K.

(6) **Change in Pension Value and Nonqualified Deferred Compensation Earnings.** For Mr. de Montlivault and Ms. LaFreniere, the amounts shown for 2020 reflect the year-over-year increase in the actuarial present value of their accrued benefits under the Retirement Plan for Third Country National Employees ("TCN") and the Otis Pension Preservation Plan ("PPP"), respectively. For Mr. de Montilvault, the increase was attributable to his benefit accrual under the cash balance formula in the TCN as well as the decrease in the discount rate used to value TCN benefits, which decreased from 3.3% in 2019 to 2.5% in 2020. For Ms. LaFreniere, the increase is attributable to the decrease in the discount rate used to value PPP benefits, which decreased from 3.47% in 2019 to 2.5% in 2020. Since UTC retained responsibility for certain tax-qualified retirement benefits for Mr. Ghai, no amount is shown for him for 2020.

(7) **All Other Compensation.** The 2020 dollar amounts in this column consist of the following items:

| Name | Personal Use of Corporate Aircraft ($)[a] | Leased Vehicle ($)[b] | Company Contributions to Savings Plans ($)[c] | Relocation Benefits ($)[d] | Financial Planning Benefit ($)[e] | Health Benefits ($)[f] | International Assignment ($)[g] | Termination Benefits ($)[h] | Equity Conversion ($)[i] | Misc. ($)[j] | Total ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **J. Marks** | 11,127 | 28,857 | 228,638 | 42,500 | 16,000 | 12,585 | – | – | 3,046 | 3,570 | 346,323 |
| **R. Ghai** | – | 24,489 | 82,983 | 10,507 | – | 15,324 | – | – | 289 | – | 133,592 |
| **P. Zheng** | – | 22,163 | 101,897 | – | 16,000 | 12,232 | 1,225,826 | – | 1,659 | – | 1,379,777 |
| **S. de Montlivault** | – | 22,733 | – | 24,950 | – | 15,779 | 569,263 | – | 1,183 | – | 633,908 |
| **N. LaFreniere** | – | 18,857 | 109,019 | – | 16,000 | 8,401 | – | – | 1,881 | – | 154,158 |
| **R. Eubanks, Jr.** | – | 21,986 | 61,422 | – | 16,000 | 13,001 | 736,017 | 130,000 | 550 | – | 978,976 |

(a) The amount invoiced by NetJets to UTC prior to Separation for the personal use of fractionally owned aircraft provided in light of COVID-19 pandemic.

(b) Annual costs incurred in connection with providing a leased vehicle.

(c) Company matching and automatic age-based contributions to UTC's Employee Savings Plan prior to the Separation and to Otis' Retirement Savings Plan after the Separation and company contributions to the Savings Restoration and Company Automatic Contribution Excess Plan. For more information, please see "Retirement and deferred compensation benefits" on pages 52-53. Mr. de Montlivault does not participate in any deferred compensation arrangements.

(d) Relocation benefits that were paid by UTC to Ms. Marks and Mr. de Montlivault. For Mr. Ghai, the amount includes $5,638 for new home closing costs and $4,869 for the associated tax gross-up.

(e) Cost of the annual financial planning benefit.

(f) Costs incurred by Otis associated with company-covered healthcare benefits. In addition, our NEOs are eligible for ELG long-term disability benefits as described on page 53; however, because no cost is incurred unless the NEO actually becomes disabled, no amount is reflected in this column.

(g) Certain compensation elements provided in accordance with a local contract for Mr. de Montlivault, who is based in Singapore; international assignment packages for Mr. Zheng, who is based in China, and Mr. Eubanks, who was based in France. Individual contracts for senior executives are customary in Europe and Asia where compensation practices differ from the United States. The amount shown for Mr. Zheng includes the following items: $112,770 for housing and utilities; $878 for home leave travel; $13,602 for driver allowances; $700 for tax preparation and $755 for telephone allowances; $55,071 for a U.S. Social Security Tax gross-up and $1,042,050 for a net tax settlement payment on the difference between taxes paid in China and what would have been payable in

the United States. The amount shown for Mr. de Montlivault includes the following items: $237,276 for housing; $59,427 for educational expenses for his minor children; $1,784 for club dues; $30,530 for foreign assignment payments; $235,366 for a net tax settlement payment on the difference between taxes paid in Japan and what would have been paid in the United States; and $4,880 for goods and services tax reimbursement. The amount shown for Mr. Eubanks includes: $119,458 for housing and utilities; $92,113 for educational expenses for his minor children; $25,021 foreign assignment payments; $24,882 for home leave travel; $700 for tax preparation; $31,942 for a U.S. Social Security Tax gross-up; $438,864 for a net tax settlement on the difference between taxes paid in France and what would have been paid in the United States; and $3,037 for French visa expenses.

(h) Mr. Eubanks left the company on September 30, 2020. As part of his severance, he received payments for outplacement services ($35,000), miscellaneous moving expenses ($60,000) and legal fees ($35,000). Subject to his compliance with certain restrictive covenants under his Separation Agreement, Mr. Eubanks will receive severance payments (totaling $1.125 million) in two installments in June 2021 and March 2022 as disclosed in the "Potential payments on termination or change-in-control" table.

(i) In the conversion of the UTC LTI awards, any fractional shares were rounded down. In accordance with the Employee Matters Agreement, award holders were compensated with an equivalent cash payment.

(j) Spousal travel benefits incurred prior to the Separation.

(8) **Exchange rates.** For purposes of the disclosure in this table, (a) all compensation delivered to Mr. Zheng in CNY was converted to U.S. dollars based on the CNY to U.S. dollar conversion rate of 0.15321 as of December 31, 2020, (b) all compensation delivered to Mr. de Montlivault in SGD was converted to U.S. dollars based on the SGD to U.S. dollar conversion rate of 0.75497 as of December 31, 2020, and (c) all compensation delivered to Mr. Eubanks in EUR was converted to U.S. dollars based on the EUR to U.S. dollar conversion rate of 1.22824 as of December 31, 2020.

# Grants of plan-based awards

| Name | Grant Date[1] | Approval Date[1] | All Other Stock Awards: Number of Shares of Stock or Units (#)[2,3] | All Other Option Awards: Number of Securities Underlying Options (#)[4] | Exercise or Base Price of Option Awards ($/Sh)[5] | Grant Date Fair Value of Stock and Option Awards ($)[6] |
|---|---|---|---|---|---|---|
| **J. Marks** | | | | | | |
| UTC SARs | 2/4/2020 | 1/31/2020 | — | 171,958 | 80.97 | 2,130,560 |
| UTC RSUs | 2/4/2020 | 1/31/2020 | 30,990 | — | — | 2,509,260 |
| Founders Grant | 6/1/2020 | 4/27/2020 | 59,200 | — | — | 3,201,536 |
| Equity Conversion[7] | 4/3/2020 | | | | | 87,133 |
| **R. Ghai** | | | | | | |
| UTC SARs | 2/4/2020 | 1/31/2020 | — | 85,979 | 80.97 | 1,065,280 |
| UTC RSUs | 2/4/2020 | 1/31/2020 | 15,495 | — | — | 1,254,630 |
| Founders Grant | 6/1/2020 | 4/26/2020 | 19,800 | — | — | 1,070,784 |
| **P. Zheng** | | | | | | |
| UTC SARs | 2/4/2020 | 1/31/2020 | — | 43,461 | 80.97 | 538,482 |
| UTC RSUs | 2/4/2020 | 1/31/2020 | 7,747 | — | — | 627,275 |
| Founders Grant | 6/1/2020 | 4/26/2020 | 19,800 | — | — | 1,070,784 |
| Equity Conversion[7] | 4/3/2020 | | | | | 21,220 |
| **S. de Montlivault** | | | | | | |
| UTC SARs | 2/4/2020 | 1/31/2020 | — | 34,958 | 80.97 | 433,130 |
| UTC RSUs | 2/4/2020 | 1/31/2020 | 6,235 | — | — | 504,848 |
| Founders Grant | 6/1/2020 | 4/26/2020 | 19,800 | — | — | 1,070,784 |
| Equity Conversion[7] | 4/3/2020 | | | | | 18,316 |
| **N. LaFreniere** | | | | | | |
| UTC SARs | 2/4/2020 | 1/31/2020 | — | 47,241 | 80.97 | 585,316 |
| UTC RSUs | 2/4/2020 | 1/31/2020 | 8,503 | — | — | 688,488 |
| Founders Grant | 6/1/2020 | 4/26/2020 | 19,800 | — | — | 1,070,784 |
| Equity Conversion[7] | 4/3/2020 | | | | | 23,303 |

Otis

| Name | Grant Date[1] | Approval Date[1] | All Other Stock Awards: Number of Shares of Stock or Units (#)[2,3] | All Other Option Awards: Number of Securities Underlying Options (#)[4] | Exercise or Base Price of Option Awards ($/Sh)[5] | Grant Date Fair Value of Stock and Option Awards ($)[6] |
|---|---|---|---|---|---|---|
| **R. Eubanks, Jr.** | | | | | | |
| UTC SARs | 2/4/2020 | 1/31/2020 | — | 51,965 | 80.97 | 643,846 |
| UTC RSUs | 2/4/2020 | 1/31/2020 | 9,448 | — | — | 765,005 |
| Founders Grant | 6/1/2020 | 4/26/2020 | 19,800 | — | — | 1,070,784 |
| Equity Conversion[7] | 4/3/2020 | | | | | 4,140 |

[1] UTC's Compensation Committee approved the grants on February 3, 2020, and specified a February 4, 2020, grant date. Ms. Marks' Founders Grant was approved by the Board on April 27, 2020, and the other Founders Grants were approved by Otis' Compensation Committee on April 26, 2020. In each case, a June 1, 2020, grant date was specified. UTC awards were made under its 2018 Long-Term Incentive Plan. Otis' Founders Grants were made under the 2020 Long-Term Incentive Plan.

[2] **Number of Shares – All Other Stock Awards.** The number of RSUs shown above reflects the number of Otis RSUs received upon conversion of UTC RSUs in connection with the Separation, but excludes any dividend equivalents received after the grant date and prior to the Separation. The number differs from the number of Otis RSUs received at Separation because UTC RSUs were credited with dividend equivalents prior to the Separation and because of the rounding applied upon conversion of the awards. The number of UTC RSUs granted were as follows: Ms. Marks (16,400); Mr. Ghai (8,200); Mr. Zheng (4,100); Mr. de Montlivault (3,300); Ms. LaFreniere (4,500); and Mr. Eubanks (5,000). For more information, see "Conversion of UTC LTI Awards" on page 48. These RSU awards vest on the third anniversary of the grant date, subject to the executive's continued employment, except in the case of death, disability, a qualifying separation within two years following a change-in-control of Otis, retirement and certain involuntary terminations. The Committee made Founders Grants on June 1, 2020. These RSUs will vest on the third anniversary of the grant date, subject to the executive's continued employment, except in the case of death, disability or a qualifying separation within two years following a change-in-control of Otis. Ms. Marks received a Founders Grant with a target value of $3 million and each of our other NEOs received Founders Grants with a target value of $1 million. The number of RSUs for the Founders Grants was determined by dividing the applicable target value by the average closing price of Otis common stock over the prior month. Since Otis' stock price appreciated between the approval date and the grant date, the fair value of these awards exceeds the target values.

[3] RSUs earn dividend equivalents during the vesting period that are reinvested as additional RSUs that vest on the same date as the underlying RSUs. When UTC RSUs were converted to Otis RSUs any resulting fractional shares were rounded down. To compensate award holders, including our NEOs, for these fractional shares, the Employee Matters Agreement provided for cash payments of equivalent value. The rounding payments made to our NEOs are included in the "All Other Compensation" column in the Summary Compensation Table.

[4] **Number of Shares – All Option/SAR Awards.** The number of SARs shown above represents the number of Otis SARs received upon conversion of UTC SARs in connection with the Separation. For more information, see "Conversion of UTC LTI Awards" on page 48. SARs vest and become exercisable three years from the grant date, subject to the executive's continued employment, except in the case of death, disability, a qualifying separation within two years following a change-in-control of Otis, retirement and certain involuntary terminations. When unvested UTC SARs were converted to unvested Otis SARs any resulting fractional shares were rounded down. To compensate award holders, including our NEOs, for these fractional shares, the Employee Matters Agreement provided for cash payments of equivalent value. The rounding payments made to our NEOs are included in the "All Other Compensation" column in the Summary Compensation Table.

[5] **Exercise Price – All Option/SAR Awards.** The per share exercise price of the Otis SAR award was determined by taking the exercise price of the original UTC SAR award ($153) and adjusting it in accordance with the equity award provisions described in the section "Conversion of UTC LTI Awards" on page 48.

[6] **Grant Date Fair Value – Stock and Option Awards.** Grant date fair value of RSUs and SARs calculated in accordance with the FASB ASC Topic 718, but excluding the effect of estimated forfeitures.

[7] **Equity Conversion.** The amount shown reflects the incremental fair value associated with the conversion of outstanding UTC PSUs into Otis RSUs at Separation. Mr. Ghai was not granted any UTC PSUs, so no amount is shown for him.

# Outstanding equity awards at fiscal year-end

| Name[1] | Option Awards | | | | | Stock Awards | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($)[2] | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#)[3] | Market Value of Shares or Units of Stock That Have Not Vested ($)[4] |
| **J. Marks** | | | | | | | |
| 6/1/2020[5] | | | | | | 59,583 | 4,024,832 |
| 2/4/2020[6] | | 171,958 | | 80.97 | 2/3/2030 | | — |
| 2/4/2020[7] | | | | | | 31,487 | 2,126,947 |
| 2/5/2019[8] | | 191,799 | | 63.92 | 2/4/2029 | | — |
| 2/5/2019[9] | | | | | | 42,188 | 2,849,799 |
| 1/2/2018[10] | | 101,096 | | 67.83 | 1/1/2028 | | — |
| 1/2/2018[11] | | | | | | 36,203 | 2,445,513 |
| 1/2/2018[12] | | | | | | 13,042 | 880,987 |
| 11/1/2017[13] | | | | | | 33,622 | 2,271,166 |
| **R. Ghai** | | | | | | | |
| 6/1/2020[5] | | | | | | 19,928 | 1,346,136 |
| 2/4/2020[6] | | 85,979 | | 80.97 | 2/3/2030 | | — |
| 2/4/2020[7] | | | | | | 15,743 | 1,063,440 |
| 8/1/2019[14] | | 69,350 | | 69.77 | 7/31/2029 | | — |
| 8/1/2019[14] | | | | | | 12,883 | 870,247 |
| 7/15/2019[13] | | | | | | 14,571 | 984,271 |
| **P. Zheng** | | | | | | | |
| 6/1/2020[5] | | | | | | 19,928 | 1,346,136 |
| 2/4/2020[6] | | 43,461 | | 80.97 | 2/3/2030 | | — |
| 2/4/2020[7] | | | | | | 7,870 | 531,619 |
| 2/5/2019[8] | | 51,965 | | 63.92 | 2/4/2029 | | — |
| 2/5/2019[9] | | | | | | 11,042 | 745,887 |
| 1/2/2018[10] | | 23,620 | | 67.83 | 1/1/2028 | | — |
| 1/2/2018[11] | | | | | | 8,320 | 562,016 |
| 1/2/2018[12] | | | | | | 3,008 | 203,190 |
| 12/15/2017[15] | | | | | | 7,958 | 537,563 |
| 1/27/2017[13] | | | | | | 18,548 | 1,252,917 |
| 1/3/2017 | 4,469 | | | 58.66 | 1/2/2027 | | — |
| 1/4/2016 | 7,874 | | | 50.58 | 1/3/2026 | | — |
| 1/2/2015 | 4,724 | | | 60.88 | 1/1/2025 | | — |
| 1/2/2014 | 13,197 | | | 59.53 | 1/1/2024 | | — |
| 1/2/2013 | 4,384 | | | 44.46 | 1/1/2023 | | — |
| 1/3/2012 | 3,788 | | | 39.51 | 1/2/2022 | | — |

| Name[1] | Option Awards | | | | | Stock Awards | |
|---|---|---|---|---|---|---|---|
| | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($)[2] | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#)[3] | Market Value of Shares or Units of Stock That Have Not Vested ($)[4] |
| **S. de Montlivault** | | | | | | | |
| 6/1/2020[5] | | | | | | 19,928 | 1,346,136 |
| 2/4/2020[6] | | 34,958 | | 80.97 | 2/3/2030 | | — |
| 2/4/2020[7] | | | | | | 6,334 | 427,862 |
| 2/5/2019[8] | | 44,406 | | 63.92 | 2/4/2029 | | — |
| 2/5/2019[9] | | | | | | 9,913 | 669,623 |
| 1/2/2018[10] | | 19,841 | | 67.83 | 1/1/2028 | | — |
| 1/2/2018[11] | | | | | | 7,195 | 486,022 |
| 1/2/2018[12] | | | | | | 2,608 | 176,170 |
| 12/14/2017[13] | | | | | | 16,714 | 1,129,031 |
| 1/3/2017 | 5,362 | | | 58.66 | 1/2/2027 | | — |
| 1/4/2016 | 5,618 | | | 50.58 | 1/3/2026 | | — |
| 1/2/2015 | 3,319 | | | 60.88 | 1/1/2025 | | — |
| 1/2/2014 | 7,725 | | | 59.53 | 1/1/2024 | | — |
| 1/2/2013 | 3,873 | | | 44.46 | 1/1/2023 | | — |
| **N. LaFreniere** | | | | | | | |
| 6/1/2020[5] | | | | | | 19,928 | 1,346,136 |
| 2/4/2020[6] | | 47,241 | | 80.97 | 2/3/2030 | | — |
| 2/4/2020[7] | | | | | | 8,638 | 583,497 |
| 2/5/2019[8] | | 56,689 | | 63.92 | 2/4/2029 | | — |
| 2/5/2019[9] | | | | | | 12,449 | 840,930 |
| 1/2/2018[10] | | 25,510 | | 67.83 | 1/1/2028 | | — |
| 1/2/2018[11] | | | | | | 9,219 | 622,743 |
| 1/2/2018[12] | | | | | | 3,409 | 230,278 |
| 1/3/2017 | 5,107 | | | 58.66 | 1/2/2027 | | — |
| 3/2/2016[13] | | | | | | 21,912 | 1,480,156 |
| 1/4/2016 | 8,938 | | | 50.58 | 1/3/2026 | | — |
| 1/2/2015 | 5,873 | | | 60.88 | 1/1/2025 | | — |
| 1/2/2014 | 19,049 | | | 59.53 | 1/1/2024 | | — |
| 1/2/2013 | 5,362 | | | 44.46 | 1/1/2023 | | — |
| **R. Eubanks, Jr.** | | | | | | | |
| 4/1/2019[16] | | | | | | 6,570 | 443,804 |
| 4/1/2019[16] | 29,762 | | | 70.49 | 9/30/2021 | | — |

[1] In addition to these Otis outstanding awards, Messrs. Zheng and de Montlivault and Ms. LaFreniere also received vested UTC and Carrier SARs as described under "Conversion of UTC LTI Awards" on page 48. Both the number of outstanding SARs and the exercise prices were adjusted at Separation to reflect the post-Separation stock prices of the three companies. The table below lists the RTX and Carrier SARs held by Messrs. Zheng and de Montlivault and Ms. LaFreniere as of December 31, 2020.

| Name | RTX SARs | | | Carrier SARs | | |
|---|---|---|---|---|---|---|
| | Number of Securities Underlying Unexercised Options (#) Exercisable | Option Exercise Price ($) | Option Expiration Date | Number of Securities Underlying Unexercised Options (#) Exercisable | Option Exercise Price ($) | Option Expiration Date |
| **P. Zheng** | | | | | | |
| 1/3/2017 | 8,938 | 82.35 | 1/2/2027 | 8,938 | 18.53 | 1/2/2027 |
| 1/4/2016 | 15,748 | 71.01 | 1/3/2026 | 15,748 | 15.98 | 1/3/2026 |
| 1/2/2015 | 9,449 | 85.47 | 1/1/2025 | 9,449 | 19.24 | 1/1/2025 |
| 1/2/2014 | 26,394 | 83.58 | 1/1/2024 | 26,394 | 18.81 | 1/1/2024 |
| 1/2/2013 | 8,768 | 62.41 | 1/1/2023 | 8,768 | 14.05 | 1/1/2023 |
| 1/3/2012 | 7,576 | 55.47 | 1/2/2022 | — | — | — |
| **S. de Montlivault** | | | | | | |
| 1/3/2017 | 10,725 | 82.35 | 1/2/2027 | — | — | — |
| 1/4/2016 | 11,236 | 71.01 | 1/3/2026 | — | — | — |
| 1/2/2015 | 6,639 | 85.47 | 1/1/2025 | — | — | — |
| 1/2/2014 | 15,450 | 83.58 | 1/1/2024 | — | — | — |
| 1/2/2013 | 7,746 | 62.41 | 1/1/2023 | — | — | — |
| **N. LaFreniere** | | | | | | |
| 1/3/2017 | 10,215 | 82.35 | 1/2/2027 | 10,215 | 18.53 | 1/2/2027 |
| 1/4/2016 | 17,876 | 71.01 | 1/3/2026 | 17,876 | 15.98 | 1/3/2026 |
| 1/2/2015 | 11,747 | 85.47 | 1/1/2025 | 11,747 | 19.24 | 1/1/2025 |
| 1/2/2014 | 38,101 | 83.58 | 1/1/2024 | 17,128 | 18.81 | 1/1/2024 |
| 1/2/2013 | 10,725 | 62.41 | 1/1/2023 | — | — | — |

(2) Each Otis SAR was originally granted as a UTC SAR and the exercise price of each UTC SAR was equal to the closing price of UTC's common stock on the grant date. For more information, including on how the exercise prices were adjusted, see "Conversion of UTC LTI Awards" on page 48.

(3) All RSUs, except for those which were originally granted as PSUs (see footnotes 9 and 11), earn dividend equivalents, which are reinvested as additional Otis RSUs each time Otis pays a dividend. The reinvested Otis RSUs vest on the same date as the underlying Otis RSUs and are included in this number. All RSUs, except for the Founders Grants, were originally granted by UTC.

(4) Calculated by multiplying the number of unvested Otis RSUs by $67.55, the closing price of Otis common stock on December 31, 2020.

(5) These Founders Grants are scheduled to vest on June 1, 2023, subject to the executive's continued employment, except in the case of death, disability or a qualifying separation within two years following a change-in-control of Otis.

(6) These SARs are scheduled to vest on February 4, 2023, subject to the executive's continued employment except in the case of death, disability, a qualifying separation within two years following a change-in-control of Otis, retirement and certain involuntary terminations.

(7) These RSUs are scheduled to vest on February 4, 2023, subject to the executive's continued employment, except in the case of death, disability, a qualifying separation within two years following a change-in-control of Otis, retirement and certain involuntary terminations.

(8) These SARs are scheduled to vest on February 5, 2022, subject to the executive's continued employment, except in the case of death, disability, a qualifying separation within two years following a change-in-control of Otis, retirement and certain involuntary terminations.

(9) These RSUs are scheduled to vest on February 5, 2022, and where originally granted as UTC PSUs.

(10) These SARs vested on January 2, 2021.

(11) These RSUs vested on January 2, 2021, and where originally granted as UTC PSUs.

(12) These RSUs vested on January 2, 2021.

(13) RSUs received in respect of UTC RSUs granted upon appointment to UTC's ELG. Awards vest in the event of a qualifying separation following three years of ELG service: upon a "mutually agreeable termination," a qualifying separation within two years following a change-in-control of Otis, or retirement, each subject to vesting acceleration upon death.

(14) These awards are scheduled to vest on August 1, 2022, subject to the executive's continued employment, except in the case of death, disability or a qualifying separation within two years following a change-in-control of Otis.

(15) These RSUs were granted to Mr. Zheng as part of a retention program. These are scheduled to vest on December 15, 2021, subject to the executive's continued employment, except in the case of death, disability or a qualifying separation within two years following a change-in-control of Otis.

(16) Under the Separation Agreement, Mr. Eubanks received partial vesting of these awards. The RSUs, which were originally granted as PSUs, will vest on February 5, 2022, so long as Mr. Eubanks complies with his obligations under the Separation Agreement.

**OTIS**

# Option exercises and stock vested

| Name | Option Awards[1] | | Stock Awards[3] | |
| --- | --- | --- | --- | --- |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise[2] ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| J. Marks | — | — | 16,757 | 1,041,280 |
| R. Ghai | — | — | — | — |
| P. Zheng | 9,448 | 205,872 | 8,438 | 547,261 |
| S. de Montlivault | — | — | — | — |
| N. LaFreniere | — | — | — | — |
| R. Eubanks, Jr. | — | — | 27,270 | 1,702,193 |

[1] Vested UTC SARs were converted into vested Otis, Carrier and UTC SARs in connection with the Separation. For more information, see "Conversion of UTC LTI Awards" on page 48.

[2] The value realized was calculated by multiplying the number of shares acquired upon exercise of Otis SARs by the difference between the closing price of Otis common stock on the exercise date and the exercise price of the award. During 2020, Messrs. Zheng and de Montlivault and Ms. LaFreniere also received $538,960, $1,205,086 and $688,866, respectively, upon exercise of Carrier and UTC SARs. These values are not included in the table.

[3] RSUs that vested in 2020, including shares vested to cover FICA taxes for awards with retirement provisions. The value is calculated by multiplying the number of vested Otis RSUs by the market price of Otis common stock on the vesting date. In addition, during 2020 and prior to the Separation, UTC PSU and RSU awards vested for each of Messrs. Mr. Zheng ($854,199) and de Montlivault ($435,999) and Ms. LaFreniere ($958,403).

# Pension benefits

For information on Otis' nonqualified pension plans offered to our employees and our internationally mobile employees, please refer to the description under "Retirement and deferred compensation benefits" on pages 52-53. In 2020, Ms. LaFreniere participated in the PPP and Mr. de Montlivault participated in the TCN. None of the other NEOs were eligible to participate in these plans.

| Plan Name | Number of Years Credited Service (#) | Present Value of Accumulated Benefit[1] | Payments During Last Fiscal Year ($) |
| --- | --- | --- | --- |
| N. LaFreniere Otis Pension Preservation Plan | 21 | 888,871 | — |
| S. de Montlivault Otis Third Country National Plan | 37 | 3,912,291 | — |

[1] The amounts shown are the actuarial present values of the benefits accumulated through December 31, 2020. The present value of the accumulated pension benefits for Ms. LaFreniere under the Otis PPP and for Mr. de Montlivault under the Otis TCN Plan were computed using the 2020 year-end ASC 715-20-50 assumptions, including Pri-2012 mortality table with generational mortality improvement based on MP-2020, except that Ms. LaFreniere and Mr. de Montlivault were assumed to retire at the earliest date they could retire without a reduction of benefits due to their age, meaning at age 65. These amounts differ from the amounts described in the "Potential payments on termination or change-in-control" table as Mr. de Montlivault has reached early retirement age and as such would be eligible for reduced early retirement benefits under the TCN Plan if he were to retire early with an annuity form of payment, while Ms. LaFreniere would be entitled to a reduced early retirement benefit only after reaching early retirement age.

# Nonqualified deferred compensation

Otis offers the Savings Restoration Plan, the Company Automatic Excess Contribution Plan, the Deferred Compensation Plan and the LTIP PSU Deferral Plan. For more information on each of these plans, please refer to the description under "Retirement and deferred compensation benefits" on pages 52-53. In 2020, each of our U.S.-based NEOs participated in the Savings Restoration and Company Automatic Excess Contribution Plan.

| Plan[1] | Executive Contributions in Last FY[2] ($) | Registrant Contributions in Last FY[3] ($) | Aggregate Earnings in Last FY[4] ($) | Aggregate Withdrawals/ Distributions[5] ($) | Aggregate Balance at Last FYE $[6] |
|---|---|---|---|---|---|
| **J. Marks** | | | | | |
| Otis SRP | 133,650 | 80,190 | 45,903 | — | 487,824 |
| Otis CACEP | — | 122,513 | 3,761 | — | 266,823 |
| **R. Ghai** | | | | | |
| Otis SRP | 33,731 | 20,239 | 9,142 | — | 63,112 |
| Otis CACEP | — | 38,234 | 3,978 | — | 43,619 |
| **P. Zheng** | | | | | |
| Otis SRP | 50,085 | 30,051 | 25,721 | — | 308,056 |
| Otis CACEP | — | 45,911 | 3,540 | — | 220,672 |
| **N. LaFreniere** | | | | | |
| Otis SRP | 44,609 | 26,765 | 76,201 | — | 695,294 |
| Otis CACEP | — | 52,044 | 5,055 | — | 57,099 |
| **R. Eubanks, Jr.** | | | | | |
| Otis SRP | 44,119 | 10,406 | 15,096 | -11,302 | 58,319 |
| Otis CACEP | — | 36,766 | 366 | -42,677 | — |

[1] None of the NEOs has an account balance in the Otis Deferred Compensation Plan, and none of the NEOs participate in the LTIP PSU Deferral Plan. Mr. de Montlivault does not participate in any deferred compensation arrangements.

[2] Amounts shown are included in the Salary and Bonus columns of the Summary Compensation Table.

[3] Amounts shown are included in the All Other Compensation column of the Summary Compensation Table.

[4] Amounts shown reflect hypothetical investment returns to accounts based in fixed income, bond, target date and equity indices selected by the participant. These returns do not constitute above-market earnings.

[5] Amounts shown are forfeitures of the company's contributions to the applicable plan.

[6] The sum of contributions (both by the executive and Otis) and credited earnings on those deferrals, less withdrawals. Of these totals, the following amounts have been included in the Summary Compensation Table in prior years: $337,358 (Ms. Marks); $1,406 (Mr. Ghai); and $5,531 (Mr. Eubanks).

Otis

# Potential payments on termination or change-in-control

The table below includes estimates of the value of payments and benefits that each NEO would have been entitled to receive had employment terminated on December 31, 2020, under the circumstances noted below. Under our programs, benefit eligibility and the value of benefits an executive may receive vary depending on the reason for termination and whether the executive is eligible for retirement at that time.

| Payment Type | J. Marks ($) | R. Ghai ($) | P. Zheng ($) | S. de Montlivault ($) | N. LaFreniere ($) | R. Eubanks, Jr. ($)[6] |
|---|---|---|---|---|---|---|
| **Involuntary Termination for Cause** | | | | | | |
| Cash Payment | — | — | — | — | — | — |
| Pension Benefit[1] | — | — | — | 3,971,090 | 944,596 | — |
| Option/SAR Value[2] | — | — | — | — | — | — |
| Stock Awards Value[2] | — | — | — | — | — | — |
| **Sub-Total** | **—** | **—** | **—** | **3,971,090** | **944,596** | **—** |
| Less: Vested Pension | — | — | — | -3,971,090 | -944,596 | — |
| **Total** | **—** | **—** | **—** | **—** | **—** | **—** |
| **Voluntary Termination/Resignation** | | | | | | |
| Cash Payment | — | — | — | — | — | — |
| Pension Benefit[1] | — | — | — | 3,971,090 | 944,596 | — |
| Option/SAR Value[3,4] | 696,230 | — | 188,633 | 161,194 | — | — |
| Stock Awards Value[3,4] | 6,176,299 | — | 1,511,094 | 1,331,816 | — | — |
| **Sub-Total** | **6,872,529** | **—** | **1,699,727** | **5,464,100** | **944,596** | **—** |
| Less: Vested Pension and Equity | -6,872,529 | — | -1,699,727 | -5,464,100 | -944,596 | — |
| **Total** | **—** | **—** | **—** | **—** | **—** | **—** |
| **Involuntary Termination without Cause** | | | | | | |
| Cash Payment[5] | 2,041,334 | 1,500,000 | — | — | — | 1,716,250 |
| Pension Benefit[1] | — | — | — | 3,971,090 | 944,596 | — |
| Option/SAR Value[3,4] | 696,230 | — | 188,633 | 161,194 | 131,471 | — |
| Stock Awards Value[3,4,5] | 8,447,465 | — | 2,764,011 | 2,460,847 | 2,870,438 | 258,885 |
| Other Benefits[5,6] | 23,683 | 23,903 | 20,811 | 21,279 | 17,660 | — |
| **Sub-Total** | **11,208,712** | **1,523,903** | **2,973,455** | **6,614,410** | **3,964,165** | **1,975,135** |
| Less: Vested Pension and Equity | -6,872,529 | — | -1,699,727 | -5,464,100 | -944,596 | — |
| **Total** | **4,336,183** | **1,523,903** | **1,273,728** | **1,150,310** | **3,019,569** | **1,975,135** |
| **Death/Disability** | | | | | | |
| Cash Payment[7] | — | — | — | — | — | — |
| Pension Benefit[1] | — | — | — | 3,971,090 | 944,596 | — |
| Option/SAR Value[8,9] | 696,230 | — | 188,633 | 161,194 | 205,781 | — |
| Stock Awards Value[8,9] | 14,599,244 | 4,264,094 | 5,179,329 | 4,234,845 | 5,103,740 | — |
| **Sub-Total** | **15,295,474** | **4,264,094** | **5,367,962** | **8,367,129** | **6,254,117** | **—** |
| Less: Vested Pension and Equity | -6,872,529 | — | -1,699,727 | -5,464,100 | -944,596 | — |
| **Total** | **8,422,945** | **4,264,094** | **3,668,235** | **2,903,029** | **5,309,521** | **—** |

| Payment Type | J. Marks ($) | R. Ghai ($) | P. Zheng ($) | S. de Montlivault ($) | N. LaFreniere ($) | R. Eubanks, Jr. ($)[6] |
|---|---|---|---|---|---|---|
| **Qualifying Termination within 2 Years Following a Change-in-Control** | | | | | | |
| Cash Payment[10] | 8,625,000 | 3,000,000 | 2,160,000 | 2,041,028 | 1,925,000 | — |
| Pension Benefit[1] | — | — | — | 3,971,090 | 944,596 | — |
| Option/SAR Value[11] | 696,230 | — | 188,633 | 161,194 | 205,781 | — |
| Stock Awards Value[11] | 14,599,244 | 4,264,094 | 5,179,329 | 4,234,845 | 5,103,740 | — |
| Other Benefits[10] | 39,683 | 39,903 | 36,811 | 37,279 | 33,660 | — |
| **Sub-Total** | **23,960,157** | **7,303,997** | **7,564,773** | **10,445,436** | **8,212,777** | **—** |
| Less: Vested Pension and Equity | -6,872,529 | — | -1,699,727 | -5,464,100 | -944,596 | — |
| **Total** | 17,087,628 | 7,303,997 | 5,865,046 | 4,981,336 | 7,268,181 | — |

[1] Estimated lump-sum value of the retirement benefits accrued under the Otis' PPP and TCN plans, assuming retirement or termination on December 31, 2020, payable as of such date or upon attainment of early retirement age (age 55 with 10 or more years of continuous service); if later, based on the applicable plan's 2020 present value and the annuity form of payment. These amounts differ from the amounts shown in the "Pension benefits" table because of the early retirement age adjustments and the form of benefits. Although the annuity values are reduced for early retirement, the present value is larger since the present value is determined based on a longer payment period.

[2] Outstanding equity awards will be forfeited upon involuntary termination (for cause).

[3] Equity awards are valued based on the closing price of Otis common stock on the NYSE ($67.55) on the last trading day of 2020. If an NEO qualifies for retirement treatment (see footnote 4 on the following page) for his or her unvested awards, the value of that equity is included in the "Less Vested Pension and Equity" rows. The value of vested and exerciseable SARs is not included in this table since an NEO is entitled to receive them unless he or she is terminated for cause.

[4] SARs and RSUs awards that are outstanding for more than one year from the grant date will vest in the event of an involuntary termination (not for cause) or a voluntary termination if an executive qualifies for retirement treatment, which is defined as either (i) age 65; (ii) age 55 plus 10 or more years of service; or (iii) age 50 to 54 and age plus years of service equals 65 or more. Only Messrs. Zheng and de Montlivault were retirement eligible as of December 31, 2020. However, UTC entered into an agreement with Ms. Marks on February 3, 2020, that provides retirement treatment to awards UTC granted to her that are held for more than one year from the grant date in the event of involuntary, not for cause termination. For executives who have not qualified for retirement treatment, but have held awards for at least one year from the grant date, in the event of an involuntary termination (not for cause), a pro-rata portion of their SARs and RSUs will vest. Vested SARs may be exercised for up to one year following such involuntary termination. For non-retirement eligible executives who voluntarily terminate, all unvested awards are cancelled and vested SARs may be exercised for up to 90 days following termination. Special out-of-cycle (including the Founders Grant) and ELG RSU awards do not have retirement eligibility treatment and, therefore, are forfeited upon voluntary termination or involuntary termination (not for cause), but ELG RSUs will vest in the case of a mutually agreeable separation (as defined on page 50) following three years of ELG service. With the exception of Mr. Ghai, all the NEOs employed by Otis on December 31, 2020, had met this service condition. Under his Separation Agreement, Mr. Eubanks forfeited his ELG RSU grant and the equity grants made to him in 2020, including his Founders Grant, but he received pro-rata vesting of his 2019 awards and vested in his new hire RSU grant.

[5] The ELG Severance Plan provides for the following payments and benefits: a lump-sum payment equal to one times (1.5X for Otis' Chief Executive Officer) the sum of the executive's annual base salary and target annual bonus; a pro-rated bonus for the year of termination, such bonus to be paid after the completion of the year based on actual performance (assumed earned for this estimate); and other benefits (continued healthcare benefits for the executive (and eligible dependents) for up to 12 months at no cost; and outplacement services for up to 12 months). The value of any cash severance payable under the Severance Plan to an ELG member will be reduced by the value of the executive's ELG RSU grant that vests upon the executive's termination, if any, as well as by any other severance benefits that the executive is entitled to receive upon termination of employment. For Messrs. Zheng and de Montlivault and for Ms. LaFreniere, this netting resulted in zero cash severance payment assuming a December 31, 2020, termination. The pro-rata bonus payment was not included in the table for this type of termination since it is deemed to have already accrued as of December 31, 2020.

[6] Mr. Eubanks terminated employment on September 30, 2020. He received payments for outplacement services ($35,000), miscellaneous moving expenses ($60,000) and legal fees ($35,000). Subject to his compliance with the terms of his Separation Agreement, he will receive severance payments (totaling $1.125 million) in two installments in June 2021 and March 2022 and a prorated bonus payment ($461,250) in early 2021. Information provided hereunder is presented for Mr. Eubanks in the event of an Involuntary Termination without Cause. However, his employment was terminated by mutual agreement. For more information, please see "Eubanks Separation Agreement" on page 51.

[7] The Executive Annual Bonus Plan provides for bonus eligibility for an employee employed on the last day of the performance period. In the event of death or disability on the last day of the performance period (i.e., December 31) while employed with the company, the employee on long-term disability or the employee's estate will receive the bonus payouts as if they had been employed on that day. This amount will be based on actual performance.

[8] In the event of death, all RSUs will vest at death and be converted to shares of Otis stock to be delivered to the participant's estate. All unvested SARs will vest at death and become exercisable. A participant's estate will have three years from death (or until the expiration of the SAR, if earlier) to exercise all outstanding SARs; if a SAR expires prior to the expiration of that exercise period, the SAR will be deemed to be exercised by the estate at the SAR expiration date.

[9] In the event of Disability (as defined in the LTIP), unvested RSUs will remain eligible to vest on the earlier of the award vesting date or 29 months following the date of incurrence of the Disability. All vested SARs may be exercised for up to three years from the Termination Date (or until the expiration of the SAR, if earlier). In addition, all unvested SARs will remain eligible to vest on the earlier of the award vesting date or 29 months following the date of incurrence of the Disability and may then be exercised for three years following such vesting date. The ELG long-term disability program also provides an annual benefit upon disability that is equal to 80% of base salary plus target bonus.

Otis

(10) All the NEOs are eligible for change-in-control benefits under the Otis Change in Control Severance Plan, which is described on page 50. Upon a qualifying termination, the executive will receive a lump-sum payment equal to the sum of his or her annual base salary and target annual bonus (3X for Otis' Chief Executive Officer and 2X for others), and payment of a prorated portion of his or her bonus for the year of termination determined as of the termination date based on actual performance (reduced by any other annual bonus payment to which he or she is entitled for the same period of service); and other benefits (continued healthcare benefits for the executive (and eligible dependents) for up to 12 months at no cost; and financial planning and outplacement services for up to 12 months. The pro-rata bonus payment was not included in the table for this type of termination since it is deemed to have already accrued as of December 31, 2020. Amounts reported in this table do not reflect the impact of the better net after-tax cutback that may apply under the terms of the Change in Control Severance Plan if the "golden parachute" excise tax imposed under the IRC would otherwise apply.

(11) In the event of a qualifying termination within two years following a change-in-control, the Otis LTIP provides for the accelerated vesting of all outstanding equity awards (including awards outstanding for less than one year, and special out-of-cycle and ELG RSU awards). All values shown reflect the closing price of Otis common stock ($67.55) on the last trading day of 2020.

# Proposal 3:
# Advisory vote on frequency of advisory vote on executive compensation

In addition to the "say-on-pay" vote described in Proposal 2, we are seeking an advisory vote on how often we should include a say-on-pay proposal in our Proxy Statement. The Dodd-Frank Act requires that shareholders be given the opportunity to have a "say-on-pay" vote every one, two or three years, or abstain. Although the vote on this proposal is advisory and not binding on us or the Board, the Board will consider the outcome of the vote in making its decision on how frequently this vote should occur.

The Board believes that it is most appropriate for our shareholders to provide us with annual feedback on our executive compensation program. Having a "say-on-pay" vote annually will provide the Board and the Compensation Committee with the opportunity to receive shareholder feedback on a timely and regular basis and to consider that feedback as part of our regular annual compensation review.

**THE BOARD OF DIRECTORS RECOMMENDS THAT THE VOTE BE HELD ANNUALLY AND A VOTE FOR "ONE YEAR."**

OTIS

# Audit matters

## Report of the Audit Committee

The Audit Committee assists the Board of Directors in its oversight responsibilities relating to: the integrity of Otis' financial statements; the independence, qualifications and performance of Otis' internal and independent auditors; Otis' compliance with its policies and procedures, internal controls, The Otis Absolutes and applicable laws and regulations; policies and procedures with respect to risk assessment and management; and such other responsibilities as delegated by the Board from time to time. The Committee's specific responsibilities and duties are set forth in the Audit Committee Charter adopted by the Board, which is available on the company's website.

Management has the primary responsibility for the financial statements and the financial reporting processes, including the system of internal controls. PricewaterhouseCoopers LLP ('PwC"), Otis' independent auditor, is responsible for expressing an opinion on the conformity of Otis' audited financial statements with generally accepted accounting principles and on the effectiveness of Otis' internal control over financial reporting.

In performing its oversight responsibilities, the Committee has reviewed and discussed with management and with PwC the company's audited financial statements for the year ended December 31, 2020, as well as the representations of management and the independent auditor's opinion thereon regarding Otis' internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. The Committee discussed with Otis' internal audit and PwC the overall scope and plans for their respective audits. The Committee met with internal audit and PwC, with and without management present, to discuss the results of their examinations, the evaluation of Otis' internal controls, management's representations regarding internal control over financial reporting, and the overall quality of Otis' financial reporting.

The Committee has received the written disclosures and the Rule 3526 letter from PwC required by the applicable requirements of the Public Company Accounting and Oversight Board ("PCAOB") regarding the independent auditor's communications with the Audit Committee concerning independence, and discussed with PwC its independence, including the impact of any relationships or permitted non-auditing services on PwC's independence. The Committee also discussed with PwC the matters required to be discussed under PCAOB Auditing Standard No. 1301. The Audit Committee also has received written materials addressing PwC's internal control procedures and other matters required by NYSE listing standards.

PwC represented to the Committee that Otis' audited financial statements were fairly presented in accordance with generally accepted accounting principles in the United States. Based on the reviews and discussions referred to above, the Committee has recommended to the Board that the audited financial statements be included in the Otis Annual Report on Form 10-K for the year ended December 31, 2020, for filing with the SEC. The Committee nominates the firm of PricewaterhouseCoopers LLP for appointment by the shareholders as Otis' independent auditor for 2021. The members of the Audit Committee believe that the continued retention of PwC to serve as the independent auditor is in the best interests of Otis and its shareholders.

### AUDIT COMMITTEE

Jeffrey H. Black, Chair      Kathy Hopinkah Hannan
Shailesh G. Jejurikar      Shelley Stewart, Jr.

# Proposal 4:
# Appoint an independent auditor for 2021

- Pursuant to our Bylaws, our independent auditor is appointed by our shareholders. We are asking shareholders to approve the appointment of PricewaterhouseCoopers LLP ("PwC") to serve as our independent auditor for 2021 until the next Annual Meeting of Shareholders.
- PwC, an independent registered public accounting firm, served as Otis' independent auditor in 2020. Our Audit Committee has nominated, and the Board of Directors has approved, the firm for appointment by the shareholders to serve again as Otis' independent auditor for 2021.

**THE BOARD RECOMMENDS A VOTE FOR THE APPOINTMENT OF PwC TO SERVE AS THE COMPANY'S INDEPENDENT AUDITOR FOR 2021.**

Our Audit Committee is responsible for the appointment, retention, termination, compensation, evaluation and oversight of the independent auditor. Upon the Separation of Otis from UTC into an independent public company, PwC was appointed as Otis' independent auditor. The Audit Committee has appointed PwC to continue as our independent registered public accounting firm for 2021. We believe the appointment of PwC as independent auditor is in the best interests of our shareholders, and we are asking our shareholders to approve this appointment for the reasons set forth below.

## Audit Committee assessment of PwC

At least annually the Audit Committee reviews the quality, performance and independence of its independent registered accounting firm, including a review and evaluation of the lead partner. This review takes into account the opinions of management and the internal auditor.

As a result of its most recent review, the Audit Committee believes that the continued retention of PwC as our independent registered public accounting firm is in the best interests of Otis and its shareholders. In making this determination, our Audit Committee considered a variety of factors, including:

- Independence
- Candor and insight provided to the Audit Committee
- Positive and respectful working relationship with management
- Institutional knowledge of Otis
- Responsive, timely and thorough communications with management and the Audit Committee
- Proactive and insightful information provided on accounting and auditing issues and regulatory developments affecting our industry
- Timely, thorough and practical advice and execution of services
- Management feedback
- Lead partner performance
- Comprehensiveness of evaluations of internal control structure

## Audit Committee controls relating to independent auditor

A number of controls are in place to support the continued integrity, independence and quality of the independent registered public accounting firm and its audit responsibilities. These include:

- The Audit Committee, composed solely of independent directors, engages in regular executive sessions with PwC. The Audit Committee Chair and PwC lead audit partner communicate frequently between formal meetings.
- The Audit Committee and our Audit Committee Chair are directly involved in the selection of PwC's lead audit partner for the Otis audit engagement.
- The Audit Committee is responsible for the audit fee negotiations and closely monitors those fees, including the appropriateness of fees relative to both efficiency and audit quality.
- The Audit Committee Chair, directly or as delegated to an Audit Committee member, must pre-approve all services rendered by PwC to Otis and its consolidated subsidiaries. These services include audit, audit-related services (including attestation reports, employee benefit plan audits, accounting and technical assistance, risk and control services, and due diligence-related services) and tax services.
- The Audit Committee reviews and discusses with PwC information regarding PwC's periodic internal and peer quality reviews of its audit work as well as Public Company Accounting Oversight Board reviews.

Otis

# Policy on Audit Committee pre-approval of audit and permissible non-audit services of independent auditor

The Audit Committee has adopted procedures requiring its review and approval in advance of all audit and permissible non-audit services provided by Otis' independent auditor. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is subsequently informed of each particular service approved by delegation. All of the engagements and fees for 2020 were approved by the Audit Committee. The Audit Committee reviewed with PwC whether the non-audit services to be provided were compatible with maintaining the firm's independence and concluded that they were. At least quarterly, the Committee reviewed a report summarizing fiscal year-to-date services provided by PwC and reviews an updated projection of the fiscal year's estimated fees. Non-audit services consist of those described below in the Tax Fees and All Other Fees categories.

# Fees billed by PwC

This table presents fees for professional audit and other services rendered by PwC for the fiscal year 2020. For the year ended December 31, 2019, we did not pay any fees for professional services to PwC. Prior to the Separation, UTC paid any audit, audit-related, tax or other fees related to Otis' businesses.

|  | Year Ended December 31, 2020 ($) |
| --- | ---: |
| Audit Fees[1] | 13,739,094 |
| Audit-Related Fees[2] | 251,672 |
| Tax Fees[3] | 4,029,689 |
| All Other Fees[4] | 2,547,446 |
| **Total** | **20,567,901** |

[1] These amounts represent fees of PwC for the audit of our annual consolidated financial statements; the review of consolidated financial statements included in our quarterly Form 10-Q reports; the audit of internal control over financial reporting; and the services that an independent auditor would customarily provide in connection with subsidiary audits, statutory requirements, regulatory filings and similar engagements for the fiscal year, such as comfort letters, attest services, consents and assistance with review of documents filed with the SEC. Audit fees also include advice about accounting matters that arose in connection with or as a result of the audit or the review of periodic financial statements and statutory audits that non-U.S. jurisdictions require.

[2] Audit-related fees consist of assurance and related services that are reasonably related to the performance of the audit or review of Otis' consolidated financial statements or internal control over financial reporting. This category may include fees related to the performance of audits and attest services not required by statute or regulations; audits of our employee benefit plans; financial and tax due diligence related to mergers, acquisitions, and investments; contractually required audits and compliance assessments; and accounting consultations about the application of GAAP to proposed transactions.

[3] Tax fees generally consist of U.S. and foreign tax compliance and related planning and assistance with tax refund claims, tax consulting, expatriate tax services and tax-related advisory services. Independence risks are mitigated by established safeguards following agreed upon standard work.

[4] All other fees consist of permitted services other than those that meet the criteria above and primarily consist of accounting research software, government compliance, cybersecurity risk assessment, risk management claims and proxy consulting services.

A representative of PwC is expected to be available at our Annual Meeting, will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from shareholders.

# Other important information

## Stock ownership

### Beneficial stock ownership of directors and executive officers

The following table shows information as of February 12, 2021, regarding the beneficial ownership of Otis common stock by: (i) each director and nominee; (ii) each NEO; (iii) and the directors and executive officers as a group. None of these individuals or the group as a whole beneficially owned more than 1% of Otis common stock as of that date. Unless otherwise noted, each person named in the table has sole voting power and sole investment power of the shares shown, except as noted below.

| Directors and Executive Officers | SARs Exercisable within 60 days[1] | RSUs Convertible to Shares within 60 days[2] | DSUs Convertible to Shares within 60 days[3] | Total Shares Beneficially Owned | Percentage of Class |
|---|---|---|---|---|---|
| Christopher J. Kearney | — | 540 | 1,662 | 4,999[4] | * |
| Jeffrey H. Black | — | — | 3,917 | 4,167 | * |
| Kathy Hopinkah Hannan | — | — | 3,800 | 3,800 | * |
| Shailesh G. Jejurikar | — | — | 6,611 | 6,114[4] | * |
| Harold W. McGraw III | — | 1,388 | 27,276 | 30,466 | * |
| Margaret M. V. Preston | — | — | 3,859 | 4,830[5] | * |
| Shelley Stewart, Jr. | — | — | 3,800 | 3,800 | * |
| John H. Walker | — | — | 7,114 | 7,114 | * |
| Judith F. Marks | — | — | — | 39,526 | * |
| Richard M. Eubanks, Jr. | — | — | — | 18,013 | * |
| Rahul Ghai | — | — | — | 49[6] | * |
| Nora E. LaFreniere | 5,508 | — | — | 19,811 | * |
| Stéphane de Montlivault | 3,843 | — | — | 14,689 | * |
| Peiming (Perry) Zheng | 5,925 | — | — | 21,159 | * |
| All directors and executive officers as group (17 persons)[7] | | | | 197,071 | * |

[1] The SARs in the table reflect the net number of shares of Otis common stock that would be issued to the executive officers if their vested SARs were exercised within 60 days of February 12, 2021. Once vested, each SAR can be exercised for the number of shares of Otis common stock having a value equal to the increase in value of a share of Otis common stock from the date the SAR was granted through the exercise date. The net number of shares of Otis common stock was calculated using $63.93 per share, which was the NYSE closing price on February 12, 2021.

[2] These RSUs represent the conversion of RSUs earned as a director of UTC that were converted into Otis RSUs in connection with the Separation. The RSUs vest in equal portions over five years and are distributed in shares of Otis common stock when the director leaves the Board. The table reflects the vested portion of the RSUs, which are the number of shares in which the director has the right to acquire beneficial ownership at any time within 60 days of February 12, 2021, following the director's separation from the Board.

[3] The non-employee director DSUs are converted into Otis common stock upon termination of service. The table reflects the number of shares in which the director has the right to acquire beneficial ownership at any time within 60 days of February 12, 2021, following the director's separation from the Board. For Messrs. McGraw and Kearney, the total also includes DSUs earned as a director of UTC that were converted into Otis DSUs in connection with the Separation.

[4] Includes shares held by a trust.

[5] Includes shares held in individual retirement accounts for Ms. Preston, a director, and her spouse, and shares held jointly with her spouse.

[6] Includes shares held in an individual retirement account.

[7] Mr. Calleja, an executive officer, and his spouse hold a total of 90,000 shares of (less than 1%) Zardoya Otis S.A., which is our majority owned subsidiary whose shares are listed on the Madrid stock exchange.

* Less than 1%

**OTIS**

# Certain beneficial owners

The following table shows all holders known to Otis to be beneficial owners of more than 5% of the outstanding shares of Otis common stock as of December 31, 2020.

| Name and Address | Shares | Percent of Class |
|---|---|---|
| **The Vanguard Group**[1]<br>100 Vanguard Boulevard<br>Malvern, PA 19355 | 37,456,285 | 8.65% |
| **State Street Corporation**[2]<br>State Street Financial Center<br>One Lincoln Street<br>Boston, MA 02111 | 33,601,023 | 7.76% |
| **BlackRock, Inc.**[3]<br>55 East 52nd Street<br>New York, NY 10055 | 32,225,210 | 7.40% |

[1] The Vanguard Group reported in an SEC filing that, as of December 31, 2020, it held sole voting power with respect to zero shares of Otis common stock, shared voting power with respect to 638,145 shares of Otis common stock, sole dispositive power with respect to 35,712,154 shares of Otis common stock, and shared dispositive power with respect to 1,744,131 shares of Otis common stock.

[2] State Street Corporation reported in an SEC filing that, as of December 31, 2020, it held sole voting power with respect to zero shares of Otis common stock, shared voting power with respect to 31,862,942 shares of Otis common stock, sole dispositive power with respect to zero shares of Otis common stock, and shared dispositive power with respect to 33,597,988 shares of Otis common stock.

[3] BlackRock, Inc., reported in an SEC filing that, as of December 31, 2020, it held sole power to vote or to direct the vote of 28,213,753 shares of Otis common stock and sole power to dispose or direct the disposition of 32,225,210 shares of Otis common stock.

# Delinquent Section 16(a) reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors and persons who own more than 10% of a registered class of Otis' equity securities to file reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the SEC. Such directors, executive officers and 10% shareholders also are required by SEC rules to furnish Otis with copies of all Section 16(a) forms they file. Based solely upon its review of copies of such forms received, or on written representations from certain reporting persons for which no other filings were required, Otis believes that during the year ended December 31, 2020, there was compliance with all Section 16(a) filing requirements applicable to its directors, executive officers and 10% shareholders, except that a late report was filed by Ms. Preston to report 10 purchases of Otis common stock, covering a total of 96 shares, in 2020 and one sale of 14 shares of Otis common stock in early 2021.

# Transactions with related persons

The Otis Related Person Transactions Policy requires review, approval or ratification of "Related Person Transactions," defined by Otis as transactions exceeding $120,000 in which Otis or an Otis subsidiary is a participant and in which an Otis director, executive officer, or a beneficial owner of 5% or more of Otis' outstanding shares, or an immediate family member of any of the foregoing persons, has a direct or indirect material interest.

Under this policy, a director, director nominee and executive officer must notify the Corporate Secretary of any proposed transaction, arrangement or relationship in which the amount involved exceeds $120,000, Otis or any of its subsidiaries is a participant, and such person or such person's immediate family member had, has or will have an interest, whether or not such interest is material. Upon submission, the following process occurs:

- The proposed transaction is reviewed by the Corporate Secretary who will, in consultation with the Chief Compliance Officer, assess whether the transaction may be a Related Person Transaction.
- If the Corporate Secretary and Chief Compliance Officer conclude that the transaction may be a Related Person Transaction, the transaction is submitted to the Board's Nominations and Governance Committee for approval.

- The Committee must base its approval on whether the transaction is determined to be in, or not inconsistent with, the best interests of Otis and its shareholders. The Committee has delegated to its Chair the authority to make this determination if approval is required prior to the next scheduled Committee meeting. In making this determination, the Committee must take into consideration all relevant facts and circumstances, including whether the transaction is on terms no less favorable to Otis than those available with other parties and the extent of the related person's interest in the transaction.

If the Corporate Secretary learns of a Related Person Transaction that is ongoing or already consummated without having received Committee approval, the Corporate Secretary will promptly submit the transaction to the Committee for review. The Committee will consider all of the relevant facts and circumstances available, shall evaluate all options, including but not limited to ratification, amendment, rescission or termination of the Related Person Transaction, and shall take such course of action as appropriate under the circumstances. The Committee also will examine the facts and circumstances pertaining to the failure of such transaction to have been presented to the Committee and shall take such actions deemed appropriate under the circumstances.

Otis' policy generally permits employment of relatives of related persons possessing qualifications consistent with Otis' requirements for non-related persons in similar circumstances, provided the employment is approved by the Chief People Officer and the Chief Compliance Officer.

Except for the agreements described below, there were no other Related Person Transactions identified for 2020.

# Agreements with UTC prior to the Separation

Prior to the Separation, UTC was our sole shareholder and, therefore, is deemed a "related party" even though UTC ceased to hold any shares of Otis common stock upon the completion of the Separation. As a result, we are required to disclose the following agreements that were approved and entered into between Otis and UTC prior to the Separation, while Otis was a wholly-owned subsidiary of UTC.

Prior to the Separation, Otis entered into several agreements with UTC and Carrier Global Corporation ("Carrier"), including a separation and distribution agreement that set forth certain agreements with UTC and Carrier regarding the principal actions taken in connection with the Separation. This included identifying the assets transferred, the liabilities assumed and the contracts transferred to each of UTC, Carrier and Otis as part of the Separation, and when and how these transfers and assumptions occurred. Other agreements that Otis entered into that govern aspects of our relationship with UTC and Carrier following the Separation include:

- **Transition Services Agreement ("TSA").** We entered into the TSA under which UTC provides Otis with certain services, and we provide certain services to UTC for a limited time to help ensure an orderly transition following the Separation.
- **Tax Matters Agreement ("TMA").** We entered into the TMA with UTC and Carrier that governs the parties' respective rights, responsibilities and obligations with respect to tax matters (including responsibility for taxes, entitlement to refunds, allocation of tax attributes, preparation of tax returns, control of tax contests and other tax matters). Subject to certain exceptions set forth in the TMA, Otis generally is responsible for federal, state and foreign taxes imposed on a separate return basis on Otis (or any of its subsidiaries) with respect to taxable periods (or portions thereof) that ended on or prior to the date of the Separation. The TMA provides special rules that allocate responsibility for tax liabilities arising from a failure of the Separation transactions to qualify for tax-free treatment based on the reasons for such failure. The TMA also imposes restrictions on Otis during the two-year period following the Separation that are intended to prevent certain transactions from failing to qualify as transactions that are generally tax-free.
- **Employee Matters Agreement ("EMA") and Intellectual Property Agreement.** We also entered into the EMA, which allocated among Otis, UTC and Carrier the liabilities and responsibilities relating to employment matters, employee compensation and benefit plans and programs, and other related matters, and an intellectual property agreement with UTC and Carrier in connection with the Separation.

Additional information about the terms of these agreements can be found in Otis' information statement, dated March 16, 2020, which was included as Exhibit 99.1 to Otis' Current Report on Form 8-K filed on March 16, 2020, under the section entitled "Certain Relationships and Related Party Transactions." The foregoing summaries of the terms of the material agreements Otis entered into with UTC in connection with the Separation do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements, filed as exhibits to the Otis Current Report on Form 8-K filed on April 3, 2020.

# Other matters

## Cautionary note concerning factors that may affect future results

This Proxy Statement contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management's current expectations or plans for Otis' future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "expectations," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "will," "should," "see," "guidance," "outlook," "confident" and other words of similar meaning in connection with a discussion of future operating or financial performance or the Separation. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, dividends, share repurchases, tax rates and other measures of financial performance or potential future plans, strategies or transactions of Otis following the Separation, including the estimated costs associated with the Separation and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, Otis claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation:

- the effect of economic conditions in the industries and markets in which Otis and its businesses operate in the United States and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end-market demands in construction, the impact of weather conditions, pandemic health issues (including COVID-19 and its effects, among other things, on global supply, demand, and distribution disruptions as the coronavirus outbreak continues and results in an increasingly prolonged period of travel, commercial and/or other similar restrictions and limitations), natural disasters and the financial condition of Otis' customers and suppliers;

- challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services;

- future levels of indebtedness, capital spending and research and development spending;

- future availability of credit and factors that may affect such availability, including credit market conditions and Otis' capital structure;

- the timing and scope of future repurchases of Otis common stock, which, if commenced, may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash;

- delays and disruption in delivery of materials and services from suppliers;

- cost reduction or containment actions, restructuring costs and related savings and other consequences thereof;

- new business and investment opportunities;

- the anticipated benefits of moving away from diversification and balance of operations across product lines, regions and industries;

- the outcome of legal proceedings, investigations and other contingencies;

- pension plan assumptions and future contributions;

- the impact of the negotiation of collective bargaining agreements and labor disputes;

- the effect of changes in political conditions in the United States, including the new U.S. Administration, and other countries in which Otis and its businesses operate, including the United Kingdom's recent withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond;

- the effect of changes in tax, environmental, regulatory (including among other things import/export) and other laws and regulations in the United States and other countries in which Otis and its businesses operate, including changes as a result of the new U.S. Administration;

- the ability of Otis to retain and hire key personnel;

- the scope, nature, impact or timing of acquisition and divestiture activity, including among other things integration of acquired businesses into existing businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs;

- the expected benefits of the Separation and the timing thereof;

- a determination by the Internal Revenue Service and other tax authorities that the distribution or certain related transactions should be treated as taxable transactions;

- risks associated with indebtedness incurred as a result of financing transactions undertaken in connection with the Separation;

- the risk that dis-synergy costs, costs of restructuring transactions and other costs incurred in connection with the Separation will exceed Otis' estimates; and
- the impact of the Separation on Otis' businesses, resources, systems, procedures and controls, diversion of management's attention and the impact on relationships with customers, suppliers, employees and other business counterparties.

In addition, our 2020 Annual Report includes important information as to risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. See the "Notes to Consolidated Financial Statements" under the headings "Note 1: Business Overview and Separation from United Technologies Corporation" and "Note 21: Contingent Liabilities," the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Business Overview," "Critical Accounting Estimates," "Results of Operations," and "Liquidity and Financial Condition" in our 2020 Annual Report and the sections titled "Item 1. Business," "Item 1A. Risk Factors," and "Item 3. Legal Proceedings" in our 2020 Annual Report on Form 10-K. The forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements is disclosed from time to time in our other filings with the SEC.

## Availability of corporate documents

The Otis Corporate Governance Guidelines (and related documents), the charters for each Board Committee and Otis' code of ethics (The Otis Absolutes) are available on Otis' website at www.otisinvestors.com/governance/governance-documents. Printed copies will be provided, without charge, to any shareholder upon request addressed to the Corporate Secretary at:

Corporate Secretary
Otis Worldwide Corporation
1 Carrier Place
Farmington, CT 06032

## Incorporation by reference

In connection with our discussion of director and executive compensation, we have incorporated by reference in this Proxy Statement certain information from Note 13: Employee Benefit Plans to the Consolidated Financial Statements in our 2020 Annual Report on Form 10-K filed on February 5, 2021; these are the only portions of such filings that are incorporated by reference in this Proxy Statement.

## Company names, trademarks and trade names

Otis and its subsidiaries' names, abbreviations thereof, logos, and product and service designators are either the registered or unregistered trademarks or trade names of Otis and its subsidiaries. Names of other companies and organizations, abbreviations thereof, logos of other companies and organizations, and product and service designators of other companies are either the registered or unregistered trademarks or trade names of their respective owners.

Otis

# Frequently asked questions about the Annual Meeting

YOUR VOTE IS IMPORTANT.

## Why am I being provided with these proxy materials?

We are providing these proxy materials to you in connection with the solicitation by the Board of proxies to be voted at our Annual Meeting and at any postponed or reconvened meeting.

## Who can vote?

All registered shareholders and beneficial owners of shares held in street name are entitled to vote if you owned shares of Otis common stock at the close of business on March 3, 2021, which is referred to as the "record date." For a period of 10 days prior to the Annual Meeting, a list of registered shareholders entitled to vote at the meeting will be available for examination by registered shareholders during normal business hours at our headquarters in Farmington, Connecticut, as long as the examination is for a purpose germane to the meeting. If you would like to view such list of registered holders, please contact the Corporate Secretary's Office by mail or email at the address set forth on the Otis website at www.otisinvestors.com/governance/governance-documents to schedule an appointment.

## Does the company have a policy about directors' attendance at the Annual Meeting?

We do not have a written policy requiring that directors attend the Annual Meeting, but directors are encouraged to do so unless there is an unavoidable scheduling conflict.

## What is the quorum requirement for the Annual Meeting?

Under the Bylaws, a quorum is required to transact business at the Annual Meeting. The holders of a majority of the outstanding shares of Otis common stock as of the record date, present either at the Annual Meeting or by proxy and entitled to vote, will constitute a quorum. As of the record date, 429,779,560 shares of common stock were issued and outstanding.

# How do I vote?

**Registered shareholders.**



**INTERNET**

**Online at the Virtual Meeting:**
Go to www.virtualshareholdermeeting.com/OTIS2021

You may attend the meeting via the internet and vote during the meeting. Have your Notice of Internet Availability, proxy card or voting instruction form in hand and follow the instructions.

**Online in advance of the Virtual Meeting:**
Go to www.proxyvote.com

Use the internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern time on April 26, 2021. Have your Notice of Internet Availability, proxy card or voting instruction form in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

Internet and telephone voting facilities will be available 24 hours a day until 11:59 p.m. Eastern time on April 26, 2021. To authenticate your internet or telephone vote, you will need to enter your confidential voter control number as shown on the voting materials you received. If you vote online or by telephone, you do not need to return a proxy card or voting instruction card.



**TELEPHONE**

1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern time on April 26, 2021. Have your Notice of Internet Availability, proxy card or voting instruction form in hand when you call and then follow the instructions.



**MAIL**

Mark, sign and date your proxy card or voting instruction form and return it in the postage-paid envelope we provided or return it in your own envelope by mailing it to:

Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Please allow sufficient time for delivery of your proxy card or voting instruction form if you decide to vote by mail.

**Beneficial shareholders.** If you own shares in street name through an account with a bank, brokerage firm or other intermediary, your intermediary will send you printed copies of the proxy materials or provide instructions on how to access proxy materials electronically. You are entitled to direct the intermediary how to vote your shares by following the voting instructions that the intermediary provides to you.

**Changing your vote.** If you are a registered shareholder:

- If you voted by telephone or the internet, access the method you used and follow the instructions given for revoking a proxy.
- If you mailed a signed proxy card, mail a new proxy card with a later date (which will override your earlier proxy card).
- Write to the Corporate Secretary providing your name and account information.
- If you are a beneficial shareholder, ask your bank, brokerage firm or other intermediary about how to revoke or change your voting instructions.

# How will my shares be voted?

Each share of Otis common stock is entitled to one vote. Your shares will be voted in accordance with your instructions. In addition, if you have returned a signed proxy card or submitted voting instructions by telephone or the internet, the proxy holders will have, and intend to exercise, discretion to vote your shares in accordance with their best judgment on any matters not identified in this Proxy Statement that are brought to a vote at the Annual Meeting. We do not know of any such additional matters at this time, however.

If your shares are registered in your name and you sign and return a proxy card or vote by telephone or the internet but do not give voting instructions on a particular matter, the proxy holders will be authorized to vote your shares on that matter in accordance with the Board's recommendation. If you hold your shares through an account with a broker and do not give voting instructions on a matter, your broker is permitted under NYSE rules to vote your shares in its discretion only on Proposal 4 (Appoint an independent auditor for 2021) and is required to withhold a vote on each of the other proposals, resulting in a so-called "broker non-vote." The impact of abstentions and broker non-votes on the overall voting results is shown in the table below.

**OTIS**

# How do voting abstentions and broker non-votes affect the voting results?

| Matter | Vote Required for Approval | Impact of Abstentions | Impact of Broker Non-Votes |
|---|---|---|---|
| Election of directors | Votes for a nominee must exceed 50% of the votes cast for that nominee | Not counted as votes cast; no impact on outcome | Not counted as votes cast; no impact on outcome |
| Advisory vote to approve executive compensation | The affirmative vote of the holders of a majority of shares of our common stock, present at the Annual Meeting or represented by proxy and entitled to vote, is required for approval | Counted toward quorum; impact is the same as a vote against | Not counted as votes cast; no impact on outcome |
| Advisory vote on frequency of advisory vote on executive compensation | The affirmative vote of the holders of a majority of shares of our common stock, present at the Annual Meeting or represented by proxy and entitled to vote, is required for approval | Counted toward quorum; impact is the same as a vote against | Not counted as votes cast; no impact on outcome |
| Appoint an independent auditor for 2021 | Approval by a majority of the votes making up the quorum | Counted toward quorum; impact is the same as a vote against | Not applicable |

# What happens if a director in an uncontested election receives more votes "against" than "for" his or her election?

In an uncontested election of directors, any nominee for director who is an incumbent director and who receives a greater number of votes cast "against" than votes "for" his or her election must, under our Corporate Governance Guidelines, promptly tender his or her resignation to the Chair of the Nominations and Governance Committee following certification of the shareholder vote. The Committee must promptly make a recommendation to the Board about whether to accept or reject the tendered resignation. The director who tendered a resignation may not participate in the Committee's recommendation or the Board's consideration.

Under our Corporate Governance Guidelines, the Board must act on the Committee's recommendation no later than 90 days after the date of the shareholders meeting. Regardless of whether the Board accepts or rejects the resignation, Otis must promptly file a Report on Form 8-K with the SEC that explains the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation.

If a director's resignation is accepted, the Committee also will recommend to the Board whether to fill the vacancy or to reduce the size of the Board. Under the Otis Bylaws, a vacancy arising in these circumstances may be filled by a majority vote of the remaining directors.

# Who counts the votes?

Broadridge Financial Solutions ("Broadridge"), an independent entity, will tabulate the votes. At the Annual Meeting, a representative of Broadridge will act as the independent Inspector of Election and in this capacity will supervise the voting, decide the validity of proxies and certify the results.

Broadridge has been instructed to keep the vote of each shareholder confidential, and the vote may not be disclosed, except in legal proceedings or for the purpose of soliciting shareholder votes in a contested proxy solicitation.

# How may the company solicit my proxy?

Employees of Otis may solicit proxies on behalf of the Board by mail, email, in person and by telephone. These employees will not receive any additional compensation for these activities. Otis will bear the cost of soliciting proxies and will reimburse banks, brokerage firms and other intermediaries for their reasonable out-of-pocket expenses for forwarding proxy materials to shareholders. Otis has retained Georgeson, Inc., to assist in soliciting proxies for a fee of $16,000 plus expenses.

## Why did I receive a Notice of Internet Availability?

To conserve natural resources and reduce costs, we are sending most shareholders a Notice of Internet Availability, as permitted by SEC rules. The Notice of Internet Availability explains how you can access Otis' proxy materials on the internet and how to obtain printed copies if you prefer. It also explains how you can choose either electronic or print delivery of proxy materials for future Annual Meetings of Shareholders.

## How can I receive my proxy materials electronically?

To conserve resources and reduce costs, we encourage shareholders to access their proxy materials electronically.

If you are a registered shareholder, you can sign up at www-us.computershare.com/Investor/#Home to get electronic access to proxy materials for future meetings, rather than receiving them in the mail. Once you sign up, you will receive an email each year explaining how to access the annual report to shareholders and proxy statement, and how to vote online. Your enrollment for electronic access will remain in effect unless you cancel it, which you can do up to two weeks before the record date for any future Annual Meetings of Shareholders.

If you are a beneficial shareholder you may obtain electronic access to proxy materials by contacting your bank, brokerage firm or other intermediary.

## What materials are mailed to me when I share the same address as another Otis shareholder?

If you share an address with one or more other Otis shareholders, you may have received only a single copy of the 2020 Annual Report, Proxy Statement or Notice of Internet Availability for your entire household. This practice, known as "householding," is intended to reduce printing and mailing costs.

If you are a registered shareholder and you prefer to receive a separate 2020 Annual Report, Proxy Statement or Notice of Internet Availability this year or in the future, or if you are receiving multiple copies at your address and would like to enroll in "householding" and receive a single copy, please contact Computershare at 1-866-524-0723. If you are a beneficial shareholder, please contact your bank, brokerage firm or other intermediary to make your request. There is no charge for separate copies.

## How can I receive a copy of the company's 2020 Annual Report on Form 10-K?

Otis will provide, without charge, a copy of the Annual Report on Form 10-K to any shareholder upon a request directed to the Corporate Secretary's Office (see below for contact information).

## How do I submit proposals and nominations for the 2022 Annual Meeting of Shareholders?

**Shareholder Proposals.** To submit a shareholder proposal to be considered for inclusion in Otis' proxy statement for the 2022 Annual Meeting of Shareholders under SEC Rule 14a-8, you must send the proposal to our Corporate Secretary. The Corporate Secretary must receive the proposal in writing by November 12, 2021.

To introduce a proposal for vote at the 2022 Annual Meeting of Shareholders (other than a shareholder proposal included in the proxy statement in accordance with SEC Rule 14a-8), Otis' Bylaws require that the shareholder send advance written notice to the Corporate Secretary for receipt no earlier than December 28, 2021, and no later than January 27, 2022.

**Director nominations at the 2022 Annual Meeting of Shareholders.** The Otis Bylaws require that a shareholder who wishes to nominate a candidate for election as a director at the 2022 Annual Meeting (other than pursuant to the proxy access provisions of Section 1.16 of the Bylaws) must send advance written notice to the Corporate Secretary for receipt no earlier than December 28, 2021, and no later than January 27, 2022.

**Director nominations by proxy access.** The Otis Bylaws require that an eligible shareholder who wishes to have a nominee of that shareholder included in the Otis proxy materials for the 2022 Annual Meeting of Shareholders pursuant to the proxy access provisions of Section 1.16 of our Bylaws send advance written notice to the Corporate Secretary for receipt no earlier than October 13, 2021, and no later than November 12, 2021.

Otis

Shareholders are advised to review our Bylaws, a copy of which is available on our website listed below, as they contain additional requirements with respect to advance notice of shareholder proposals and director nominations and nominations made under the proxy access provision.

## How do I contact the Corporate Secretary's Office?

Shareholders may contact the Corporate Secretary's Office in one of the two methods shown below:

| Communication Method | Contact Information |
| --- | --- |
| Write a letter | Corporate Secretary<br>Otis Worldwide Corporation<br>1 Carrier Place<br>Farmington, CT 06032 |
| Send an email | corpsecretary@otis.com |

**OUR BYLAWS AND OTHER GOVERNANCE DOCUMENTS ARE AVAILABLE AT WWW.OTISINVESTORS.COM/GOVERNANCE/GOVERNANCE-DOCUMENTS.**

# Appendix A: Reconciliation of GAAP measures to corresponding non-GAAP measures

## RECONCILIATION OF OPERATING PROFIT TO CORRESPONDING NON-GAAP MEASURES

| | Year Ended December 31, | |
|---|---|---|
| (dollars in millions) | 2020 | 2019 |
| **New equipment** | | |
| Net sales | $ 5,371 | $ 5,648 |
| **GAAP operating profit** | **318** | **393** |
| Restructuring | 30 | 19 |
| UTC allocated corporate expenses | — | 6 |
| Public company standalone costs[1] | — | (16) |
| Other | — | — |
| **Adjusted new equipment operating profit** | **$   348** | **$   402** |
| Adjusted operating profit margin | 6.5% | 7.1% |
| **Service** | | |
| Net sales | $ 7,385 | $ 7,470 |
| **GAAP operating profit** | **1,611** | **1,603** |
| Restructuring | 47 | 35 |
| UTC allocated corporate expenses | — | 14 |
| Public company standalone costs[1] | — | (56) |
| Other | — | 3 |
| **Adjusted service operating profit** | **$ 1,658** | **$ 1,599** |
| Adjusted operating profit margin | 22.5% | 21.4% |
| **General corporate expenses and other** | | |
| General corporate expenses and other | $     (87) | $   (129) |
| **Adjusted total operating profit** | **$ 1,919** | **$ 1,872** |
| **Total Otis** | | |
| **GAAP operating profit** | **$ 1,639** | **$ 1,814** |
| Restructuring | 77 | 54 |
| Loss on disposal of business | — | 26 |
| One-time separation costs | 119 | 43 |
| Expected insurance recovery | (17) | — |
| Fixed asset impairment | 85 | — |
| UTC allocated corporate expenses | 16 | 80 |
| Public company standalone costs[1] | — | (147) |
| Other | — | 2 |
| **Adjusted total operating profit** | **$ 1,919** | **$ 1,872** |
| **Adjusted operating profit margin** | **15.0%** | **14.3%** |

[1] Public company standalone costs represent estimated costs such as personnel costs, risk management and incentive compensation that have been incurred and are reflected in results for the year-ended December 31, 2020, and are not adjusted. For the year ended December 31, 2019, these standalone costs have been included in the adjustments, as though Otis' operations had been conducted independently from UTC.

Otis

## NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS AND DILUTED EARNINGS PER SHARE (GAAP) TO CORRESPONDING NON-GAAP MEASURES

| | Year Ended December 31, | |
|---|---|---|
| (dollars in millions, except per share amounts) | 2020 | 2019 |
| **Adjusted operating profit** | **$ 1,919** | **$ 1,872** |
| Non-service pension cost[3] | (5) | (9) |
| Net interest expense[2] | (123) | (160) |
| **Adjusted income from operations before income taxes** | **1,791** | **1,703** |
| Income tax expense | 455 | 594 |
| Tax impact on restructuring and non-recurring items | 58 | 18 |
| Tax impact on other adjustments | — | (41) |
| Non-recurring tax items | 32 | 10 |
| **Adjusted net income from operations** | **1,246** | **1,122** |
| Noncontrolling interest | 150 | 151 |
| **Adjusted net income attributable to common shareholders** | **$ 1,096** | **$ 971** |
| **GAAP income attributable to common shareholders** | **$ 906** | **$ 1,116** |
| Restructuring | 77 | 54 |
| Loss on disposal of business | — | 26 |
| One-time separation costs | 119 | 43 |
| Expected insurance recovery | (17) | — |
| Fixed asset impairment | 85 | — |
| UTC allocated corporate expenses | 16 | 80 |
| Public company standalone costs[1] | — | (147) |
| Non-service pension cost[3] | — | (42) |
| Net interest expense[2] | — | (174) |
| Other | — | 2 |
| Tax effects of restructuring, non-recurring items and other adjustments | (58) | 23 |
| Non-recurring tax items | (32) | (10) |
| **Adjusted net income attributable to common shareholders** | **$ 1,096** | **$ 971** |
| **Diluted earnings per share** | **$ 2.08** | **$ 2.58** |
| Impact to diluted earnings per share | 0.44 | (0.34) |
| **Adjusted diluted earnings per share** | **$ 2.52** | **$ 2.24** |
| **Effective tax rate** | **30.1%** | **31.9%** |
| Impact of adjustments on effective tax rate | 0.3% | 2.2% |
| **Adjusted effective tax rate** | **30.4%** | **34.1%** |

[1] Public company standalone costs represent estimated costs such as personnel costs, risk management and incentive compensation that have been incurred and are reflected in results for the year ended December 31, 2020, and are not adjusted. For the year ended December 31, 2019, these standalone costs have been included in the adjustments, as though Otis' operations had been conducted independently from UTC.

[2] Otis issued debt and began to incur interest expenses in February 2020 associated with the debt issuance. The year-to-date actual interest expense incurred has been reflected in the comparative period in 2019 as though Otis incurred those expenses in the prior year.

[3] Non-service pension included in GAAP net income attributable to Otis includes amounts associated with Otis' participation in UTC's retained pension plans. The amounts related to these plans are removed from Otis' results in 2019, as though Otis' operations had been conducted independently from UTC.

## RECONCILIATION OF 2020 NET SALES GROWTH (GAAP) TO ORGANIC SALES GROWTH (NON-GAAP)

| | Factors Contributing to Total % Change in Net Sales | | | | |
| --- | --- | --- | --- | --- | --- |
| | Organic | FX Translation | Acquisitions / Divestitures, net | Other | Total |
| New equipment | (4.0)% | (0.8)% | —% | (0.1)% | (4.9)% |
| Service | (0.7)% | (0.1)% | (0.3)% | —% | (1.1)% |
|    Maintenance and repair | (0.9)% | (0.1)% | (0.2)% | —% | (1.2)% |
|    Modernization | 0.1% | 0.1% | (1.1)% | —% | (0.9)% |
| Total net sales | (2.1)% | (0.4)% | (0.2)% | (0.1)% | (2.8)% |

## RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES (GAAP) TO FREE CASH FLOW (NON-GAAP)

| | 12 Months Ended December 31, | |
| --- | --- | --- |
| (dollars in millions) | 2020 | 2019 |
| Net income attributable to common shareholders | $ 906 | $1,116 |
| Net cash flows provided by operating activities | $1,480 | $1,469 |
|    Net cash flows provided by operating activities as a percentage of net income attributable to common shareholders | 163% | 132% |
| Capital expenditures | (183) | (145) |
|    Capital expenditures as a percentage of net income attributable to common shareholders | (20)% | (13)% |
| Free cash flow | $1,297 | $1,324 |
|    Free cash flow as a percentage of net income attributable to common shareholders | 143% | 119% |

# Use and definitions of non-GAAP financial measures

The company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP"). We supplement the reporting of our financial information determined under GAAP with certain non-GAAP financial information. The non-GAAP information presented provides investors with additional useful information but should not be considered in isolation or as substitutes for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. We encourage investors to review our financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

Adjusted operating profit, organic sales and adjusted EPS are non-GAAP financial measures. Adjusted operating profit represents income from continuing operations (a GAAP measure), excluding restructuring costs, other significant items and allocated costs for certain functions, and UTC-allocated costs, including estimated standalone public company costs. Adjusted EPS represents diluted earnings per share from continuing operations (a GAAP measure), adjusted for the per share impact of restructuring; other significant items and estimated adjustments to non-service pension expense; net interest expense; and income tax expense as if Otis was a standalone public company. Management believes that the non-GAAP measures just mentioned are useful in providing period-to-period comparisons of the results of the company's ongoing operational performance.

Organic sales represent consolidated net sales (a GAAP measure), excluding the impact of foreign currency translation, acquisitions and divestitures completed in the preceding 12 months and other significant items of a non-recurring and/or non-operational nature ("other significant items").

Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing Otis' ability to fund its activities, including the financing of acquisitions, debt service, repurchases of common stock and distribution of earnings to shareholders.

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables above and on the prior pages. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

**OTIS**

# Appendix B: Financial performance metrics used in Otis' short-term incentive compensation plan

All performance measures are based on performance of continuing operations, unless otherwise noted.

| Metric | Corporate Level | Region Levels |
|---|---|---|
| **Adjusted Net Income** | Otis global consolidated net income from continuing operations attributable to common shareholders, adjusted for restructuring costs, non-recurring and other significant non-operational items | N/A |
| **EBIT** | N/A | Earnings at the region level before interest and taxes, at constant currency, adjusted for restructuring costs, non-recurring and other significant non-operational items, and impact of significant acquisitions/divestitures |
| **Free Cash Flow** | Otis global consolidated net cash flow provided by operating activities, less capital expenditures, adjusted for certain discrete items, non-recurring and other significant non-operational items | An internal measure, at constant currency, and defined as consolidated net cash flow provided by operating activities, less capital expenditures, and adjusted for restructuring, non-recurring and other significant non-operational items |
| **Organic Sales** | Consolidated net sales at the Otis' global/region level excluding the impact of foreign currency translation, acquisitions and divestitures completed in the preceding 12 months and other significant items of a non-recurring and/or non-operational nature | |
| **New Equipment Orders** | Net future sales value at the Otis' global/regional level, at constant currency, of contractual obligations to provide our products (including installation) under purchase orders, contracts, options, long-term agreements or other forms of legally binding contractual arrangements | |

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Otis Worldwide Corporation
1 Carrier Place, Farmington, CT 06032 USA
**www.otis.com**